Exhibit 4

EXECUTION VERSION

TRANSACTION AGREEMENT

by and among

BANCO BILBAO VIZCAYA ARGENTARIA S.A. AND OTHERS

and

METLIFE, INC. AND OTHERS

Dated as of February 1, 2013

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-ii-

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Annex 6	Terms of the Offer	A-6-1
Annex 7	Closing Deliverables	A-7-1
Annex 8	Net Debt Statement	A-8-1
Annex 9	Certain Purchaser Qualifications	A-9-1
Annex 10	Form of Software License Agreement	A-10-1
Annex 11	Net Debt Statement Procedures	A-11-1
Annex 12	NewCo Documentation	A-12-1
Annex 13	Company Salary Mass	A-13-1
Annex 14	Tower Lease Amendment and Term Sheet	A-14-1
Annex 15	Salary Mass Fee Statement	A-15-1

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This TRANSACTION AGREEMENT, dated as of February 1, 2013, by and among Banco Bilbao Vizcaya Argentaria S.A. (the “Sellers’ Representative”), the Share Seller (as defined below), MetLife, Inc. (the “Purchasers’ Representative”) and, from and after their respective accessions to this Agreement in accordance with Section 2.10 (Share Purchaser(s)), the Share Purchaser(s) (as defined below).

W I T N E S S E T H:

WHEREAS, on the terms and conditions set forth herein, the Purchasers’ Representative desires to indirectly acquire 100% of the Company Shares pursuant to the Offer and to cause the Share Purchaser(s), from and after their respective formations, to effect the Offer upon the terms described herein, and the Sellers desire to sell to the Share Purchaser(s), and the Share Purchaser(s) desire, from and after their respective formations, to purchase from the Sellers, the Shares (as defined below);

WHEREAS, the Purchasers’ Representative shall form or cause the formation, prior to the Launch Date, of one or more Share Purchaser(s) as any of a Chilean limited liability company (sociedad de responsibilidad limitada), a Chilean stock corporation (sociedad por acciones) or a Chilean corporation (sociedad anónima) each of which will be a wholly owned direct or indirect subsidiary of the Purchasers’ Representative and promptly following such formation, the Purchasers’ Representative shall cause each Share Purchaser to, and each Share Purchaser shall, sign a joinder to this Agreement and be bound hereunder;

NOW, THEREFORE, in consideration of the premises and the mutual representations, warranties, covenants and undertakings contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, agree as follows:

ARTICLE I

DEFINITIONS AND TERMS

Section 1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“Accountant Determined Cash Dividend Amount” has the meaning set forth in Section 2 of Annex 11 (Net Debt Statement Procedures);

“Accountant Determined Net Debt Statement” has the meaning set forth in Section 2 of Annex 11 (Net Debt Statement Procedures);

“Acquisition Proposal” has the meaning set forth in Section 5.18(e) (No Solicitation of Acquisition Proposals; No Tender into Competitive Offers);

“Action” has the meaning set forth in Section 3.7 (No Litigation);

“Additional Expected Closing Cash” shall mean an amount equal to USD 400,000 multiplied by a number equal to the sum of (i) the number of calendar days between the Balance Sheet Date and the Launch Date plus (ii) 33 plus (iii) any days (beyond the initial thirty (30) calendar day Offer period) by which the Offer Period is extended in accordance with this Agreement;

“Adequate Authority” has the meaning set forth in Section 7.4(a) (Tax Returns and Allocation of Taxes);

“Adjusted Net Debt” shall mean the sum of:

(A)	the Cash Balance, minus

(B)	Third Party Indebtedness, minus

(C)	the Cash Buffer, minus

(D)	an amount equal to any Post-Balance Sheet Date Dividends, minus

(E)	any “Bono de Retencion” amounts expected to be paid by any of the Target Companies or any member of the Purchasers’ Group to any Employee pursuant to the retention letter agreements listed on Annex B of the Sellers’ Disclosure Letter;

provided that, for the avoidance of doubt, Adjusted Net Debt (or any components thereof) does not include any amounts in respect of the encaje of the Target Companies or any changes therein;

“Administrator Payment Date” means the third (3rd) Business Day following the Offer Expiration Date, or such earlier date as may be required by the Offer Administrator;

“AFC” means Administradora de Fondos de Cesantía de Chile S.A.;

“AFC Restructuring” has the meaning set forth in Section 5.3(a) (Cooperation);

“Affiliate” means, with respect to any person, any other person that directly or indirectly controls, is controlled by or is under common control with such person. As used in this definition, the term “controls” (including the terms “controlled by” and “under common control with”) means possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through ownership of voting securities, by contract or otherwise;

“AFP” has the meaning set forth in Section 5.16(a) (Non-Competition);

“AFP Products” has the meaning set forth in Section 5.16(a) (Non-Competition);

“Agreement” means this Transaction Agreement, as amended and supplemented from time to time in accordance with Section 10.14 (Amendments), including the Disclosure Letters and all Annexes (including the forms of Transaction Documents) hereto;

“American Depositary Share” or “ADS” means each American depositary share issued pursuant to the Deposit Agreement dated as of November 1994 (as amended and restated or otherwise modified prior to the date hereof), between the Company and The Bank of New York, as depositary, (the “Depositary”) each of which in turn represents 15 Company Shares;

“Antitrust Laws” means all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, or restraint of trade or competition;

“Aplica” has the meaning set forth in Section 5.10(l) (Interest in Intellectual Property);

“Applicable Salary Mass Test Date” means:

(a) the date that is five (5) Business Days prior to the first expected Launch Date (or, if such date would otherwise fall on or before the fourth (4th) Business Day of a calendar month, the Applicable Salary Mass Test Date shall be the fifth (5th) Business Day of such calendar month) (the “Company Salary Mass Initial Test Date”); and

(b) solely to the extent that the condition set forth in Section 6.1(g) (Conditions to Launch of Offer) was not satisfied on the Company Salary Mass Initial Test Date (or as applicable, on the preceding Company Salary Mass Re-Test Date), the fifth (5th) Business Day of the calendar month following the month in which the immediately preceding Applicable Salary Mass Test Date occurs (any such date, a “Company Salary Mass Re-Test Date”), unless this Agreement is terminated in accordance with its terms prior to such Company Salary Mass Re-Test Date;

“Audited Financial Statements” has the meaning set forth in Section 3.3(a) (Target Company Financial Statements);

“Balance Sheet Date” has the meaning set forth in Section 2.4(a) (Net Debt Statement; Net Debt Dividend);

“Base Pensions Share Purchase Price” means one billion, two hundred eighty-six million, three-hundred seventy-eight thousand, five hundred Dollars and twelve cents (USD 1,286,378,500.12);

“BBVA Employee” has the meaning set forth in Section 5.20(c)(i) (Non-Solicitation);

“BBVA Inversiones Chile” means BBVA Inversiones Chile S.A., a corporation (sociedad anónima) organized under the laws of Chile;

“BBVA Offer Payment Amount” means a Dollar amount in cash equal to the product of (i) the Offer Share Price multiplied by (ii) the number of Shares tendered into the Offer by members of the Sellers’ Group and not withdrawn;

“Benefits Plan” means any employment agreement or any bonus, profit sharing, deferred compensation, incentive compensation, holiday, hospitalization, medical insurance, welfare, jubilee payments, long service awards, retention plan, severance or other employee benefits plan, agreement, arrangement or understanding, in each case, that is sponsored or maintained by the Target Companies for, among others, the Employees. For the avoidance of doubt, Benefits Plan does not include:

(a) any statutory social security, pensions or other benefits plans operated under Law in the relevant jurisdiction; or

(b) any Retirement Benefit Arrangement;

“Burdensome Condition” means with respect to:

(x)	any individual Minimum Required Approval or the Minimum Required Approvals in the aggregate, any condition, restraint or restriction imposed by a Government Authority which would be reasonably expected to:

(a)	individually for each Target Company or in the aggregate for all Target Companies result in a Capital Condition in an aggregate amount in excess of the sum of (i) USD 50 million (or the Chilean peso equivalent thereof) and (ii) the Dividend Reduction Amount, if any; or

(b)	require the sale, divestiture, lease, licensing, disposition, holding separate (to the extent resulting in the loss by the Purchasers’ Group of control over the management of the relevant entity through the establishment of trust or otherwise) or similar encumbering (or any agreement to take any of the foregoing actions) of all or any portion of the assets (or categories thereof), licenses, operations, rights, businesses or capital stock thereof or of other equity interests therein (whether prior to, simultaneous with or after the Closing), of any Target Company or any member of the Purchasers’ Group that would individually or in the aggregate result in a reduction of the (i) business (measured by historical gross revenue) or assets of the Target Companies, taken as a whole, by an amount greater than 10%, or (ii) business (measured by historical gross revenue) or assets of the members of the Purchasers’ Group operating in Chile, taken as a whole, by an amount greater than 10%; or

(y)	any individual authorization, consent, order or approval of, or declaration or filing with, or expiration of any waiting periods imposed by a Government Authority in connection with the NewCo Restructuring, any condition, restraint or restriction imposed by such Government Authority in connection therewith which would reasonably be expected to be material and adverse to any Target Company or any member of the Purchasers’ Group (a “NewCo Burdensome Condition”);

For the avoidance of doubt any requirement to divest, sell, lease, license, dispose of, hold separate or encumber any interest in AFC held by a Target Company (or any or all of the AFC’s assets, licenses, operations, rights, businesses) shall not constitute or contribute to a Burdensome Condition;

“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Santiago (Chile), Madrid (Spain) or New York City (New York, United States) are authorized or obligated by Law or executive order to close;

“Capital Condition” means a requirement for additional capital contributions with respect to any Target Company (other than required capital contributions that result solely from the Purchasers’ financing or funding arrangements or the choice of acquisition vehicle or holding structure by the Purchasers’ Representative);

“Cash Balance” means all cash in hand, cash in transit, all cash held in any account with a bank or other financial institution, all cheques received but not yet presented or presented but not yet cleared (except where returned unpaid) net of all cheques to third parties which have been written but not yet presented or presented but not yet cleared, all cash received from customers but not yet allocated to a particular transaction and all cash equivalents (including certificates of deposit, money market investments and quoted debt, equities or other securities that are readily realizable without cost or penalty to the Target Companies), to the extent included in the line items in the Company Consolidated Balance Sheet titled “Efectivo y equivalentes al efectivo” and “Activos financieros a valor razonable con cambios en resultados”;

“Cash Buffer” means nine billion Chilean pesos (CLP$9,000,000,000);

“Cash Dividend Amount” means (i) if no Net Debt Statement Deferral Notice has been delivered, as of the Balance Sheet Date, the amount of Adjusted Net Debt minus any Non-Cash Working Capital Shortfall plus any Non-Cash Working Capital Surplus minus any Dividend Reduction Amount or (ii) if a Net Debt Statement Deferral Notice has been delivered, the Accountant Determined Cash Dividend Amount;

“CCR Agreement” has the meaning set forth in Section 5.10(l) (Interest in Intellectual Property);

“CCR Amendment” has the meaning set forth in Section 5.10(l) (Interest in Intellectual Property);

“Chilean Companies Law” means Ley 18,046 Sobre Sociedades Anónimas (Chilean Corporations Law No. 18,046), as amended, and the regulations promulgated pursuant thereto, including the Decreto 702 de 2011, Nuevo Reglamento de Sociedades Anónimas;

“Chilean Peso Equivalent” means as to any amount denominated in Dollars, the equivalent amount in Chilean pesos calculated using the Exchange Rate in effect on (i) the second (2nd) Business Day after the Offer Expiration Date, or (ii) if the date specified in clause (i) would otherwise fall on or after the Administrator Payment Date, the Exchange Rate in effect on the last Business Day before the Administrator Payment Date; it being understood that the Tender Offer Documents shall include, based on the provisions of this definition, a fixed date for purposes of determining the Exchange Rate on which the Chilean Peso Equivalent shall be calculated;

“Chilean Securities Market Law” means Ley 18,045 de Mercado de Valores (Chilean Securities Market Law No. 18,045), as amended, and the rules and regulations promulgated pursuant thereto;

“Closing” means the completion of the sale and purchase of the Shares (and, if a NewCo Restructuring has occurred, of the NewCo Shares) pursuant to this Agreement;

“Closing Date” has the meaning set forth in Section 2.5 (Closing Date and Place);

“Code” means the U.S. Internal Revenue Code of 1986, as amended;

“Collected Salary Mass Fees” has the meaning set forth in the definition of “Company Salary Mass”;

“Companies’ Trademarks” has the meaning set forth in Section 5.10(b) (Interest in Intellectual Property);

“Company” means Administradora de Fondos de Pensiones Provida S.A., a Chilean corporation (sociedad anónima), the shares of which are listed on (i) the Santiago Stock Exchange and (ii) through American Depositary Shares, on the New York Stock Exchange;

“Company Consolidated Balance Sheet” has the meaning set forth in Section 2.4(a) (Net Debt Statement; Net Debt Dividend);

“Company Final Salary Mass” means the average of the Company Salary Mass for each of the two calendar months immediately preceding (but not including) the Applicable Salary Mass Test Date;

“Company Financial Statements” has the meaning set forth in Section 3.3(b) (Target Company Financial Statements);

“Company Initial Salary Mass” means the average of the Company Salary Mass set forth in Annex 13 (Company Salary Mass) for each of the two calendar months in 2012 corresponding to the two calendar months in 2013 used in calculating the Company Final Salary Mass (e.g., if the Company Final Salary Mass is calculated based on Company Salary Mass in March 2013 and April 2013, the Company Initial Salary Mass shall be calculated based on Company Salary Mass for March 2012 and April 2012 set forth in Annex 13 (Company Salary Mass);

“Company Insured Parties” has the meaning set forth in Section 5.9(c) (D&O Indemnification, Exculpation and Insurance);

“Company Intellectual Property” has the meaning set forth in Section 3.14(a) (Intellectual Property);

“Company Real Property” has the meaning set forth in Section 3.13(a) (Real Property);

“Company Reports” has the meaning set forth in Section 3.4(a) (Reports);

“Company Salary Mass” means, for any given calendar month, the quotient of (a) the aggregate fees collected by the Company in such month from mandatory pension contributions deposited during such month in the applicable individual customer pension accounts (ingreso por comisiones cobradas por el abono de cotizaciones obligatorias en las cuentas de cotización individual) (“Collected Salary Mass Fees”), divided by (b) the rate (approved by the Superintendence of Pensions) applicable to the above-mentioned fees collected in such month, in each case, based on the Company’s internal data and calculated by the Company in a manner consistent with past practice and the methodology used by the Company to calculate the Company Salary Mass amounts set forth in Annex 13 (Company Salary Mass);

“Company Salary Mass Initial Test Date” has the meaning set forth in the definition of “Applicable Salary Mass Test Date”;

“Company Salary Mass Re-Test Date” has the meaning set forth in the definition of “Applicable Salary Mass Test Date”;

“Company Shares” means, at any time, 100% of the outstanding shares of the Company (including shares of the Company represented by American Depositary Shares) at such time;

“Competing Businesses” has the meaning set forth in Section 5.16(a) (Non-Competition);

“Competing Person” has the meaning set forth in Section 5.16(a) (Non-Competition);

“Competitive Offer” shall mean (i) a tender or exchange offer for the acquisition of any Company Shares, commenced by any person other than a member of the Purchasers’ Group, as provided under the Chilean Securities Market Law, or (ii) a tender or exchange offer for the acquisition of any Company Shares represented by American Depositary Shares by any person other than a member of the Purchasers’ Group, as provided under applicable U.S. federal securities Laws;

“Confidentiality Agreement” means the letter agreement dated as of August 9, 2012, by and between Banco Bilbao Vizcaya Argentaria S.A. and MetLife, Inc., as it may be amended or supplemented prior to the date hereof;

“Consent” has the meaning set forth in Section 8.4(c) (Claims Procedure);

“Continuing Seller Guarantees” has the meaning set forth in Section 5.14(b) (Termination of Certain Affiliate Arrangements);

“Contract” means any contract, agreement, undertaking, indenture, lease or other written instrument of any kind, but shall exclude any Benefits Plan and Retirement Benefit Arrangements;

“Conversion Rate” means the spot closing mid-point rate for a transaction between the two currencies in question on the Business Day immediately preceding the Relevant Date as quoted in the Money Rates column of the Wall Street Journal or, if no such rate is quoted on that date, on the preceding date on which such rates are quoted;

“Covered Employee” means each person who is employed by a Target Company immediately prior to the Closing Date;

“CPA Firm” has the meaning set forth in Section 2 of Annex 11 (Net Debt Statement Procedures);

“Deferral End Date” has the meaning set forth in Section 6.4 (Deferral of Launch of Offer);

“Depositary” has the meaning set forth in the definition of “American Depositary Share”;

“Disclosure Letter” means the Sellers’ Disclosure Letter and/or the Purchasers’ Disclosure Letter, as the context may require;

“Dividend Reduction Amount” has the meaning set forth in Section 5.3(c) (Cooperation);

“Draft Net Debt Statement” has the meaning set forth in Section 5.5(d) (Access and Information);

“D&O Cap” has the meaning set forth in Section 5.9(c) (D&O Indemnification, Exculpation and Insurance);

“D&O Tail Insurance” has the meaning set forth in Section 5.9(c) (D&O Indemnification, Exculpation and Insurance);

“Employee I List” has the meaning set forth in Section 3.11(e) (Retirement Benefit Arrangements and Benefits Plans);

“Employee II List” has the meaning set forth in Section 3.11(e) (Retirement Benefit Arrangements and Benefits Plans);

“Employees” means persons who are employed by one or more of the Target Companies;

“Excess Contribution Amount” has the meaning set forth in Section 5.3(c) (Cooperation);

“Encumbrance” means any claim, charge, pledge, mortgage, lien, hypothecation, usufruct, deed of trust, security interest or easement of any kind;

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated pursuant thereto;

“Exchange Rate” means for any Business Day, the dolar observado exchange rate between the Dollar and the Chilean peso published on that Business Day by the Chilean Central Bank in the Chilean Official Gazette pursuant to No. 6 of Chapter I of the Compendio de Normas de Cambios Internacionales of the Chilean Central Bank (Banco de Chile), or, if no such rate is quoted on such date, on the preceding date on which such rate is quoted;

“Expected Closing Cash Adjustment Amount” shall mean an amount (rounded to the nearest four decimal points) equal to the quotient of (i) Additional Expected Closing Cash divided by (ii) the total number of Company Shares;

“Expiring CBA” has the meaning set forth in Section 5.12(f) (Employee and Retirement Benefit Arrangements);

“Filing Deadline” has the meaning set forth in Section 5.10(c) (Interest in Intellectual Property);

“Final Closing Date” means the date that is ten (10) months after the date of this Agreement or such later date as may be agreed in writing by the Sellers’ Representative and the Purchasers’ Representative; provided that if the Launch Date occurs prior to the Final Closing Date but the expected Closing Date would otherwise occur after the Final Closing Date, the Final Closing Date shall be automatically extended by three (3) months;

“Financial Statements” means the Company Financial Statements and the Fund Financial Statements;

“Fund” means any of the funds listed in Annex 2 (Funds);

“Fund Financial Statements” has the meaning set forth in Section 3.16(b) (Funds and Fund Financial Statements);

“FUT” means the amount of profits taxable in Chile with withholding tax upon remittance abroad that are registered in the Chilean Fondo de Utilidades Tributarias ledger;

“FUT Shortfall Amount” means the excess of (i) 20% multiplied by the sum of (A) the FUT assigned to Newco (FUT asignado a NewCo) and (B) the first category assigned tax credits (credito impuesto primera categoria asignado) over (ii) the first category assigned tax credits (credito impuesto primera categoria asignado), immediately after the Closing;

“Future Interim Financial Statements” has the meaning set forth in Section 3.3(a) (Target Company Financial Statements);

“Government Authority” means any foreign or domestic, federal, state, county, city or local legislative, administrative or regulatory authority, agency, court, arbitral panel, body or other governmental or quasi-governmental or self-regulatory entity or organization with competent jurisdiction, including any supranational body, or any of the foregoing responsible for the imposition of any Tax;

“Government Order” means any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling or writ of any arbitrator, mediator or Government Authority;

“Historical Interim Financial Statements” has the meaning set forth in Section 3.3(a) (Target Company Financial Statements);

“Indemnified Director” has the meaning set forth in Section 5.9(a) (D&O Indemnification, Exculpation and Insurance);

“Indemnified Officer” has the meaning set forth in Section 5.9(a) (D&O Indemnification, Exculpation and Insurance);

“Indemnified Parties” means the Sellers’ Indemnified Parties and/or the Purchasers’ Indemnified Parties, as the context may require;

“Indemnified Party’s Group” means the Sellers’ Group (with respect to a Sellers’ Indemnified Party) or the Purchasers’ Group (with respect to a Purchasers’ Indemnified Party);

“Indemnified Party’s Representative” means (i) with respect to a Purchaser that is an Indemnified Party, the Purchasers’ Representative, and (ii) with respect to a Seller that is an Indemnified Party, the Sellers’ Representative;

“Indemnifying Party” means, as the context requires, (i) the Seller that may have liability to any Indemnified Party pursuant to Section 8.2 (Indemnification by the Sellers), or (ii) the Purchaser that may have liability to any Indemnified Party pursuant to Section 8.3 (Indemnification by the Purchasers);

“Indemnifying Party’s Representative” means (i) with respect to a Seller that is an Indemnifying Party, the Sellers’ Representative, and (ii) with respect to a Purchaser that is an Indemnifying Party, the Purchasers’ Representative;

“Intellectual Property” means all intellectual property and related proprietary rights of every kind and description in any jurisdiction, whether registered or unregistered, including such rights in: (i) patents (including all reissues, divisionals, continuations, continuations in part, re-examinations and extensions thereof), patent applications, invention disclosures, and provisional patent applications; (ii) trademarks, service marks, logos, Internet domain names, trade names, trade dress, and any other similar name or source identifiers and any goodwill associated therewith, and any registrations and applications for registration thereof, and all reissues, extensions and renewals of any of the foregoing (collectively, “Trademarks”); (iii) copyrightable works, works of authorship, copyrights, copyright registrations; (iv) trade secrets and all other confidential proprietary information, including customer lists, ideas, know-how, inventions, processes, formulae, models and methodologies (collectively, “Trade Secrets”); (v) computer programs or software (whether in source code, object code, or other form), algorithms, compilations and data, technology supporting the foregoing and all documentation relating to the foregoing (collectively, “Software”); and (vi) remedies against past, present and future infringement, misappropriation or other violation of any of the foregoing;

“Interim Financial Statements” has the meaning set forth in Section 3.3(a) (Target Company Financial Statements);

“Investment Assets” has the meaning set forth in Section 3.16(d) (Funds and Fund Financial Statements);

“Joint Trademarks” has the meaning set forth in Section 5.10(b) (Interest in Intellectual Property);

“Launch Date” has the meaning set forth in Section 2.1(a) (Commencement of the Offer);

“Law” means any law, statute, ordinance, rule, regulation, code, order, directive or formal interpretation, Government Order or other requirement or rule of law enacted, issued, promulgated, enforced or entered by a Government Authority;

“Losses” means any damages, losses, liabilities, obligations, claims, demands, actions, suits, proceedings, payments, judgments, settlements, penalties, fines, interest, deficiencies, out-of-pocket disbursements, diminution in value, reasonably foreseeable lost profits, Taxes and out-of-pocket costs and expenses (including reasonable and documented legal fees, it being understood for the avoidance of doubt that (except with respect to the indemnification obligations set forth in Section 8.2(a)(iii) (Indemnification by the Sellers)), the parties do not intend to limit the application of New York law principles which would limit recovery for losses or other damages to the extent such losses or damages are not reasonably foreseeable (in each case to the extent such principles apply to the relevant loss or other damage);

“Material Adverse Effect” means any fact, change, effect, event or occurrence that (i) has been or would reasonably be expected to be materially adverse to the business, financial condition, or the results of operations of the Target Companies, taken as a whole; provided that none of the following (or the results thereof), either alone or in combination, shall constitute or contribute to a Material Adverse Effect: (a) any change after the date hereof in applicable accounting principles or any adoption, proposal, implementation or change in Law (including any Law in respect of Taxes) or any formal interpretation thereof by any Government Authority; (b) any change after the date hereof in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in general, global, national or regional economic, business, regulatory, political or market conditions or in national or global financial or capital markets; (c) any change in the price or trading volume of the shares of any Target Company on any stock exchange on which such shares are listed (it being understood that the causes underlying or contributing to such change may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (d) any change after the date hereof generally affecting the industries or market sectors in the geographic regions in which one or more of the Target Companies operate; (e) any change resulting from or arising out of hurricanes, earthquakes, floods, or other natural disasters; (f) the execution, announcement or performance of this Agreement or consummation of the Transactions; (g) the failure of one or more of the Target Companies to meet any internal or public projections, forecasts or estimates of performance, revenues or earnings (it being understood that the causes underlying or contributing to such failure may constitute, or be taken into account in determining whether there has been or will be, a Material Adverse Effect); (h) any actions (or the effects of any action) taken (or omitted to be taken) upon the written request or written instruction of any member of the Purchasers’ Group or actions that are required to be taken (or omitted to be taken), pursuant to the terms hereof, to consummate the Transactions; or (i) any action (or the effects of any action) taken (or omitted to be taken) by the Target Companies or any Seller as specifically required pursuant to this Agreement (provided, however, that the exclusions provided for in clauses (a), (b), (d) and (e) shall not apply to the extent any Target Company is disproportionately adversely affected by any fact, change, effect, event or occurrence described in such clauses relative to other participants in the industries in the geographic regions where such Target Company operates), or (ii) prevents or materially impairs or delays the consummation of the Transactions;

“Materials” has the meaning set forth in Section 5.10(c) (Interest in Intellectual Property);

“Minimum Required Approvals” has the meaning set forth in Section 6.1(a) (Conditions to Launch of Offer);

“Minority Interests” means (i) the approximately 7.5% interest in Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. formerly held by Provida Internacional, and (ii) Provida Internacional’s approximately 15.87% interest in Administradora de Fondos de Pensiones Horizonte S.A.;

“Minority Interest Dividends” means the transactions described in clause (b) of Annex 4 (Pre-Closing Reorganization Transactions);

“Minority Interest Sales” means (i) the January 9, 2013 sale by Provida Internacional of the Minority Interest in Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (and its subsidiaries) to Afore XXI Banorte, S.A. de C.V. and (ii) the sale or transfer by Provida Internacional of the Administradora de Fondos de Pensiones Horizonte S.A. Minority Interest to one or more other members of the Sellers’ Group (other than the Company and its subsidiaries);

“Net Debt Statement” has the meaning set forth in Section 2.4(a) (Net Debt Statement; Net Debt Dividend);

“Net Debt Statement Deferral Notice” has the meaning set forth in Section 2 of Annex 11 (Net Debt Statement Procedures);

“NewCo” has the meaning set forth in clause (c) of Annex 4 (Pre-Closing Reorganization Transactions);

“NewCo Assets” has the meaning set forth in Section 3.2(e) (Shares of the Target Companies);

“NewCo Burdensome Condition” has the meaning set forth in the definition of “Burdensome Condition”;

“NewCo Notice” has the meaning set forth in Section 2.2 (NewCo Restructuring);

“NewCo Restructuring” has the meaning set forth in clause (c) of Annex 4 (Pre-Closing Reorganization Transactions);

“NewCo Share Purchase Price” means a Dollar amount in cash equal to the Offer Share Price multiplied by the number of Shares held by NewCo on the Administrator Payment Date (if any);

“NewCo Shares” means, at any time, 100% of the outstanding shares or other equity interests of NewCo;

“NewCo Share Sale” has the meaning set forth in Section 2.2(b) (NewCo Restructuring);

“NewCo Share Sellers” means the shareholders of BBVA Inversiones Chile at the time of the conduct of the NewCo Restructuring;

“New York Courts” has the meaning set forth in Section 10.7(i) (Governing Law; Specific Performance; Dispute Resolution);

“Non-Cash Working Capital” means, as of the Balance Sheet Date, an amount equal to (a) the consolidated current assets of the Company (Total activos corrientes), minus (b) the consolidated current liabilities of the Company (Total pasivos corrientes), plus (c) affiliated accounts payable (Cuentas por pagar a entidades relacionadas), minus (d) affiliated accounts receivable (Cuentas por cobrar a entidades relacionadas), minus (e) the Cash Balance, plus (f) the provision for dividends included in the “Suppliers Account and Other Balance” (Acreedores comerciales y otras cuentas por pagar) balance sheet line item, minus (g) any amounts included in the Activos no corrientes y grupos en desapropiación, mantenidos para la venta balance sheet line item, in each case of the Company and as shown on a balance sheet prepared in the same form as the Reference Balance Sheet and in accordance with the methodologies used in preparing the Reference Balance Sheet;

“Non-Cash Working Capital Shortfall” means the amount, if any, by which Non-Cash Working Capital as of the Balance Sheet Date is less than negative twenty-two billion Chilean pesos (-CLP$22,000,000,000) (e.g., if the Non-Cash Working Capital amount as of the Balance Sheet Date were (i) negative twenty-four billion Chilean Pesos (-CLP$ 24,000,000,000), the Non-Cash Working Capital Shortfall would be two billion Chilean Pesos (CLP$2,000,000,000));

“Non-Cash Working Capital Surplus” means the amount, if any, by which Non-Cash Working Capital as of the Balance Sheet Date is greater than negative eighteen billion Chilean pesos (-CLP$18,000,000,000) (e.g., if the Non-Cash Working Capital amount as of the Balance Sheet Date were negative sixteen billion Chilean Pesos (-CLP$ 16,000,000,000), the Non-Cash Working Capital Surplus would be two billion Chilean Pesos (CLP$2,000,000,000));

“Notice” has the meaning set forth in Section 10.1(a) (Notices);

“Notice of Approvals” has the meaning set forth in Section 2.1(b) (Commencement of the Offer);

“Notice of Approvals Date” has the meaning set forth in Section 2.1(b) (Commencement of the Offer);

“Notice of Commencement” means the notice to be published by the Share Purchaser(s) in two national newspapers in Chile on the calendar day immediately prior to the date of commencement of the Offer, as it may be amended in accordance with this Agreement;

“Notice of Results” means the notice announcing the results of the Offer to be published by the Share Purchaser(s), in the same two (2) national newspapers in Chile in which the Notice of Commencement was published, on the third (3rd) calendar day following the Offer Expiration Date, pursuant to Article 212 of the Chilean Securities Market Law;

“Offer” means one or more tender offers launched in Chile and the United States by the Share Purchaser(s) for any and all of the Company Shares, including any Company Shares represented by American Depositary Shares, in accordance with the terms set forth in Annex 6 (Terms of the Offer);

“Offer Administrator” means the stockbroker(s) appointed by the Share Purchaser(s) to act on its behalf to receive the Company Shares tendered under the Offer to the Share Purchaser(s), and to pay the Offer Payment on the Closing Date on behalf of the Share Purchaser(s), and whose identity is set forth in Annex 6 (Terms of the Offer);

“Offer Completion Conditions” has the meaning set forth in Section 6.2 (Conditions to Obligations of the Purchasers at the Closing);

“Offer Deferral Notice” has the meaning set forth in Section 6.4 (Deferral of Launch of Offer);

“Offer Expiration Date” means the thirtieth (30th) calendar day following the date of publication of the Notice of Commencement, or if the Offer is extended pursuant to Article 205 of the Chilean Securities Market Law, the last day of such extension, or any longer period to the extent required under applicable Securities Laws;

“Offer Payment” means a Dollar amount in cash equal to the product of (i) the Offer Share Price multiplied by (ii) the total number of Company Shares tendered into the Offer;

“Offer Period” has the meaning set forth in Annex 6 (Terms of the Offer);

“Offer Share Price” means USD 6.0365, as such Dollar amount may be (x) increased by the Expected Closing Cash Adjustment Amount and (y) otherwise increased by the Share Purchaser(s) in their sole and absolute discretion by amendment of the Notice of Commencement; it being understood that the Offer price per ADS shall be an amount equal to the product of (i) the Offer Share Price multiplied by (ii) 15;

“Ordinary Course” means the conduct of the Target Business consistent with the normal day-to-day customs, practices and procedures of the Target Companies consistent with past practice;

“Owned Real Property” has the meaning set forth in Section 3.13(a) (Real Property);

“Pensions Business Unit” means Administradora de Fondos de Pensiones Provida S.A. and its subsidiaries (excluding, for the avoidance of doubt, the Minority Interests);

“Pensions Share Purchase Price” means (i) the Base Pensions Share Purchase Price plus (ii) an amount equal to the product of (x) the number of Shares multiplied by (y) the sum of (A) the Expected Closing Cash Adjustment Amount plus (B) the amount of any additional increases in the Offer Share Price made by Share Purchaser(s) in their sole and absolute discretion by amendment of the Notice of Commencement;

“Permits” means all licenses, permits, certificates, franchises, registrations, orders, accreditations and other authorizations and approvals that are issued by or obtained from any Government Authority;

“Permitted Encumbrances” means (i) mechanics’, materialmen’s, warehousemen’s, carriers’, workers’, or repairmen’s liens or other similar common Law or statutory Encumbrances arising or incurred in the Ordinary Course that are not, in the aggregate, material to the Target Business, taken as a whole, (ii) liens for Taxes, assessments and other governmental charges not yet due and payable or being contested in good faith by appropriate proceedings (so long as reserves have been provided in conformity with applicable Law and the accounting principles applicable to the respective Financial Statements), (iii) statutory limitations, conditions, exceptions, gaps or other imperfections in chain of title, or other irregularities apparent in the records of a Government Authority maintaining such records, and any rights reserved or vested in any person by any original patent or grant or any statutory provision that are not material to such Target Company, and (iv) Encumbrances resulting from any facts or circumstances relating to members of the Purchasers’ Group;

“Per Share Dividend Amount” shall mean an amount (rounded to the nearest four decimal points) equal to the quotient of (i) the Cash Dividend Amount divided by (ii) the total number of Company Shares;

“Post-Balance Sheet Date Dividend” means any dividend of the Company (i) declared by shareholder or director resolution prior to, but unpaid as of, the Balance Sheet Date, or (ii) declared by shareholder or director resolution between the Balance Sheet Date and the date of delivery of the Net Debt Statement (excluding in each case, for the avoidance of doubt, (x) any Minority Interest Dividend made from the proceeds of a Minority Interest Sale received after the Balance Sheet Date and (y) the dividend(s) in respect of the Cash Dividend Amount);

“Pre-Closing Reorganization Transactions” has the meaning set forth in Section 5.4(a) (Pre-Closing Reorganization Transactions);

“Preliminary 2012 Financials” has the meaning set forth in Section 3.3(e) (Target Company Financial Statements);

“Previously Disclosed” means, as applicable, (i) information disclosed by the Purchasers or the Sellers in their respective Disclosure Letters (it being understood and agreed that disclosures in any section of any such Disclosure Letter shall be deemed disclosure with respect to any other section of this Agreement to the extent that it is reasonably apparent from such disclosure that such disclosure is relevant to another section of this Agreement) and, in case of the Sellers, (ii) information publicly disclosed by the Company in (or incorporated into) its Public Reports (excluding, in each case, any disclosures set forth in the risk factor section or any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) on or prior to the date hereof to the extent that it is reasonably apparent from such disclosure that such disclosure is relevant to a particular fact, matter, circumstance or occurrence;

“Proceeding” has the meaning set forth in Section 5.9(a) (D&O Indemnification, Exculpation and Insurance);

“Provida Internacional” means Provida Internacional S.A., a Chilean corporation (sociedad anónima) that is a subsidiary of the Company;

“Public Report” means any document filed with or furnished to the SEC or the SVS by the Company;

“Purchasers” means, together, the Purchasers’ Representative and the Share Purchaser(s), and, as the context may require, “Purchaser” shall mean any of the Purchasers;

“Purchasers’ Disclosure Letter” means the letter, dated the date of this Agreement and attached hereto, from the Purchasers’ Representative to the Sellers’ Representative disclosing details of certain matters referred to in this Agreement;

“Purchasers’ Fundamental Warranties” means, with respect to the Purchasers’ Warranties, those in Section 4.1(a), (b) and (c) (Organization, Authorization, Enforceability, Non-Contravention), Section 4.2 (Financing) and Section 4.4 (Finder’s Fees);

“Purchasers’ Group” means, at any time, the group of companies comprised of the Purchasers’ Representative, its ultimate holding company and its ultimate holding company’s subsidiaries at that time;

“Purchasers’ Guaranteed Obligations” has the meaning set forth in Section 5.15(a) (Purchasers’ Guaranteed Obligations);

“Purchasers’ Indemnified Party” means each member of the Purchasers’ Group (including, following the applicable Closing Date, each of the Target Companies), and their respective directors, officers, employees, agents and representatives, and their respective successors and assigns, each in its capacity as such;

“Purchasers’ Process Agent” has the meaning set forth in Section 10.13(b) (Purchasers’ Representative);

“Purchasers’ Representative” has the meaning set forth in the Preamble;

“Purchasers’ Required Approvals” has the meaning set forth in Section 4.3 (Approvals);

“Purchasers’ Warranties” means the representations and warranties given by the Purchasers’ Representative in Article IV (Representations and Warranties of Purchasers);

“Reference Balance Sheet” has the meaning set forth in Section 2.4(a) (Net Debt Statement; Net Debt Dividend);

“Related Party” has the meaning set forth in Section 3.18 (Transactions with Affiliates);

“Related Party Contract” has the meaning set forth in Section 3.18 (Transactions with Affiliates);

“Relevant Date” has the meaning set forth in Section 1.3(q) (Other Definitional Provisions);

“Representatives” means, in respect of any person, such person’s directors, officers, employees, financial advisors, attorneys, accountants and other advisors, agents or representatives;

“Restricted Entities” has the meaning set forth in Section 5.16(a) (Non-Competition);

“Restricted Territory” has the meaning set forth in Section 5.16(a) (Non-Competition);

“Retirement Benefit Arrangements” means, in any jurisdiction, the benefit schemes or arrangements in respect of Employees or former employees of the Target Companies (other than state or mandatory social security arrangements or collective bargaining arrangements) operated by the Target Companies or in which any Target Company is a participating employer, which provide pension or other benefits on retirement, disability, death, voluntary withdrawal from or involuntary termination of employment, life assurance arrangements, accidental death schemes and post-retirement medical or life assurance benefits;

“Rules” has the meaning set forth in Section 10.7(c) (Governing Law; Specific Performance; Dispute Resolution);

“Salary Mass Calculation Delivery Date” has the meaning set forth in Section 5.23 (Salary Mass Data);

“Salary Mass Fee Statement” has the meaning set forth in Section 3.3(d) (Target Company Financial Statements);

“Santiago de Chile Courts” has the meaning set forth in Section 10.7(i) (Governing Law; Specific Performance; Dispute Resolution);

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder;

“Securities Laws” shall mean, collectively, the Chilean Securities Market Law, SVS regulations, the Chilean Companies Law, U.S. federal securities Laws and regulations (including the Securities Act and the Exchange Act), “blue sky” and other securities Laws and regulations of the states or territories of the United States, rules of the Santiago Stock Exchange, rules of the New York Stock Exchange and any other applicable securities Laws, regulations or rules or stock exchange rules, in each case as amended from time to time;

“Seller Guarantees” has the meaning set forth in Section 5.14(b) (Termination of Certain Affiliate Arrangements);

“Sellers” means, together, the Sellers’ Representative and each Share Seller, and, as the context may require, “Seller” means any of the Sellers;

“Sellers’ Disclosure Letter” means the letter, dated the date of this Agreement and attached hereto, from the Sellers’ Representative to the Purchasers’ Representative disclosing (i) information constituting exceptions to the Sellers’ Warranties, and (ii) details of certain other matters referred to in this Agreement;

“Sellers’ Fundamental Warranties” means, with respect to the Sellers’ Warranties, those in Section 3.1(a), (b) and (c) (Organization, Authorization, Enforceability, Non-Contravention), Section 3.2 (Shares of the Target Companies) and Section 3.19 (Finder’s Fees);

“Sellers’ Group” means, at any time, the group of companies comprising Banco Bilbao Vizcaya Argentaria S.A. and its subsidiaries at that time (excluding following the Closing, the Target Companies);

“Sellers’ Indemnified Party” means each member of the Sellers’ Group, and their respective directors, officers, employees, agents and representatives, and their respective successors and assigns, each in its capacity as such;

“Sellers’ Intellectual Property” has the meaning set forth in Section 5.10(a) (Interest in Intellectual Property);

“Sellers’ Process Agent” has the meaning set forth in Section 10.7(j) (Governing Law; Specific Performance; Dispute Resolution);

“Sellers’ Representative” has the meaning set forth in the Preamble;

“Sellers’ Required Approvals” has the meaning set forth in Section 3.8 (Approvals);

“Sellers’ Trademarks” has the meaning set forth in Section 5.10(a) (Interest in Intellectual Property);

“Sellers’ Warranties” means the representations and warranties given by the Sellers’ Representative in Article III (Representations and Warranties of Sellers);

“Share Purchaser” means, in relation to the Shares set forth in Annex 1 (Details Regarding Sellers, Shares, and Purchasers, etc.), the member of the Purchasers’ Group whose name is set forth opposite such Shares as Share Purchaser in Column (7) thereof;

“Shares” means all of the Company Shares (including Company Shares represented by American Depositary Shares) listed in Column (4) of Annex 1 (Details Regarding Sellers, Shares, and Purchasers, etc.) and constituting approximately 64.3% of the Company Shares;

“Share Seller” means, in relation to the Shares in Annex 1 (Details Regarding Sellers, Shares, and Purchasers, etc.), the member of the Sellers’ Group whose name is set forth opposite such Shares as Share Seller in Column (2) thereof;

“Software” has the meaning set forth in the definition of “Intellectual Property”;

“Software License Agreement” has the meaning set forth in Section 5.10(l) (Interest in Intellectual Property);

“Specified Contracts” has the meaning set forth in Section 3.15(a) (Specified Contracts)

“Straddle Period” means any taxable year or period that begins on or before the Closing Date and ends after the Closing Date;

“Superintendence of Pensions” means the Chilean Superintendence of Pensions (Superintendencia de Pensiones);

“Surviving Provisions” means Article I (Definitions and Terms), Section 5.6 (Confidentiality), Section 5.15 (Purchasers’ Guaranteed Obligations), Section 9.3 (Effect of Termination), Section 10.1 (Notices), Section 10.2 (Assignment), Section 10.4 (Whole Agreement; Other Transaction Documents), Section 10.5 (Costs and Fees), Section 10.7 (Governing Law; Specific Performance; Dispute Resolution), Section 10.11 (Joint Negotiation), Section 10.12 (Sellers’ Representative), Section 10.13 (Purchasers’ Representative) and Section 10.14 (Amendments);

“SVS” means the Chilean Securities and Insurance Commission (Superintendencia de Valores y Seguros);

“Target Business” means the business conducted by the Target Companies;

“Target Companies” means the Company and its subsidiaries but excluding, for the avoidance of doubt, BBVA Seguros de Vida, S.A., Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (and its subsidiaries), and Administradora de Fondos de Pensiones Horizonte S.A.; provided, however, that for purposes of Article VII (Tax Matters) and Section 5.1(a)(xi) (Conduct of the Target Business), the term “Target Companies” shall include NewCo if a NewCo Notice is delivered to the Purchasers’ Representative by the Sellers’ Representative in accordance with Section 2.2 (NewCo Restructuring);

“Tax” or “Taxes” means all federal, state, provincial, municipal, local and non-U.S. net or gross income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, real or personal property, intangible property, withholding, excise, escheat, production, value added, occupancy, capital gains, premium, retaliatory or reciprocal, transfer, ad valorem, license, minimum, alternative minimum, windfall profits tax, guaranty fund assessments and other taxes, duties, charges, fees, levies or assessments of any nature whatsoever imposed by a Tax Authority, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions thereto;

“Tax Authority” means any Government Authority responsible for the imposition of any Tax;

“Tax Return” means any filing, return, report, declaration, claim for refund, or information return or statement required to be filed with respect to any Tax, including any attachment or schedule thereto or amendment thereof;

“Tender Offer Documents” means, collectively, (i) any and all tender offer announcements and notices required by the Chilean Securities Market Law, the Exchange Act or any other Securities Laws, the tender offer prospectus required to be filed under the Chilean Securities Market Law and all other documents required to be published, filed or delivered by the Share Purchaser(s) under any Law in connection with the Offer (and in each case, together with all amendments and supplements thereto), (ii) any pre-Offer publication or filing made by the Share Purchaser(s) with respect to the Offer and (iii) subject to any exemptions which may be available under the Securities Laws, the Tender Offer Statement on Schedule TO (together with all amendments and supplements thereto) (or, as applicable, Form CB and all attachments and supplements thereto) with respect to the Offer, which shall be filed by the Share Purchaser(s) on the date of commencement of the Offer, and which shall contain (as an exhibit or otherwise) or incorporate by reference the offer to purchase and forms of the related letter of transmittal;

“Third Party Claim” has the meaning set forth in Section 8.4(a) (Claims Procedure);

“Third Party Indebtedness” means the aggregate amount of all (i) liabilities for borrowed money, (ii) liabilities evidenced by bonds, debentures, notes or similar instruments, or (iii) outstanding liabilities for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction securing indebtedness of another person to the extent of the obligations secured, which is (x) owed by any Target Company to any third party (including any member of the Sellers’ Group that is not a Target Company) or (y) owed by any third party (including any member of the Sellers’ Group that is not a Target Company) to any Target Company (in which case such amount shall be expressed as a negative number), to the extent included in the line items in the Company Consolidated Balance Sheet titled “Prestamos que devengan Intereses” in both the “Pasivos Corrientes” and “Pasivos No Corrientes” sections of such Company Consolidated Balance Sheet; provided that, for the avoidance of doubt, Third Party Indebtedness shall exclude any liabilities taken into account in the Cash Balance calculations;

“Tower Lease” means the lease agreement denominated “Contratos de Arrendamiento” with respect to the building located at Avenida Pedro de Valdivia No. 100, Santiago, Chile, dated as of December 3, 2012, among the Company, BBVA Servicios Corporativos Limitada and Banco Bilbao Vizcaya Argentaria, Chile, sociedad anonima bancaria;

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property”;

“Trademarks” has the meaning set forth in the definition of “Intellectual Property”;

“Transactions” means the Offer, the sale and purchase of the Shares, the NewCo Share Sale (if any) and the other transactions contemplated by this Agreement;

“Transaction Documents” means together, this Agreement, the Transition Services Agreement, the Software License Agreement, the CCR Amendment, and the Disclosure Letters;

“Transfer Documents” means the share transfer documents listed in Item 3 of Part 1 and Item 3 of Part 2 of Annex 7 (Closing Deliverables);

“Transferred Employee” has the meaning set forth in Section 5.20(c)(ii) (Non-Solicitation);

“Transfer Taxes” has the meaning set forth in Section 7.1 (Transfer Taxes);

“Transition Services Agreement” has the meaning set forth in Section 5.11(a) (Transition Services Agreement);

“Tribunal” has the meaning set forth in Section 10.7(d) (Governing Law; Specific Performance; Dispute Resolution); and

“Virtual Data Room” means the virtual data room maintained by Intralinks containing documents and information relating to the Target Companies, the Sellers, the Target Business and the Shares and made available in electronic form to the Purchasers and their advisers, the contents of which as of the date hereof (and which shall not be subject to any update following the date hereof for any purposes of this Agreement) has been (or in the case of clause (b) shall be) delivered to Purchasers’ Representative as follows:

(a) prior to the date hereof, a digital video disc (DVD), portable hard drive or other standard electronic medium containing the complete contents (including all of the folders (together with complete and correct copies of all related files therein)) of the Virtual Data Room as of January 26, 2013 was delivered to Representatives of the Purchasers’ Representative; and

(b) on the date hereof, a digital video disc (DVD), portable hard drive or other standard electronic medium containing complete and correct copies of all documents provided to the Purchasers’ Representative by the Sellers’ Representative between January 26, 2013 and the date hereof shall be delivered to Representatives of the Purchasers’ Representative.

Section 1.2 Other Terms. Other terms may be defined elsewhere in the text of this Agreement and, unless otherwise indicated, shall have such meaning throughout this Agreement.

Section 1.3 Other Definitional Provisions. Unless the express context otherwise requires:

(a) the words “hereof”, “herein”, and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement;

(b) the terms defined in the singular have a comparable meaning when used in the plural, and vice versa;

(c) the terms “USD”, “Dollars” and “$” mean United States Dollars and the term “CLP$” means Chilean pesos; unless otherwise stated herein, any amount to be converted from one currency into another currency for the purposes of this Agreement shall be converted into an equivalent amount at the Conversion Rate prevailing at the Relevant Date;

(d) wherever the word “include”, “includes”, or “including” is used in this Agreement, it shall be deemed to be followed by the words “without limitation”;

(e) references to “as of the date hereof” shall mean, in all instances, the date of this Agreement;

(f) references to “knowledge of the Sellers’ Representative” refer to the actual knowledge of the Sellers’ Representative or any of the officers of the Target Companies set forth on Annex A of the Sellers’ Disclosure Letter;

(g) references herein to either gender includes the other gender;

(h) references to:

(i) a person include any individual, firm, company, joint venture, Government Authority, partnership or unincorporated association (whether or not having separate legal personality); and

(ii) a company include any company, corporation or body corporate (including a limited liability company), association, partnership, joint venture or other business entity, wherever incorporated;

(i) references to “subsidiary” means, in respect of any person, any company (including any limited liability company), association, partnership, joint venture or other business entity of which a majority of the total voting power of the voting stock is at the time owned or controlled, directly or indirectly (it being understood, for the avoidance of doubt, that (i) Inversiones DCV S.A., Administradora de Fondos de Cesantía de Chile S.A. and Servicios de Administración Previsional S.A. (collectively, the “Industry Companies”) and (ii) the Funds shall not be deemed to be “subsidiaries” of any member of the Sellers’ Group or of any Target Company, and that Administradora de Fondos para el Retiro Bancomer, S.A. de C.V. (and its subsidiaries) and Administradora de Fondos de Pensiones Horizonte S.A. shall not be deemed to be “subsidiaries” of any Target Company);

(j) a company is deemed to be another’s “holding company” if (but only if) the other is its subsidiary;

(k) references to “paragraphs”, “Clauses”, “Sections”, “Recitals” and “Annexes” are to paragraphs, Clauses, Sections and Recitals of, and Annexes to, this Agreement. References to “paragraphs”, “Sections” and “Parts” of the Annexes are to paragraphs, Sections and Parts of the Annexes to this Agreement;

(l) a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified, re-enacted or replaced except to the extent that any statutory provisions made or enacted after the date hereof would create or increase a liability of any Seller under this Agreement;

(m) references to books, records or other information mean books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm;

(n) references to a time of day are, unless otherwise specified, references to New York time;

(o) references herein to a “party” in respect of this Agreement refer to the Purchasers or the Sellers, as applicable;

(p) references to “made available” (or words of similar import) in respect of information made available (or words of similar import) by the Sellers’ Representative mean any information made available to any Purchaser or the Purchasers’ Representative through the Virtual Data Room;

(q) “Relevant Date” means, save as otherwise provided in this Agreement, the Business Day on which a payment or an assessment is to be made;

(r) references to writing shall include any mode of reproducing words in a legible and non-transitory form; and

(s) the rule known as the ejusdem generis rule shall not apply and accordingly general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

ARTICLE II

OFFER, SALE AND PURCHASE OF THE SHARES

Section 2.1 Commencement of the Offer.

(a) Provided that (i) this Agreement shall not have been terminated in accordance with Section 9.1 (Termination of this Agreement), and (ii) each of the conditions set forth in Section 6.1 (Conditions to Launch of Offer) shall have been satisfied (or, to the extent permitted, waived by each party entitled to the benefit thereof), the Share Purchaser(s), at their sole cost and expense, shall (and the Purchasers’ Representative shall cause the Share Purchaser(s) to) commence the Offer (subject to Section 6.4 (Deferral of Launch of Offer)) as promptly as practicable following the satisfaction of the conditions set forth in Section 6.1 (Conditions to Launch of Offer), but: (x) no earlier than the later of (A) the date that is eighteen (18) Business Days after the first date on which all of the conditions set forth in Section 6.1 (Conditions to Launch of Offer) are satisfied or waived (other than such conditions that by their nature are to be satisfied after such date) and (B) the Deferral End Date (if applicable), and (y) (subject to the condition set forth in Section 6.1(g) (Conditions to Launch of Offer) having been satisfied on or prior to such date) no later than seven (7) Business Days after the date set forth in clause (x), upon the terms set forth in this Agreement, including in Annex 6 (Terms of the Offer), by publishing the Notice of Commencement in the manner required by the Chilean Securities Market Law and any other notices, filings or publications required by applicable Securities Laws. The date on which the Notice of Commencement is published is referred to as the “Launch Date”. Notwithstanding the time periods referred to in the foregoing, the Sellers’ Representative and the Purchasers’ Representative will jointly endeavor to schedule the Launch Date as soon as practicable following the Notice of Approvals Date but no earlier than the date referred to in clause (x) above, and such that (i) the Company has sufficient time to comply with applicable notice requirements (including in respect of holders of Company Shares and ADRs) to declare the dividend(s) in respect of the Cash Dividend Amount at least two (2) Business Days prior to the Launch Date, and (ii) the Closing Date can occur on the first (1st) Business Day of a calendar month (in the first instance by extending the length of the Offer Period and failing that, by reasonably discussing a delay in the Launch Date). The Purchasers’ Representative shall notify the Sellers’ Representative of the expected Launch Date at least eighteen (18) Business Days in advance of the Launch Date and shall not change such date without the written consent of the Sellers’ Representative (except to the extent that the conditions set forth in Section 6.1 (Conditions to Launch of Offer) are not satisfied on the Launch Date or a Net Debt Statement Deferral Notice has been delivered, in either of which such cases the Launch Date shall occur as promptly as possible following (as applicable) the satisfaction of all the conditions set forth in Section 6.1 (Conditions to Launch of Offer) or the declaration of the dividend(s) in respect of the Cash Dividend Amount set forth in the Accountant Determined Net Debt Statement).

(b) No later than two (2) Business Days following the satisfaction of the conditions set forth in Section 6.1(a) (Conditions to Launch of Offer), the Purchasers’ Representative shall deliver a written notice to the Sellers’ Representative confirming that all of the Minimum Required Approvals have been obtained (the “Notice of Approvals”, and the date on which such Notice of Approvals is delivered, the “Notice of Approvals Date”).

(c) The Share Purchaser(s) shall extend the Offer to all holders of Company Shares (including, for the avoidance of doubt, the holders of American Depositary Shares) and shall not make any change to the terms or conditions of the Offer without the prior written consent of the Sellers’ Representative.

(d) Subject to Section 2.2 (NewCo Restructuring) and the satisfaction (or waiver by the Sellers’ Representative) of the conditions set forth in Section 6.3 (Conditions to Obligations of the Sellers at the Closing), the Sellers’ Representative agrees that on or prior to the date that is five (5) Business Days after the Launch Date it shall, or shall cause the applicable Seller to, tender such Shares into the Offer and not withdraw such Shares during the pendency of the Offer.

(e) The Purchasers’ Representative currently intends to instruct the Offer Administrator, on the first (1st) Business Day immediately following the Offer Expiration Date, to deliver to the Purchasers’ Representative a written report indicating the total number of Company Shares tendered into the Offer and the number of Company Shares tendered into the Offer with respect to which shareholders shall have elected to receive the Chilean Peso Equivalent. On or before the Administrator Payment Date, the Share Purchaser(s) shall pay to the Offer Administrator in respect of all of the Company Shares tendered into the Offer and not withdrawn (including for the avoidance of doubt in respect of all Shares tendered into the Offer by members of the Sellers’ Group and not withdrawn), a Dollar amount (or solely to the extent required to make Offer Payment amounts to tendering shareholders who have elected to exercise their option to tender their Company Shares for Chilean pesos, a Chilean peso amount) in cash, in immediately available funds by wire transfer, equal to the amount of the Offer Payment such that the BBVA Offer Payment Amount is received by the Sellers, and the remainder of the Offer Payment amount is made available for receipt by the other tendering shareholders, in each case no later than the Closing Date.

(f) The Share Purchaser(s) shall publish the Notice of Results no later than the third (3rd) calendar day after the Offer Expiration Date.

Section 2.2 NewCo Restructuring. The Sellers’ Representative may elect to effect the NewCo Restructuring at any time prior to (x) the date that is three (3) Business Days following the Notice of Approvals Date (provided such date is no later than the Deferral End Date) or (y) in the event that an Offer Deferral Notice with respect to the NewCo Restructuring shall have been delivered pursuant to Section 6.4 (Deferral of Launch of Offer), the Deferral End Date, in each case, if (i) the NewCo Restructuring shall have been completed in accordance with the terms of this Agreement prior to such date, (ii) no NewCo Burdensome Condition shall have occurred and be continuing and (iii) the Sellers’ Representative shall have delivered written notice of such completion to the Purchasers’ Representative (the “NewCo Notice”), which NewCo Notice may only be delivered if the conditions set forth in clauses (i) and (ii) above shall have been satisfied. The NewCo Notice shall include copies of the documents listed on Annex 12 NewCo Documentation (or if any such documentation is unavailable, such other evidence as may be reasonably satisfactory to the Purchasers’ Representative regarding the completion of all of the steps required to complete the NewCo Restructuring as set forth on Annex 4 (Pre-Closing Reorganization Transactions)). Following the delivery of the NewCo Notice in accordance with Section 2.2 (NewCo Restructuring), notwithstanding anything else to the contrary in this Agreement:

(a) subject to the satisfaction (or waiver by the Sellers’ Representative) of the conditions set forth in Section 6.3 (Conditions to Obligations of the Sellers at the Closing), the Sellers (i) shall tender (or cause the applicable Seller to tender) all Shares (or ADSs) (other than Shares held by NewCo) into the Offer in accordance with Section 2.1(d) (Commencement of the Offer) and shall not withdraw such Shares (and ADSs) during the pendency of the Offer and (ii) shall not be required to tender any Shares held by NewCo into the Offer;

(b) subject to the terms and conditions of this Agreement, at the Closing (in addition to the transfer and sale of the Shares tendered into the Offer), the Sellers’ Representative shall cause each applicable member of the Sellers’ Group to sell, transfer and deliver to the Share Purchaser(s), free and clear of any Encumbrances, and the Share Purchaser(s) shall, purchase and receive from such members of the Sellers’ Group, all of the issued and outstanding NewCo Shares (the “NewCo Share Sale”); provided, for the avoidance of doubt, that at the Closing, the Shares held by NewCo together with the Shares tendered into the Offer in accordance with Section 2.2(a) (NewCo Restructuring) shall collectively represent 100% of the Shares (as set out in Annex 1 (Details Regarding Sellers, Shares, and Purchasers, etc.)); and

(c) (i) the NewCo Share Sellers shall be deemed to be “Sellers” of the NewCo Shares hereunder, (ii) the Pensions Business Unit shall be deemed to include NewCo and (iii) references to the “Closing” in respect of the Shares shall be deemed to refer to the sale and transfer of the NewCo Shares as well as the Shares tendered into the Offer.

Section 2.3 Purchase Price. On the terms and subject to the conditions set forth herein, at the Closing, the Purchasers’ Representative (on behalf of the Purchasers) shall pay or cause to be paid to the Sellers’ Representative (on behalf of the Sellers, or to the Sellers if so directed by the Sellers’ Representative), in addition to any other amounts payable hereunder at the Closing to the Sellers by the Purchasers, an amount in cash equal to:

(a) in consideration of the sale and transfer of the Shares, the BBVA Offer Payment Amount, plus

(b) if the Sellers’ Representative has delivered a NewCo Notice in accordance with Section 2.2 (NewCo Restructuring), the NewCo Share Purchase Price.

For the avoidance of doubt, the NewCo Share Purchase Price, together with the BBVA Offer Payment Amount, shall be equal to the Pensions Share Purchase Price.

Section 2.4 Net Debt Statement; Net Debt Dividend.

(a) At least fifteen (15) Business Days prior to the first expected Launch Date, the Sellers’ Representative shall prepare and deliver to the Purchasers’ Representative a statement (the “Net Debt Statement”) consisting of (i) a Company balance sheet, prepared in the same form as the balance sheet, dated December 31, 2012, attached hereto as Part I of Annex 8 (Net Debt Statement) (the “Reference Balance Sheet”) and in accordance with methodologies used in preparing the Reference Balance Sheet (though financial statement notes need not be provided) (the “Company Consolidated Balance Sheet”), as at the close of the last calendar day of the last calendar month ended immediately preceding the date on which the Net Debt Statement is due, or if such month end is less than seven (7) Business Days prior to the date on which the Net Debt Statement is due, the close of the last calendar day of the prior calendar month (the “Balance Sheet Date”) and (ii) the Sellers’ Representative’s good faith calculation (in the form attached to Part II of Annex 8 (Net Debt Statement) ) of Additional Expected Closing Cash (assuming the Launch Date set out in the Launch Notice), Adjusted Net Debt, Expected Closing Cash Adjustment Amount (assuming the Launch Date set out in the Launch Notice), the Non-Cash Working Capital, the Non-Cash Working Capital Shortfall (if any), the Non-Cash Working Capital Surplus (if any) the Cash Dividend Amount, the Per Share Dividend Amount, the amount of any Post-Balance Sheet Date Dividend and the Pensions Share Purchase Price, which calculation shall be binding for purposes of this Agreement, subject to the procedures set out and possible adjustments contemplated in Annex 11 (Net Debt Statement Procedures) between Sellers’ Representative and Purchasers’ Representative (it being understood that any adjustment made pursuant to Section 2(d) of Annex 11 (Net Debt Statement Procedures) shall not have any impact on the Per Share Dividend Amount payable by the Company to the holders of Company Shares as contemplated in Section 2.4(b) below other than the Sellers). Any amount to be converted from Dollars into CLP$ (or vice versa) for purposes of the Net Debt Statement shall be so converted at the Exchange Rate in effect on the Balance Sheet Date.

(b) The Sellers’ Representative shall (i) no later than two (2) Business Days prior to the Launch Date, cause the Company to declare one or more dividends payable in cash with respect to each Company Share in a total per-Company Share amount equal to the Per Share Dividend Amount, which dividend(s) shall be actually paid with respect to each Company Share not later than five (5) Business Days prior to the Closing Date (and in any event prior to the consummation of the Offer) and (ii) cause the Target Companies to, promptly after the date of delivery of the Net Debt Statement, take all actions necessary and advisable to obtain prior to the Launch Date all corporate approvals required in connection with the declaration and payment of the Per Share Dividend Amount.

(c) Each of the Sellers hereby irrevocably waives, and releases each of the Share Purchaser(s) and the Purchasers’ Representative of any and all claims, demands, suits, actions, causes of action, losses, damages, obligations, liabilities, costs and expenses (including attorney’s fees) arising as a result of or in connection with, any rights that any of the Sellers has or may be deemed to have pursuant to applicable Law to the extent the purchase price per Share received by any of the Sellers for the sale of its Shares or NewCo Shares pursuant to this Agreement (after giving effect to the procedures set out in Annex 11 (Net Debt Statement Procedures)) is or may be deemed to be lower than the purchase price per Company Share received by any holder of Company Shares for the sale of its Company Shares through the Offer as a result of the operation of Section 2(d) of Annex 11 (Net Debt Statement Procedures).

Section 2.5 Closing Date and Place. Subject to Article VI (Conditions to Launch of Offer and Closing), the Closing shall take place on the date that is the later of (i) the date of publication of the Notice of Results (or if such day is not a Business Day, the next succeeding Business Day), and (ii) the Offer Administrator Payment Date, at 11:00 a.m. (New York time) at the New York offices of Sullivan & Cromwell LLP (125 Broad Street, New York, New York 10004) or such other place, date and time as may be mutually agreed upon between the Sellers’ Representative and the Purchasers’ Representative. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

Section 2.6 Deliveries by Purchasers’ Representative. The Sellers’ Representative may waive (in its sole and absolute discretion) some or all of the obligations of the Purchasers’ Representative as set forth in this Section 2.6 (Deliveries by Purchasers’ Representative). At the Closing, the Purchasers’ Representative shall execute (where applicable) and deliver or cause to be executed (where applicable) and delivered to the Sellers’ Representative the following:

(a) the cash amount in Dollars to be paid at the Closing pursuant to Section 2.3 (Purchase Price) in immediately available funds by wire transfer to an account or accounts which have been designated by the Sellers’ Representative at least two (2) Business Days prior to the Closing Date;

(b) the certificate provided for in Section 6.3(d) (Conditions to Obligations of the Sellers at the Closing);

(c) the documents set forth in Part 1 of Annex 7 (Closing Deliverables); and

(d) copies (duly executed where applicable) of the Transaction Documents to which the Purchasers and the applicable members of the Purchasers’ Group are a party.

Section 2.7 Deliveries by Sellers’ Representative. The Purchasers’ Representative may waive (in its sole and absolute discretion) some or all of the obligations of the Sellers’ Representative as set forth in this Section 2.7 (Deliveries by Sellers’ Representative). At the Closing, the Sellers’ Representative shall execute (where applicable) and deliver or cause to be executed (where applicable) and delivered to the Purchasers’ Representative the following:

(a) the certificate provided for in Section 6.2(d) (Conditions to Obligations of the Purchasers at the Closing);

(b) the documents set forth in Part 2 of Annex 7 (Closing Deliverables); and

(c) copies (duly executed, where applicable) of the Transaction Documents to which the Sellers and the applicable members of the Sellers’ Group are a party.

Section 2.8 Proceedings at Closing. All proceedings to be taken and all documents to be executed and delivered by all parties at the Closing shall be deemed to have been taken and executed and delivered simultaneously at the Closing, and no proceedings shall be deemed taken nor any documents executed or delivered at the Closing until all have been taken, executed and delivered.

Section 2.9 Withholding. Notwithstanding any provision contained herein to the contrary, each Purchaser, any Target Company and any Affiliate thereof shall be entitled to deduct and withhold from amounts otherwise payable to any person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of any federal, state, local, provincial, municipal or non-U.S. Tax Law. To the extent that amounts are so withheld by any such Purchaser, any Target Company or any Affiliate thereof, as the case may be, and remitted to the appropriate Tax Authority, such withheld and remitted amounts shall be treated for all purposes of this Agreement as having been paid to the relevant person in respect of which such deduction and withholding was made. Each of the parties agrees to use its best efforts to avoid or mitigate the imposition of any withholding Taxes. The Sellers shall provide such documentation as reasonably requested by the Purchasers such that any such deduction or withholding required under applicable Chilean law shall be made only from the gain realized by the Sellers from Transactions, and the Purchasers agree to make such deduction or withholding only from such gain.

Section 2.10 Share Purchaser. As promptly as practicable following the date hereof, and in any event prior to the Launch Date, the Purchasers’ Representative shall organize one or more Share Purchasers as any of a Chilean limited liability company (sociedad de responsibilidad limitada), a Chilean stock corporation (sociedad por acciones) or a Chilean corporation (sociedad anónima) each of which will be a wholly owned direct or indirect subsidiary of the Purchasers’ Representative. As promptly as reasonably practicable after (but in no event later than ten (10) Business Days after) the organization of the Share Purchaser(s) and prior to the Launch Date, the Purchasers’ Representative shall cause each Share Purchaser to accede to this Agreement by executing a joinder to this Agreement in a form reasonably acceptable to the Sellers’ Representative, after which time such Share Purchaser shall be a party hereto for all purposes set forth herein. Notwithstanding any provision herein to the contrary and without limiting the obligations of the Purchasers’ Representative hereunder, (i) the obligations of the Share Purchaser(s) to perform their covenants hereunder shall commence only at the time of their respective organizations and (ii) the representations and warranties of and with respect to each Share Purchaser that are set forth in Article IV (Representations and Warranties of Purchasers) shall be deemed to have been made as of the respective dates of the organization of such Share Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF SELLERS

The Sellers’ Representative represents and warrants to the Purchasers’ Representative as of the date hereof and as of the Closing Date (or in the case of representations and warranties that speak of a specified date, as of such specified date), except as Previously Disclosed:

Section 3.1 Organization, Authorization, Enforceability, Non-Contravention.

(a) Organization. Each Seller is a corporation or other organization duly organized, validly existing and in good standing (or the equivalent, if any, in the applicable jurisdiction) under the Laws of its respective jurisdiction of incorporation or organization. Each Target Company is a corporation or other organization duly organized, validly existing and in good standing (or the equivalent, if any, in the applicable jurisdiction) under the Laws of its respective jurisdiction of incorporation or organization and has the requisite corporate or other organizational power to conduct its business as presently conducted in all material respects.

(b) Corporate Authorization. Each member of the Sellers’ Group that is a party to this Agreement or any other Transaction Document has full corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate (or to cause the consummation of) the transactions contemplated hereby and thereby. The execution, delivery and performance of each of the Transaction Documents to which any member of the Sellers’ Group is a party have been duly and validly authorized by all necessary corporate action on the part of such member(s) of the Sellers’ Group and no other action on the part of such member(s) of the Sellers’ Group is necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents.

(c) Binding Effect. This Agreement has been, and the other Transaction Documents will be at the Closing, duly executed and delivered by the members of the Sellers’ Group that are (or are contemplated to be) party thereto. This Agreement is, and the other Transaction Documents to which a member of the Sellers’ Group is a party, when executed and delivered by such member(s) of the Sellers’ Group, will be, legal, valid and binding obligations of such member(s) of the Sellers’ Group enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Non-Contravention. The execution, delivery and performance of this Agreement and the other Transaction Documents to which any member of the Sellers’ Group is contemplated to be a party by such member(s) of the Sellers’ Group, and the consummation by such member(s) of the Sellers’ Group of the transactions contemplated hereby and thereby will not (i) violate or conflict with any provision of the certificate of incorporation or by-laws or other organizational documents of such member(s) of the Sellers’ Group, (ii) violate or conflict with any Law or Permit applicable to such member(s) of the Sellers’ Group (assuming the receipt of the Sellers’ Required Approvals), or (iii) result in any breach of, or constitute a default (or event which, with the giving of notice or the lapse of time, would constitute a default) under, or give any person any rights of termination, acceleration or cancellation of, or result in the creation of any Encumbrance (other than Permitted Encumbrances) on any of the assets, properties or capital stock of any of the Target Companies (or to the knowledge of the Sellers’ Representative, the Industry Companies) pursuant to any Contract to which any Target Company or any member of the Sellers’ Group is a party, except, in the cases of clauses (ii) and (iii) of this Section 3.1(d) (Organization, Authorization, Enforceability, Non-Contravention), for any such conflicts, violations, breaches, defaults, terminations, accelerations, cancellations or creations that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect (but excluding for this purpose clause (f) of the definition thereof).

Section 3.2 Shares of the Target Companies.

(a) Annex 1 (Details Regarding Sellers, Shares, and Purchasers, etc.) sets forth the number of authorized, issued and outstanding shares of capital stock, limited liability company interests, units or other forms of equity participation for the Company, and the percentage ownership interest of any Seller in the Company. Each Seller legally or beneficially owns, directly or indirectly, all of the respective Company Shares or other equity interests, in each case, that are set forth in column (4) or column (6) opposite its name in Annex 1 (Details Regarding Sellers, Shares, and Purchasers, etc.) free and clear of any Encumbrances (other than restrictions imposed by applicable securities Law).

(b) All the issued and outstanding Company Shares or other Company equity interests set forth in column (4) of Annex 1 (Details Regarding Sellers, Shares, and Purchasers, etc.) have been duly authorized and validly issued and are fully paid and not issued in violation of any preemptive or other similar right. There are no outstanding options, warrants, rights of conversion, exchange or purchase or any similar rights in respect of, or any agreements or understandings outstanding with respect to the issue, voting, sale or transfer of, any Shares (or, to the knowledge of the Sellers’ Representative, in respect of, or as applicable with respect to, any other Company Shares).

(c) Annex 1 (Details Regarding Sellers, Shares, and Purchasers, etc.) sets forth the number of all of the shares or other equity interests held or beneficially owned, directly or indirectly, by, and the percentage ownership interest of, any Target Company in any other Target Company referred to therein. Each Target Company legally or beneficially owns, directly or indirectly, all of the respective shares or other equity interests of each such Target Company, in each case, that are set forth in column (4) or column (6) opposite its name in Annex 1 (Details Regarding Sellers, Shares, and Purchasers, etc.), free and clear of any Encumbrances (other than restrictions imposed by applicable Securities Law).

(d) All the issued and outstanding shares or other equity interests of each Target Company set forth in column (6) of Annex 1 (Details Regarding Sellers, Shares, and Purchasers, etc.) have been duly authorized and validly issued and are fully paid and non-assessable and not issued in violation of any preemptive or similar right. There are no outstanding options, warrants, right of conversion, exchange or purchase or any similar right in respect of, or any agreements or understandings, outstanding with respect to the issue, voting, sale or transfer of, any shares or other equity interests of any Target Company, in each case, set forth in column (6) of Annex 1 (Details Regarding Sellers, Shares, and Purchasers, etc.). To the knowledge of the Sellers’ Representative, there are no outstanding options, warrants, rights of conversion, exchange or purchase or any similar rights in respect of, or any agreements or understandings outstanding with respect to the issue, voting, sale or transfer of, any shares or other equity interests of any Target Company other than those described in the immediately preceding sentence.

(e) If a NewCo Notice is delivered to the Purchasers’ Representative by the Sellers’ Representative in accordance with Section 2.2 (NewCo Restructuring), at Closing, (i) the NewCo Share Sellers will own of record and beneficially all the authorized and outstanding NewCo Shares, free and clear of any Encumbrances, (ii) other than the NewCo Shares owned by NewCo Share Sellers, there will be no (A) outstanding options, warrants, right of conversion, exchange or purchase or any similar right in respect of the NewCo Shares, or (B) agreements or understandings outstanding with respect to the issue, voting, sale or transfer of any shares or other equity interests of NewCo, (iii) NewCo will own, of record and beneficially, free and clear of any Encumbrances, (A) 171,023,573 Shares at the Closing Date constituting approximately 51.6% of the Company Shares, (B) 320 shares of AFP Genesis Administradora de Fondos y Fideicomisos S.A. and (C) one (1) share of Provida Internacional (collectively, the “NewCo Assets”), (iv) other than with respect to its ownership of the NewCo Assets, NewCo will not have, at any time prior to, or at, the Closing (A) owned directly or indirectly any capital stock or other equity interest in any other person, (B) engaged in any other business or activity other than any activities reasonably incidental to NewCo’s ownership of the NewCo Assets and or the implementation of the NewCo Restructuring and performance of the obligations of the Sellers’ Group pursuant to this Agreement, or (C) notwithstanding clause (B) above, registered, created, assumed or incurred any indebtedness (other than de minimis indebtedness), any on- or off-balance sheet liabilities (including any successor liabilities acquired or assumed as a result of NewCo Restructuring) (other than de minimis liabilities), Taxes or Encumbrances with respect to any NewCo Assets, (v) NewCo will have been in compliance in all material respects with all Laws applicable to it, (vi) NewCo will not have had any employees, (vii) the shareholders’ resolution of BBVA Inversiones Chile shall have approved the NewCo Restructuring in accordance with its organizational documents and applicable Law, and such resolution shall provide that there shall be no recourse to NewCo, its assets or its shareholders in connection with any liabilities or obligations of BBVA Inversiones Chile after giving effect to the NewCo Restructuring, (viii) the Chilean Tax Government Authority (Servicio de Impuestos Internos de Chile) shall have unconditionally approved the capital reduction of BBVA Inversiones Chile in connection with the NewCo Restructuring, and (ix) after giving effect to the NewCo Restructuring, the present fair saleable value of the assets of BBVA Inversiones Chile shall not be less than the amount that will be required for BBVA Inversiones Chile to pay its then-existing liabilities, obligations and indebtedness as they become due.

(f) None of the Target Companies shall have any liabilities or indemnification or other obligations (contingent, accrued or otherwise) to any third party with respect to any Minority Interest Sale following the completion of such Minority Interest Sale.

(g) The Company legally and beneficially owns equity interests in the Industry Companies in the amounts set forth on Annex 1 (Details Regarding Sellers, Shares, and Purchasers, etc.) free and clear of all Encumbrances and such equity interests are duly authorized, validly issued and outstanding, fully paid and non-assessable and not issued in violation of any preemptive or similar right. Each of the Industry Companies is, to the knowledge of the Sellers’ Representative, validly organized and existing pursuant to the Laws of its place of incorporation and has the authority, necessary authorizations and ability to conduct its business in the manner in which it is presently conducted and to own and manage the property and assets of which it is currently the owner or lessee. To the knowledge of the Sellers’ Representative, there are no shareholders, voting or similar agreements with respect to any of the Industry Companies.

Section 3.3 Target Company Financial Statements.

(a) Each of the audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010 (the “Historical Annual Financials”), the audited consolidated financial statements of the Company for the year ended December 31, 2012 (the “2012 Annual Financials” and together with the Historical Annual Financials, the “Audited Financial Statements”), the interim consolidated unaudited financial statements of the Company for the period ending September 30, 2012 and the Reference Balance Sheet (the “Historical Interim Financial Statements”) and the quarterly consolidated financial statements of the Company to be prepared between the date hereof and the Closing Date (the “Future Interim Financial Statements” and together with the Historical Interim Financial Statements, the “Interim Financial Statements”) (i) has been, or in case of the Future Interim Financial Statements and 2012 Annual Financials, will be, prepared based on the books and records of the Target Companies, (ii) has been, or in case of the Future Interim Financial Statements and 2012 Annual Financials, will be, prepared in accordance with International Financial Reporting Standards, applied on a consistent basis throughout the periods indicated, (iii) at the time filed, complied, or in the case of the Future Interim Financial Statements and 2012 Annual Financials at the time filed will comply, as to form in all material respects with the published rules and regulations of the SEC, the Superintendence of Pensions, the SVS or the Ecuadorian Superintendency of Companies (Superintendencia de Compañías) applicable thereto (in each case solely to the extent filed with such Government Authority) and (iv) fairly presents, or in the case of the Future Interim Financial Statements and 2012 Annual Financials will fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company on a consolidated basis as at the respective dates thereof and for the respective periods indicated therein, subject, in the case of each of clauses (i) through (iv), to (x) any matter disclosed in the Audited Financial Statements or the Interim Financial Statements or the 2012 Annual Financials (or the notes thereto, if applicable), (y) in the case of the Interim Financial Statements, normal year-end adjustments and (z) it being recognized and agreed that the Reference Balance Sheet does not set forth the results of operations or cash flows of the Company as set forth in clause (iv). The books and records of the Target Companies in all material respects have been, and are being, maintained in accordance with applicable Law and accounting requirements and reflect only actual transactions. The Company’s independent auditor has not resigned or been dismissed as independent public accountants of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) The Sellers’ Representative has made, or will promptly following preparation make, available to the Purchasers’ Representative true, correct and complete copies of the financial statements referred to in Section 3.3(a) (Target Company Financial Statements) (the “Company Financial Statements”).

(c) Since January 1, 2010, the Target Companies have had in place disclosure controls and procedures reasonably designed and maintained to ensure that all information (both financial and non-financial) required to be disclosed by any Target Company in the reports that it files or submits under applicable Law with the SEC, the Superintendence of Pensions, the SVS or the Ecuadorian Superintendency of Companies (Superintendencia de Compañías) is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the applicable Government Authority.

(d) The Collected Salary Mass Fee amounts (i) that are set out in column (3) of Annex 13 (Company Salary Mass) and (ii) that will be used to calculate Company Final Salary Mass on each Applicable Salary Mass Test Date were (or, in the case of clause (ii), will be) derived from the “Mandatory Pension Fee Income” line item in the applicable internal Company monthly income statement made available to the Purchasers’ Representative in the form attached as Annex 15 (Salary Mass Fee Statement) (each, a “Salary Mass Fee Statement”)), and all such Collected Salary Mass Fee amounts (x) were (or, in the case of clause (ii), will be) in all respects collected and calculated consistent with past practice and pursuant to a uniform methodology and (y) correctly reflect (or, in the case of clause (ii), will correctly reflect) in all material respects the Collected Salary Mass Fees in respect of the applicable calendar month (A) as reflected in the books and records of the Company and (B) solely with respect to Interim Financial Statements that will be prepared and filed prior to the Closing, used in calculating the “mandatory pension fee” (Comisión por Acreditaciones Obligatorias) line item in the notes for the “revenues” (Ingresos ordinarios) line item in the applicable Interim Financial Statement.

(e) The unaudited balance sheet and income statement of the Company for the year ended December 31, 2012 previously furnished to Purchasers’ Representative and set forth in Annex 3.3(e) of the Sellers’ Disclosure Letter (collectively, the “Preliminary 2012 Financials”) (i) have been prepared based on the books and records of the Target Companies, (ii) were prepared in accordance with International Financial Reporting Standards, applied on a consistent basis throughout the periods indicated, and (iii) fairly present in all material respects the consolidated financial position and standalone results of operations of the Company as at December 31, 2012 and for the respective periods indicated therein, subject, in the case of each of clauses (i) through (iii), to (x) any matter disclosed therein, (y) normal year-end adjustments, and (z) such matters as would normally be set forth in the Notes to the Audited or Interim Financial Statements. For the avoidance of doubt, the parties recognize and agree that the Preliminary 2012 Financials when provided and as of the date hereof were not audited, did not include notes, were not filed with or reviewed by any relevant Governmental Authority, and that they may be subject to modification in the ordinary course of the year-end audit. To the knowledge of the Sellers’ Representative, as of the date hereof, no adjustments to the Preliminary 2012 Financials have been requested by the auditors of the Company or any Government Authority.

Section 3.4 Reports.

(a) Since January 1, 2010, each Target Company has timely filed all material reports, registrations, documents, filings, statements and submissions, together with any amendments thereto, that it has been required to file with any Government Authority, other than with any Tax Authority (the foregoing, collectively, the “Company Reports”), and has paid all material fees and assessments due and payable in connection therewith. As of their respective dates of filing, the Company Reports complied in all material respects with all statutes and applicable rules and regulations of the applicable Government Authorities. To the knowledge of the Sellers’ Representative, as of the date of this Agreement, there are no material outstanding comments of any Government Authority with respect to any Company Report. All Company Reports were complete and accurate in all material respects as of their respective dates, or the dates of their respective amendments. Except for normal examinations conducted by Government Authorities in the Ordinary Course, no Government Authority has initiated any proceeding or, to the knowledge of the Sellers’ Representative, investigation into the business or operations of any Target Company since January 1, 2010. To the knowledge of the Sellers’ Representative, there is no unresolved material comment by any Government Authority with respect to any report or statement relating to any examinations of any Target Company. Except for normal examinations conducted by Government Authorities in the Ordinary Course, to the knowledge of the Sellers’ Representative, no examination of any Target Company by any Government Authority is currently under way, and no report of examination of any Government Authority is pending.

(b) Since January 1, 2010, each Target Company (A) has made and kept books, records and accounts, which, in reasonable detail, accurately and fairly reflect in all material respects the transactions and dispositions of the assets of such Target Company, and (B) has maintained a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization, (ii) transactions are recorded, as necessary to permit the preparation of financial statements in conformity with International Financial Reporting Standards as properly applied by the Company and to maintain accountability for assets, (iii) access to assets is permitted only in accordance with management’s general or specific authorization and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences, in each case except as would not be reasonably expected to be material to the Target Business taken as a whole. Since January 1, 2010, no Target Company has received any material complaint, allegation, assertion or claim alleging that the accounting or auditing practices, procedures or methodologies of such Target Company or its internal accounting controls are not in compliance with Law, including any material complaint, allegation, assertion or claim that any Target Company has engaged in questionable accounting or auditing practices.

Section 3.5 No Undisclosed Liabilities. Except (i) as set forth in the Company Financial Statements for the year ended December 31, 2011, and (ii) for liabilities incurred in the Ordinary Course since December 31, 2011 through the date hereof, the Target Companies have not incurred any material liabilities that would be required to be reflected or reserved against in a balance sheet of the Target Companies prepared in accordance with International Financial Reporting Standards consistently applied.

Section 3.6 Absence of Changes.

(a) In the period between December 31, 2011 and the date hereof, the Target Companies have conducted the Target Business in the Ordinary Course in all material respects.

(b) Since December 31, 2011, there has not occurred any fact, change, effect, event or occurrence that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.7 No Litigation. There is no material legal or arbitral proceeding, or civil, criminal or administrative action, suit, demand, claim, hearing, judgment, proceeding or disclosed (in writing) investigation (each, an “Action”) by any person pending, or to the knowledge of the Sellers’ Representative threatened (i) against the Target Companies (or to the knowledge of the Sellers’ Representative, against the Industry Companies) that result in monetary damages to any Target Company, injunctive action or the taking of any other action other than, with respect to the period between the date of this Agreement and the Closing Date, Actions in the Ordinary Course or (ii) against the Sellers that would prevent, materially impair or delay the ability of the Sellers to consummate the transactions contemplated by this Agreement. There are no material unsatisfied or outstanding Government Orders against the Sellers in relation to the Target Business or against any of the Target Companies (or to the knowledge of the Sellers’ Representative, against the Industry Companies) or the properties of the Target Business.

Section 3.8 Approvals. Other than in connection with the Antitrust Laws and other Laws, in each case, set forth in Section 3.8 (Approvals) of the Sellers’ Disclosure Letter (collectively, the “Sellers’ Required Approvals”), no member of the Sellers’ Group is required to (w) obtain any authorization, waiver, consent or approval of, (x) make any filing or registration with or (y) give any notice to, any Government Authority in connection with or as a condition to the execution, delivery and performance by such member of the Sellers’ Group of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby, other than as would be required solely as a result of the identity or regulatory status of any member of the Purchasers’ Group.

Section 3.9 Taxes.

(a) All material Tax Returns of the Target Companies that are required to be filed on or before the Closing Date (taking into account any available extensions) have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true, correct and complete in all material respects. All material Taxes (whether or not shown to be due on such Tax Returns) have been or will be timely paid on or before the Closing Date, and all deficiencies asserted in writing or assessments made in writing by any Tax Authority in connection with any such Tax Returns have been or will be timely paid on or before the Closing Date (except for Taxes that are being contested in good faith through appropriate proceedings and for which adequate reserves are being maintained). No issue that has been raised in writing by the relevant Tax Authority in connection with any such Tax Return is currently pending. No pending or other audits or investigations by any Tax Authority relating to any Tax Returns are (i) in progress with respect to which a written notice from a Tax Authority has been received or (ii) to the knowledge of Sellers’ Representative threatened against any Target Company.

(b) Each of the Target Companies has properly withheld and paid to the relevant Tax Authority all material Taxes required on any amounts paid, credited or owing to any pensioner, employee, independent contractor, creditor, policyholder, stockholder or other person.

(c) No written agreement or document extending the period of assessment or collection of any Tax payable by any of the Target Companies is currently in effect.

(d) There is no lien on any of the assets of any of the Target Companies or on the Shares that arose in connection with any failure (or alleged failure) to pay any Tax.

(e) None of the Target Companies is a party to any material Tax allocation, Tax sharing or similar agreements or arrangements pursuant to which it will have any obligation to make any payments on or after the Closing Date.

(f) There are no (i) Tax rulings, requests for rulings, closing agreements or similar agreements or rulings (including any request for permission with respect to a change in any accounting method) in effect with any Tax Authority relating to any of the Target Companies or the Pensions Business Unit, (ii) powers of attorney that are currently in effect or have been granted with respect to the Pensions Business Unit with respect to any matter relating to Taxes or (iii) Tax opinions received from a law firm, accounting firm or consulting firm rendered with respect to any particular transaction or item primarily relating to the Pensions Business Unit, in each case of (i), (ii), and (iii) that will materially affect any of the Target Companies’ liability for Taxes for any period after the Closing Date.

(g) None of the Target Companies is required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) improper use of or change in a method of accounting, during a taxable period ending on or prior to the Closing Date, (ii) closing agreement (or similar agreement under any corresponding or similar provision of state, local, provincial, municipal or non-U.S. Tax Law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date or (iv) prepaid amount received on or prior to the Closing Date.

(h) None of the Target Companies is responsible, through Contract or otherwise, for any material Tax liability of any other person or corporation, other than as a result of such Target Company being a member of a consolidated, combined or unitary group for federal, state, local, provincial, municipal or non-U.S. Tax purposes of which the Company is the common parent.

(i) The audited consolidated financial statements of the Company for the years ended December 31, 2011 and 2010 properly reflect all material amounts of unpaid Taxes of each of the Target Companies required to be shown thereon in accordance with applicable accounting principles. Each of the Audited Financial Statements and the Interim Financial Statements, in each case with respect to Taxes, (i) has been, or in case of the Future Interim Financial Statements and 2012 Annual Financials, will be, prepared based on the books and records of the Target Companies, (ii) has been, or in case of the Future Interim Financial Statements and 2012 Annual Financials, will be, prepared in accordance with International Financial Reporting Standards, applied on a consistent basis throughout the periods indicated, (iii) at the time filed, complied, or in the case of the Future Interim Financial Statements and 2012 Annual Financials at the time filed will comply, as to form in all material respects with the published rules and regulations of the SEC, the Superintendence of Pensions, the SVS or the Ecuadorian Superintendency of Companies (Superintendencia de Compañías) applicable thereto (in each case solely to the extent filed with such Government Authority) and (iv) fairly presents, or in the case of the Future Interim Financial Statements and 2012 Annual Financials will fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of the Company on a consolidated basis as at the respective dates thereof and for the respective periods indicated therein, subject, in the case of each of clauses (i) through (iv), to (x) any matter disclosed in the Audited Financial Statements or the Interim Financial Statements or the 2012 Annual Financials (or the notes thereto, if applicable), and (y) in the case of the Interim Financial Statements, normal year-end adjustments.

(j) No claim has been asserted in writing by any Tax Authority that any of the Target Companies is liable for any Taxes resulting from the failure to transact with any Affiliate of any Target Company at arm’s length under applicable Law (for example, under Section 482 of the Code).

(k) No representation or warranty is made in this Article III with respect to Taxes, Tax Returns or the matters covered in this Section 3.9 (Taxes), except as provided in this Section 3.9 (Taxes), Section 3.10 (Employees and Employee Benefits; Labor), Section 3.11 (Retirement Benefit Arrangements and Benefits Plans) and Section 3.23 (Technical Reserves; Encaje).

Section 3.10 Employees and Employee Benefits; Labor.

(a) None of the Target Companies is a party to or bound by any labor agreement, union contract, collective bargaining agreement or other work rules or employment-related agreements or arrangements with any labor union or other organization representing any Employee and there are no labor unions or other organizations representing any Employee or, to the knowledge of Sellers’ Representative, seeking to represent any Employee, other than omnibus agreements covering substantially all employees in a jurisdiction, pursuant to the Laws or customary practice of that jurisdiction respecting employees, and any such omnibus agreements are set forth in their entirety on Section 3.10 of the Sellers’ Disclosure Letter.

(b) From January 1, 2010, there has been no actual or, to the knowledge of the Sellers’ Representative, threatened labor strike, lockout, labor slowdown, labor work stoppage, filed material grievances, material arbitrations or other material collective dispute against or affecting any of the Target Companies.

(c) Since January 1, 2010, (i) there are not any pending or, to the knowledge of the Sellers’ Representative, threatened, charges against any of the Target Companies before any Government Authority responsible for the prevention of unlawful employment practices; and (ii) neither the Sellers nor the Target Companies have received written communication during the twelve (12) month period prior to the date hereof of the intent of any Government Authority responsible for the enforcement of labor or employment Laws to conduct an investigation of the Target Companies and, to the knowledge of the Sellers’ Representative, no such investigation is in progress, in each case, which has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d) Prior to the date of this Agreement, the Target Companies have satisfied any material legal or contractual requirement to provide notice to, or to enter into any consultation procedure with, any labor union or other organization, which is representing any Employee, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

(e) To the knowledge of the Sellers’ Representative, none of the Employees listed on Annex A of the Sellers’ Disclosure Letter is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, applicable common Law nondisclosure obligation, fiduciary duty, noncompetition agreement, restrictive covenant or other obligation owed to a former employer of any such Employee relating (i) to the right of any such employee to be employed by Seller or the Target Companies or (ii) to the knowledge or use of such former employers’ trade secrets or proprietary information.

(f) The Target Companies are, and have been since January 1, 2010, in compliance in all material respects with all applicable labor, social security and employment Laws, including Laws relating to proper classification of service providers as employees or independent contractors. The Target Companies are not delinquent or in breach with respect to any material obligations, payments, contributions, fees, interest or fines owed to any social security or health care plans, funds, programs or institutions that are operated under Law in the relevant jurisdiction and no action or claim against the Target Companies has been initiated in connection with such matters.

Section 3.11 Retirement Benefit Arrangements and Benefits Plans.

(a) Other than state or mandatory social security arrangements or mandatory collective bargaining arrangements (or any other arrangement to which any of the Target Companies contribute in compliance with any applicable Law), the Retirement Benefit Arrangements and Benefits Plans listed in Section 3.11(a) (Retirement Benefit Arrangements and Benefits Plans) of the Sellers’ Disclosure Letter are the only material plans, programs, arrangements, obligations or commitments under which the Target Companies provide retirement, pension, death, disability, life assurance, medical, welfare, bonus, incentive, severance, or other compensation or employee benefits in respect of Employees.

(b) Except for such matters that would not reasonably be expected to result, individually or in the aggregate, in any material liability to the Target Companies, with respect to each Retirement Benefit Arrangement and Benefits Plan: (i) all employer and Employee contributions required by Law or by the terms of such Retirement Benefit Arrangement and Benefits Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, and a pro-rata contribution for the period prior to and including the date of this Agreement has been made or accrued; (ii) each such Retirement Benefit Arrangement and Benefits Plan required to be registered has been registered and has been, since January 1, 2010, maintained in good standing with applicable regulatory authorities and is approved by any applicable taxation authorities to the extent such approval is available; and (iii) to the extent applicable, each such Retirement Benefit Arrangement and Benefits Plan has been approved by the relevant taxation and other Government Authority for favorable taxation status and, to the knowledge of the Sellers’ Representative, there are no grounds on which such approval may cease to apply.

(c) There are no outstanding or authorized stock option, stock appreciation, phantom stock, or similar equity-based awards with respect to any of the Target Companies. Except as set forth on Section 3.11(c) of the Sellers’ Disclosure Letter, (i) none of the Target Companies maintains a defined benefit pension plan or a plan that provides benefits pursuant to a formula that requires benefits to be funded based on actuarial principles, and (ii) none of the Target Companies has any liability in respect of post-retirement health, medical or life insurance benefits for Employees or former employees other than coverage or benefits that are mandated by applicable Law.

(d) Except as set forth on Section 3.11(d) of the Sellers’ Disclosure Letter, neither the execution and delivery of this Agreement, nor the consummation of the Transactions will (either alone or upon the occurrence of a termination of employment of an Employee) constitute an event under any Retirement Benefit Arrangement and Benefits Plan that may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Employee or Covered Employee.

(e) Except to the extent prohibited by applicable Law, the Sellers’ Representative has delivered to the Purchasers’ Representative, prior to the date hereof, a list that is true, correct and complete in all material respects of each Employee (identified by employee identification number) as of the date indicated therein, and correctly sets forth (in all material respects) as of such date, as applicable: (i) the Employee’s specific employing entity; (ii) the Employee’s number of years employed; (ii) the Employee’s position; (iii) the Employee’s main work location; (iv) whether the Employee is on or under an expatriate assignment or arrangement; (v) whether the Employee participates in health and / or other insurance; (vi) whether the Employee participates in a pension plan; and (vii) the Employee’s monthly base salary (collectively, the “Employee I List”). Within thirty (30) Business Days following the date hereof, the Sellers’ Representative shall deliver to the Purchasers’ Representative a list that is true, correct and complete in all material respects of each Employee (identified by employee name) as of the date indicated therein and correctly sets forth (in all material respects), as applicable: (i) the information set forth on Employee List I, (ii) the Employee’s hire date; (iii) the Employee’s compensation paid in 2012 (including, but not limited to, housing allowances, compensation payable pursuant to bonus, deferred compensation or commission arrangements or other compensation); (iv) the Employee’s notice period; and (v) the Employee’s current vacation day eligibility (collectively, the “Employee II List”). The Sellers’ Representative shall update and deliver to Purchasers’ Representative such list on or shortly before the date that is ten (10) Business Days prior to Closing to reflect the same information with respect to the anticipated Covered Employees.

Section 3.12 No Violation of Law; Required Licenses and Permits. Since January 1, 2008, none of the Target Companies is in violation of any applicable Law, and no Target Company is a party or subject to any Government Order with any Government Authority which imposes any restrictions on or otherwise affects the Target Business except in each case as would not be reasonably expected to be material to the Target Business, taken as a whole. Except for statutory or regulatory restrictions of general application, no Government Authority has placed any material restriction on the business or properties of any Target Company. Since January 1, 2010, none of the Target Companies has received any written (or to the knowledge of the Sellers’ Representative, oral) notification or communication from any Government Authority (a) asserting that the Target Business is not in material compliance with the terms of any Law or material Permit or (b) revoking, cancelling, modifying or ceasing to renew (or threatening to revoke, cancel, modify or not renew) any material Permit. Each Target Company has all Permits necessary for the conduct of the portion of the Target Business conducted by it, and the Target Business has been and is being conducted in material compliance with all such Permits.

Section 3.13 Real Property.

(a) Section 3.13 (Real Property) of the Sellers’ Disclosure Letter sets out a list that is true, correct and complete in all material respects of all real property that is owned by a Target Company (“Owned Real Property”) or leased or subleased by a Target Company as of the date hereof from any other person other than another Target Company (“Company Real Property”) and identifies the material instruments under which such real property is leased or subleased. The Target Companies collectively have good and marketable title (or the local equivalent thereof) to all Owned Real Property, free and clear of all Encumbrances except for Permitted Encumbrances. Each of the Target Companies has valid leasehold interests (or the local equivalent thereof) with respect to, and the legal, valid and binding right, enforceable against the relevant owners, to use, such Company Real Property leased by it (subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to the enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or at law)), in each case free and clear of all Encumbrances (other than Permitted Encumbrances) except as would not reasonably be expected to be, individually or in the aggregate, material to the Target Companies taken as a whole. Neither the Target Companies nor, to the knowledge of the Sellers’ Representative, any other party to any material Company Real Property lease Contract to which any Target Company is a party is in material breach thereof. None of the Target Companies has received any written notice alleging such breach or default, and to the knowledge of the Sellers’ Representative, no event has occurred or circumstance exists which, with the delivery of notice or the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent of any material Company Real Property lease Contract to which each Target Company is a party. None of the Target Companies has subleased, assigned or otherwise granted to any person the right to use or occupy any Company Real Property.

(b) The use, operation and maintenance of the Company Real Property is in material compliance with all applicable Laws (including those relating to zoning and permitting) and does not violate in any material respect any restrictive covenant or any provision of any such applicable Laws. There is no pending or, to the knowledge of the Sellers’ Representative, threatened condemnation proceeding with respect to any Company Real Property.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) (Intellectual Property) of the Sellers’ Disclosure Letter sets forth a list of all material Intellectual Property for which ownership is currently registered or for which an application for registration or renewal is currently pending with a Government Authority or Internet domain name registrar, in the name of one of the Target Companies, which together with any and all other Intellectual Property that is owned by one of the Target Companies and is material to the Target Business, is the “Company Intellectual Property”.

(b) Section 3.14(b) (Intellectual Property) of the Sellers’ Disclosure Letter sets forth a list of all Intellectual Property that is owned by Seller or any of its Affiliates (other than a Target Company) that is material to the Target Business.

(c) To the knowledge of the Sellers’ Representative, the Target Companies own the Company Intellectual Property free and clear of all Encumbrances (other than Permitted Encumbrances). The Company Intellectual Property is not subject to any outstanding order, judgment or decree adversely affecting the use thereof by the Target Business or the rights of the Target Companies thereto.

(d) To the knowledge of the Sellers’ Representative, the conduct of the Target Business does not infringe, misappropriate or otherwise violate the Intellectual Property rights or moral rights of any person. Since January 1, 2010, other than claims that have been resolved: (i) to the knowledge of the Sellers’ Representative, the conduct of the Target Business has not infringed, misappropriated or otherwise violated the Intellectual Property rights or moral rights of any person, and (ii) there have been no claims asserted or threatened against Sellers or any of their Affiliates alleging any such infringement, misappropriation or violation by the conduct of the Target Business. Any Contract entered into by Seller or its Affiliates to resolve a claim of the type described in the preceding sentence that, after the Closing, would limit any Target Company’s ability to use or register any Intellectual Property that is material to the conduct of the Target Business is identified in Section 3.14(d) (Intellectual Property) of the Sellers’ Disclosure Letter (other than Contracts identified in Section 3.15 (Specified Contracts) of the Sellers’ Disclosure Letter). To the knowledge of the Sellers’ Representative, none of the Company Intellectual Property is being infringed by any person in any material respect.

(e) The Target Companies take commercially reasonable measures (taking into consideration the materiality of the Trade Secrets to the Target Business) to protect the confidentiality of the Trade Secrets included in the Company Intellectual Property.

(f) The Target Companies and their Affiliates in the conduct of the Target Business have complied since January 1, 2010 in all material respects with the Sellers’ Group’s rules, policies, procedures and customer obligations pursuant to agreements with customers, in each case that (i) are applicable to the conduct of the Target Business and (ii) relate to privacy, data protection, and the collection and use of personally identifiable information that is collected, used, or held for use in the conduct of the Target Business. To the knowledge of the Sellers’ Representative, since January 1, 2010, there has not been any unauthorized use or disclosure of or access to any such information or of any material Trade Secret, as a result of which (i) the Sellers or their Affiliates materially altered the conduct of the Target Business or (ii) the Sellers or their Affiliates notified the affected data subject or owner of such Trade Secret, as applicable, or any Governmental Authority.

(g) Section 3.14(g) (Intellectual Property) of the Sellers’ Disclosure Letter sets forth a list of material Software that is used in the conduct of the Target Business as conducted on the date hereof, indicating for each item whether it is owned by (i) Seller or one of its Affiliates, (ii) the Target Companies, or (iii) a third party.

(h) With respect to the Software that is owned by a Target Company or licensed to the Target Companies pursuant to the Software License Agreement, to the knowledge of the Sellers’ Representative, (i) no such Software contains any viruses, malware, time-bombs, key-locks or any other device or feature designed to, without the knowledge and authorization of the Sellers’ Representative and/or its Affiliates, disrupt, disable or otherwise impair the functioning of such Software, and (ii) the Seller and/or its Affiliates have no duty or obligation (whether present, contingent or otherwise) to deliver, license or make available the source code for any such material Software owned by a Target Company to any escrow agent or other person who is not, as of the date of this Agreement, an employee of a Target Company. To the knowledge of Sellers’ Representative, none of the Seller or its Affiliates have used any Software that is subject to the terms of any “open source” or freeware license in any manner that would require the license, distribution, or public disclosure of any source code of, any material Software owned by a Target Company.

Section 3.15 Specified Contracts.

(a) Section 3.15 (Specified Contracts) of the Sellers’ Disclosure Letter sets forth a list that is true, correct and complete of each of the following types of Contracts entered into by any Target Company and in effect as of the date hereof (the “Specified Contracts”):

(i) Future Payment Obligations. Any Contract involving the payment by or to the Target Business of more than USD 300,000 in any twelve (12)-month period, and which by its terms does not terminate or is not terminable without penalty by the Target Business upon notice of ninety (90) days or less;

(ii) Non-Competes and Exclusivity. Any Contract containing covenants limiting in any material respect the freedom of the Target Business or its shareholders or Affiliates to compete or operate in any line of business or geographical area, or that provides for the rendering of services or purchases or sales on an exclusive basis;

(iii) Required Loans. Other than in the Ordinary Course with respect to the Funds, any Contract containing a covenant by the Target Business to make, directly or indirectly, any advance, loan, extension of credit or capital contribution to, or other investments in, any persons;

(iv) Indebtedness. Any Contract relating to any indebtedness for borrowed money which creates payment obligations of, or from, any party to the Target Business in excess of USD 300,000;

(v) Capital Expenditures. Any Contract containing covenants requiring capital expenditures by the Target Business that provides for either annual payments or aggregate payments of USD 300,000 or more;

(vi) Acquisition Agreements. Any Contract for the acquisition, sale or lease of any properties or assets of the Target Business (by merger, purchase or sale of assets or otherwise), in each case under which the Target Business has any executory indemnification or other continuing obligations;

(vii) Guarantees. Any Contract under which the Target Business has directly or indirectly guaranteed or otherwise agreed to be responsible for indebtedness for borrowed money or other liabilities of any person (other than a Target Company) in excess of USD 300,000 other than in the Ordinary Course;

(viii) Joint Ventures. Any partnership, joint venture, shareholders’ or similar agreement;

(ix) Power of Attorney. Any Contract whereby any Target Company has granted a power of attorney to any third party;

(x) Real Estate Contracts. Any lease or sublease Contracts entered into by any Target Company with respect to any Company Real Property;

(xi) Intellectual Property Contracts. Any Contract to which any of the Target Companies is a party and pursuant to which a Target Company (A) is granted, permitted or otherwise obtains any right to use any Intellectual Property that is material to the conduct of the Target Business, (B) agrees not to use any Intellectual Property that is material to the conduct of the Target Business, (C) agrees not to use, assert or register any Intellectual Property that is material to the conduct of the Target Business, or (D) agrees to restrictions on its use, assertion or registration of any Intellectual Property that is material to the conduct of the Target Business, including license agreements, settlement agreements, coexistence agreements and covenants not to sue (other than Contracts granting rights to use commercially available shrink wrap or click wrap Software that are not material to the conduct of the Target Business);

(xii) Most Favored Nations. Any Contract of the Target Companies providing for “most favored nations” terms for the benefit of any person other than a Target Company or Fund;

(xiii) Settlement Agreements. Any Contract to which any of the Target Companies is a party that provides for payment by any Target Company of amounts in excess of USD 300,000 in consideration of the settlement of any material claims or other disputes, or with any material rights or obligations that remain in effect;

(xiv) Indemnification. Any Contract to which any of the Target Companies is a party with respect to which such Target Company has any indemnification rights or obligations in excess of USD 300,000 that remain in effect;

(xv) Government Authorities. Any Contract to which any of the Target Companies is a party, with any Government Authorities; and

(xvi) Consulting Agreements. Any Contract pursuant to which any individual or person provides consulting services to a Target Company that provides for payment by the Target Company to such person in excess of USD 50,000 in any twelve-month period.

(b) Each Specified Contract is a valid and binding obligation of, and is an enforceable obligation against, the relevant Target Company that is a party thereto (subject in each case to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium, rehabilitation, liquidation, fraudulent conveyance, preferential transfer or similar Laws now or hereafter in effect relating to or affecting creditors’ rights and remedies generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether enforcement is sought in a proceeding in equity or law)), except for such failures to be valid, binding or enforceable as, individually or in the aggregate, that have not had or would not reasonably be expected to have, a Material Adverse Effect. The Target Business is not in default or breach of a Specified Contract.

(c) The Sellers’ Representative has made available to the Purchasers’ Representative prior to the date hereof a true, accurate and complete copy of each Specified Contract, including all amendments and supplements thereto or, in the case of Contracts that are Specified Contracts under Section 3.15(a)(xvi), forms thereof. Each Target Company has performed in all material respects all obligations required to be performed by it under each Specified Contract to which it is a party, and there has been no violation or breach in any material respect of, default under, or claim of such violation, breach or default, by it or, to the knowledge of the Sellers’ Representative, by any other party thereto, under any provision thereof, and no event has occurred which, with or without notice, the passage of time or both, would constitute such a violation or breach in any material respect or default by it, or to the knowledge of the Sellers’ Representative, any other party thereto, under any provision thereof or that would permit modification, acceleration, suspension or termination of any Specified Contract by any party thereto, except in each case as would not reasonably be expected to be material to the Target Companies, taken as a whole. As of the date hereof, none of the Target Companies has received any written notice of a cancellation or termination of or an intent to cancel or terminate any Specified Contract, except in each case as would not reasonably be expected to be material to the Target Companies, taken as a whole.

Section 3.16 Funds and Fund Financial Statements.

(a) (i) Each Fund is duly and validly established, and since January 1, 2010, has been managed and operated by the Company in compliance with applicable Law and (ii) the Company has all approvals and consents, and has made all filings necessary to conduct the respective Fund operations as presently conducted, except, in the case of each of (i) and (ii), as would not, individually or in the aggregate, have or reasonably be expected to have, a Material Adverse Effect.

(b) The Sellers’ Representative has made available to the Purchasers’ Representative copies of the financial statements for each of the Funds listed in Annex 2 (Funds) for its most recent audited fiscal year ended on or prior to December 31, 2011 (the “Fund Financial Statements”). Each of the Fund Financial Statements fairly presents, in all material respects, the financial position of such Fund as of the date thereof and its results of operations for the period then ended in accordance with the accounting standards, guidance or principles indicated in such Fund Financial Statements in each case subject to such limitations, exceptions and qualifications as may be reflected in such financial statements. Since January 1, 2010, the books and records of the Funds have been, and are being, maintained in all material respects in accordance with applicable legal and accounting requirements. No Funds’ independent auditor for fiscal years 2011 or 2012 has resigned or been dismissed as independent public accountants of such Fund as a result of or in connection with any disagreements with the applicable Fund(s) on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c) As of the date hereof, except in the Ordinary Course, there are no outstanding material funding obligations of any kind and no outstanding material obligations (in each case, of the Company or any Fund) to make any additional advances or investments (including any obligation relating to any currency or interest rate swap, hedge or similar arrangement) in respect of any of the Investment Assets of such Fund.

(d) As of the date hereof, except in the Ordinary Course, there are no material outstanding commitments, options, put agreements or other similar arrangements relating to any investments purchased by any of the Funds, including stocks, bonds, puts, calls, options, derivatives (collectively, the “Investment Assets”) of any Fund to which any members of the Purchasers’ Group, the Target Companies or any Fund is subject to upon the applicable Closing.

(e) Each of the Funds has in all material respects good and marketable title in and to all of the Investment Assets it purports to own, free and clear of all Encumbrances (other than Permitted Encumbrances).

(f) There is no indebtedness incurred by the Company or any Fund with respect to the Investment Assets of any Fund.

(g) To the knowledge of the Sellers’ Representatives or the Company, there is no material default or material pending default with respect to (i) any Investment Assets in any of the Funds or (ii) any investment Law limitations applicable to the Company or the Funds or investment guidelines (including any internal investment guidelines) of the Funds.

(h) Since January 1, 2010, no member of the Sellers’ Group has received any written notification or communication from any Government Authority asserting that the Fund is in violation of any applicable Law with respect to any of the Investment Assets of any Fund.

(i) The Virtual Data Room contains true, complete and correct copies of the investment guidelines in effect as of the date hereof for each Fund.

Section 3.17 Insurance. As of the date hereof, the Target Companies maintain the insurance policies and coverages related to the Target Business set forth in Section 3.17 (Insurance) of the Sellers’ Disclosure Letter, and all such policies are in full force and effect. Since January 1, 2012, the Target Companies have not received in writing any notice of cancellation or termination or denial of coverage with respect to any such policy except to the extent such policy has expired and been replaced in the Ordinary Course. As of the date of this Agreement, there are no material outstanding claims related to the Target Business under any insurance policy or default with respect to the provisions in any such policy.

Section 3.18 Transactions with Affiliates. Section 3.18 (Transactions with Affiliates) of the Sellers’ Disclosure Letter sets forth a true, correct and complete list of all loans, leases or other Contracts involving payments in excess of USD 100,000 annually between the Target Business or any of the Target Companies on the one hand, and a member of the Sellers’ Group (except the Target Companies in respect of the Target Business) on the other hand or any director, officer or employee of the Target Companies or the members of the Sellers’ Group (each of the foregoing, a “Related Party”, and each of the foregoing, a “Related Party Contract”). Each Related Party Contract was entered into in the Ordinary Course and upon terms no less favorable to the Target Companies than would be obtainable in a comparable arm’s-length transaction with a person that is not a Related Party.

Section 3.19 Finder’s Fees. Except for Goldman Sachs International Ltd., whose fees will be paid by the Sellers or another member of the Sellers’ Group (other than the Target Companies), there is no other investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Sellers or another member of the Sellers’ Group who would be entitled to any fee or commission from the Sellers or another member of the Sellers’ Group in connection with the transactions contemplated by this Agreement or any other Transaction Document.

Section 3.20 Sufficiency of Assets. At the Closing, the assets, rights and properties of the Target Companies, together with the rights of the Purchasers under the Transaction Documents will, in the aggregate, constitute the assets, rights and properties necessary to conduct the Target Companies substantially in the same manner as conducted in the Ordinary Course prior to the date hereof and as reflected in the Financial Statements.

Section 3.21 Environmental Law. The Target Companies have complied since January 1, 2010, and are currently in compliance with, in each case in all material respects, all applicable Laws relating to the protection of public health or safety (in each case, as they relate to environmental hazards) or the protection of the environment, the violation of which would reasonably be expected to be material to the Target Companies, taken as a whole. There is no legal, administrative, arbitral or other proceeding, claim, action or notice of any nature seeking to impose, or that would reasonably be expected to result in the imposition of, on any Target Company, any liability or obligation of any Target Company with respect to any environmental health or safety matter or any governmental environmental health or safety investigation or remediation activity of any nature arising under applicable Law or under any environmental protection or public health or safety statute, regulation or ordinance, pending or, to the knowledge of the Sellers’ Representative, threatened against any Target Company, in each case to the extent the result of which has had or would reasonably be expected to have a Material Adverse Effect.

Section 3.22 Anti-Bribery and AML Matters. (i) None of the Target Companies has taken any action or failed to take any action that would constitute a violation of any anti-money laundering or similar Laws applicable to them and (ii) none of the Target Companies, nor any of their respective directors, officers or employees (nor, to the knowledge of the Sellers’ Representative, any agent or other persons acting on behalf of the Target Companies) has, directly or indirectly, illegally offered, promised to pay, or authorized the payment of, any money, or offered, given, promised to give, or authorized the giving of, anything of value to any government or similar official, or political party, candidate or official thereof, for purposes of influencing any act or decision of such person or group in its official capacity or inducing such person or group to use its influence with any Government Authority to affect or influence any act or decision of such Government Authority, in order to assist any Target Company in obtaining or retaining business for or with, or directing business to, any person, or otherwise secure an improper advantage (in each case in violation of Law applicable to such Target Company or its Affiliates).

Section 3.23 Technical Reserves; Encaje. The encaje and all technical reserves of the Target Companies including any reserves for payment of benefits in respect of obligations under any and all pensions and insurance contracts written by the Target Companies, (i) were calculated, in all material respects, in accordance with any applicable generally accepted actuarial standards consistently applied throughout the specified period and actuarial assumptions that were in accordance with or more conservative than those called for in the relevant policy and contract provisions, and (ii) are in compliance with requirements of applicable generally accepted accounting principles and applicable Law in all material respects. Notwithstanding anything in this Agreement to the contrary, no member of the Sellers’ Group makes any express or implied representation or warranty with respect to the adequacy or sufficiency of such reserves or as to the future experience or profitability arising from the products in connection with which such reserves are held.

Section 3.24 No Other Representations or Warranties. Except for the representations and warranties contained in this Article III (Representations and Warranties of Sellers), neither the Sellers, nor any other person or member of the Sellers’ Group, makes any other express or implied representation or warranty on behalf of the Sellers’ Group, and the Sellers and the Sellers’ Group disclaim any other representations or warranties, whether made by any Target Companies, any member of the Sellers’ Group or any of their Representatives. No person makes any representations or warranties to the Purchasers regarding the probable success or profitability of the Target Companies.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

The Purchasers’ Representative, on behalf of the Purchasers, represents and warrants to the Sellers’ Representative as of the date hereof and as of the Closing Date (or in the case of representations and warranties that speak of a specified date, as of such specified date), except as Previously Disclosed:

Section 4.1 Organization, Authorization, Enforceability, Non-Contravention.

(a) Organization. Each Purchaser is a corporation or other organization duly organized, validly existing and in good standing (or the equivalent, if any, in the applicable jurisdiction) under the Laws of its respective jurisdiction of incorporation or organization and has the requisite corporate or other organizational power to conduct its business as presently conducted in all material respects.

(b) Corporate Authorization. Each member of the Purchasers’ Group that is a party to this Agreement or any other Transaction Document has full corporate power and authority to execute and deliver the Transaction Documents to which it is a party and to perform its obligations hereunder and thereunder and to consummate (or to cause the consummation of) the transactions contemplated hereby and thereby. The execution, delivery and performance of each of the Transaction Documents to which any member of the Purchasers’ Group is a party have been duly and validly authorized by all necessary corporate action on the part of such member(s) of the Purchasers’ Group and no other action on the part of such member(s) of the Purchasers’ Group is necessary to authorize the execution and delivery of this Agreement and the other Transaction Documents.

(c) Binding Effect. This Agreement has been, and the other Transaction Documents will be at the Closing, duly executed and delivered by the members of the Purchasers’ Group that are (or are contemplated to be) party thereto. This Agreement is, and the other Transaction Documents to which a member of the Purchasers’ Group is a party, when executed and delivered by such member(s) of the Purchasers’ Group, will be, legal, valid and binding obligations of such member(s) of the Purchasers’ Group enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles.

(d) Non-Contravention. The execution, delivery and performance of this Agreement and the other Transaction Documents to which any member of the Purchasers’ Group is contemplated to be a party by such member(s) of the Purchasers’ Group, and the consummation by such member(s) of the Purchasers’ Group of the transactions contemplated hereby and thereby, will not (i) violate or conflict with any provision of the certificate of incorporation, or by-laws or other organizational documents of such member(s) of the Purchasers’ Group; (ii) violate or conflict with any Law or Permit applicable to such member(s) of the Purchasers’ Group (assuming the receipt of the Purchasers’ Required Approvals); or (iii) result in any breach of, or constitute a default (or event which, with the giving of notice or the lapse of time, would constitute a default) under, or give any person any rights of termination, acceleration or cancellation of, or result in the creation of any Encumbrance (other than Permitted Encumbrances) on any of the assets, properties or capital stock of any Purchaser, pursuant to any Contract or Government Order to which a Purchaser is a party, except as, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults, terminations, accelerations, cancellations or creations that, individually or in the aggregate, has not and would not be reasonably expected to prevent, materially impair or delay the Purchasers’ Representative ability to consummate the transactions contemplated hereby and by the other Transaction Documents.

Section 4.2 Financing. The members of the Purchasers’ Group collectively have at the date hereof and will have at the Launch Date, and the Share Purchaser(s) will have as of the Administrator Payment Date and the Closing, funds sufficient to pay, in Dollars, the amounts required to be paid under this Agreement at the Closing and (to the extent the Administrator Payment Date occurs on a date other than the Closing Date) on the Administrator Payment Date, and to pay all related fees and expenses, including any Transfer Taxes required to be paid hereunder (if any). The Purchasers acknowledge that their obligations to consummate the Transactions are not subject to or conditioned on the receipt of any third-party financing.

Section 4.3 Approvals. Other than in connection with the Antitrust Laws and other Laws, in each case, set forth in Section 4.3 (Approvals) of the Purchasers’ Disclosure Letter (collectively, the “Purchasers’ Required Approvals”), no member of the Purchasers’ Group is required to (w) obtain any authorization, waiver, consent or approval of, (x) make any filing or registration with, (y) give any notice to any Government Authority in connection with or as a condition to the execution, delivery and performance by such member of the Purchasers’ Group of this Agreement, the other Transaction Documents and the transactions contemplated hereby and thereby. Where the Purchasers’ Required Approvals require that a Purchaser meet certain qualifications (including the non-exhaustive list of qualifications set forth in Annex 9 (Certain Purchaser Qualifications)), to the knowledge of the Purchasers’ Representative, such Purchaser meets such qualifications, and, as of the date of this Agreement, no Purchaser has knowledge of any reason why all Purchasers’ Required Approvals and any other authorizations shall not be received within the time periods contemplated by this Agreement in order to permit the timely consummation of the transactions contemplated hereby.

Section 4.4 Finder’s Fees. Except for Bank of America Merrill Lynch, whose fees will be paid by the Purchasers or another member of the Purchasers’ Group, there is no other investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Purchasers or another member of the Purchasers’ Group who would be entitled to any fee or commission from the Purchasers or another member of the Purchasers’ Group in connection with the transactions contemplated by this Agreement or any other Transaction Document.

Section 4.5 No Litigation. There is no legal or arbitral proceeding, or civil, criminal or administrative action, suit, demand, claim, hearing, judgment, proceeding or disclosed (in writing) investigation by any person pending or, to the Purchasers’ Representative’s knowledge, threatened against or relating to the Purchasers that would prevent, materially impair or delay the ability of the Purchasers to consummate the transactions contemplated hereby or under the Transaction Documents.

Section 4.6 Securities Act. The Purchasers are acquiring, directly or indirectly, all of the securities of the Target Companies solely for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof in violation of the Securities Act or other similar applicable Law. The Purchasers acknowledge that other than the Company Shares (which are registered under the Securities Act and the Chilean Securities Market Law) such securities are not registered under the Securities Act or any applicable state or foreign securities Law, and that such securities may not be transferred, sold or otherwise disposed of except pursuant to the registration provisions of the Securities Act or pursuant to an applicable exemption therefrom and pursuant to other securities Laws and regulations, as applicable.

Section 4.7 Due Diligence by Purchasers. The Purchasers acknowledge that they have conducted to their satisfaction an independent investigation of the Target Business and the Target Companies in making the determination to proceed with the transactions contemplated hereunder and under the Transaction Documents and have relied solely on the results of their own independent investigation and the representations and warranties in Article III (Representations and Warranties of Sellers) and not on any other representation or warranty in connection with the Target Companies and the transactions contemplated by this Agreement. The Purchasers have, among other things, had full access to the Virtual Data Room from September 26, 2012 to November 9, 2012, and from December 14, 2012 to the date hereof, and received the Sellers’ Disclosure Letter. The representations and warranties of the Sellers in Article III (Representations and Warranties of Sellers) constitute the sole and exclusive representations and warranties of the Sellers to the Purchasers in connection with the transactions contemplated by this Agreement, and the Purchasers understand, acknowledge and agree that, except as set forth in Article III (Representations and Warranties of Sellers), all other representations and warranties of any kind or nature expressed or implied are specifically disclaimed by the Sellers and the Sellers make or provide no other warranty or representation, and the Purchasers are not relying on, and hereby waive, any other warranty or representation, in each case, express or implied, as to the quality, merchantability, fitness for a particular purpose or condition of the Target Business or any part thereto.

Section 4.8 Tax Residence. None of the Purchasers are organized under the laws of or otherwise treated for Tax purposes as resident in any country or territory identified in the Real Decreto 1080/1991, as amended.

Section 4.9 No Other Representations or Warranties. Except for the representations and warranties contained in this Article IV (Representations and Warranties of Purchasers), neither the Purchasers’ Representative nor any other person makes any other express or implied representation or warranty on behalf of the Purchasers’ Representative.

ARTICLE V

COVENANTS

Section 5.1 Conduct of the Target Business.

(a) The Sellers undertake to procure that, between the date hereof and the Closing Date, the Target Companies (except in each case (A) as referred to in Section 5.2 (Exceptions) or (B) to the extent that the Sellers or the Target Companies provide advance written notice to the Purchasers’ Representative and the Purchasers’ Representative consents in writing or fails to respond to such notice within ten (10) Business Days of delivery of such notice (which failure shall be deemed to be consent), it being understood that notwithstanding the foregoing the Purchasers’ Representative shall use commercially reasonable efforts to respond to such requests within five (5) Business Days of receipt thereof) shall (x) carry on the Target Business in the Ordinary Course, and preserve substantially intact their respective business organizations and to maintain business relationships in the Ordinary Course, and (y) ensure that the Target Companies shall not:

(i) amend any provision of the organizational documents (including any document that establishes legal existence or that governs the internal affairs of a Target Company), or any term of any outstanding securities issued by any Target Company, except as may be required by a Government Authority pursuant to applicable Law;

(ii) sell, pledge, transfer, dispose of, encumber in any way (other than Permitted Encumbrances), create, allot or issue, redeem, split, combine, subdivide or otherwise reclassify or grant an option to subscribe for, any share capital of or any interest in, or securities issued by, any Target Company;

(iii) acquire any assets of, or any shares or other interests in, any company, partnership or other venture, other than in the Ordinary Course, or merge or consolidate any Target Company with any person, or adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of any Target Company;

(iv) reduce any of the fees charged as of the date hereof by the Target Companies to its customers;

(v) (A) declare or pay any dividend or make any other distribution to its shareholders whether or not upon or in respect of any share capital in any Target Company of its capital stock, other than (w) regular cash dividends in respect of fiscal year 2012 profits (and with respect to any October 2013 interim dividend, solely in respect of 2013 profits of the Target Companies earned prior to the Balance Sheet Date), at times and with payout ratios consistent with past practice, declared and paid prior to the Balance Sheet Date, (x) regular cash Post-Balance Sheet Date Dividends in respect of fiscal year 2012 profits (and with respect to any October 2013 interim dividend, solely in respect of 2013 profits of the Target Companies earned prior to the Balance Sheet Date), at times and with payout ratios consistent with past practice, (y) Minority Interest Dividends (it being understood that such dividend(s) may take the form of interim dividends in respect of 2013 profits or dividends of retained earnings, in each case in accordance with applicable Law and applicable accounting rules), or (z) the dividend(s) to be paid under Section 2.4(b) (Net Debt Statement; Net Debt Dividend) above (it being understood that such dividend(s) may take the form of interim dividends in respect of 2013 profits or dividends of retained earnings, in each case in accordance with applicable Law and applicable accounting rules), or (B) declare any dividend or make any other distribution to its shareholders whether or not upon or in respect of any share capital in any Target Company of its capital stock that will be paid after the date that is five (5) Business Days prior to the Closing Date;

(vi) incur or assume any indebtedness, other than (x) prior to or on the Balance Sheet Date, any short-term indebtedness in the Ordinary Course for working capital purposes, and (y) after the Balance Sheet Date, any short-term indebtedness in the Ordinary Course for working capital purposes in excess of USD 500,000 at any given time on an aggregate basis for all Target Companies, or pay, repay, discharge, purchase, repurchase or satisfy any indebtedness issued or guaranteed by any Target Company, except to the extent required by the terms thereof or modify the terms of any indebtedness (except to the extent the Target Companies would otherwise not be restricted from incurring or assuming such indebtedness by this Section 5.1(a)(vi));

(vii) permit or allow any material assets of any Target Company to become subject to any Encumbrance other than a Permitted Encumbrance;

(viii) sell, lease, license or otherwise dispose of any of its assets, except for transactions made in connection with investments in its Ordinary Course and in compliance with pre-existing investment guidelines;

(ix) change any of its material accounting, hedging, investing, underwriting, actuarial or, pricing, or marketing policies, practices, methods or policies (including reserve methods, practices or policies), or policies with respect to sales agents, employed with respect to the Target Companies (in each case, if any), except as is required as a result of a change in International Financial Reporting Standards;

(x) terminate or fail to use reasonable best efforts to renew or preserve the validity of any Permits material to the Target Companies;

(xi) make or change any Tax election, settle or compromise any claim, notice, audit report or assessment in respect of Taxes, change any annual Tax accounting period, adopt or change any method of Tax accounting, file any amended Tax return, enter into any private letter ruling, closing agreement or similar ruling or agreement with respect to Taxes with any Tax Authority, surrender any right to claim a Tax refund or Tax credit or consent to any extension or waiver of the statute of limitations period applicable to any Tax claim or assessment, or take any other similar action with respect to Taxes outside the Ordinary Course, in each case if such action would increase the Tax liability of any of the Target Companies for any Tax period, or the portion of any Straddle Period, that begins after the Closing Date or materially reduce any Tax attribute of the Target Companies;

(xii) settle or compromise any pending or threatened claim, litigation or other proceeding, other than settlements involving solely monetary damages or monetary compensations in an amount that, individually or in the aggregate, does not exceed USD 300,000;

(xiii) hire, or terminate the employment of, except for any of the causes contemplated in Article 160 of the Chilean Labor Code, any individual who is at the senior executive or officer level or above, it being understood, for these purposes, that any person (including any person at the manager (gerentes) level) receiving a base annual salary in excess of USD 125,000 is a senior executive or officer;

(xiv) (A) terminate, except for any of the causes contemplated in Article 160 of the Chilean Labor Code, the employment of any Employee who has entered into a retention agreement or arrangement with the Target Companies and/or Sellers’ Representative, (B) transfer any Employee out of the Target Companies or (C) transfer any individual in to the Target Companies;

(xv) adopt, enter into, amend, terminate or extend any labor agreement, union contract or collective bargaining agreement or other work rules or related agreements or arrangements with any labor union or other organization representing any Employee without complying fully with Section 5.12(f) (Employee and Retirement Benefit Arrangements) below;

(xvi) permit any insurance policy held by it or any member of the Sellers’ Group and naming it as a beneficiary or a loss payable payee to be cancelled or terminated without notice to the Purchasers, except policies which are replaced without diminution of or gaps in coverage;

(xvii) permit any Fund to pay, repurchase, discharge or satisfy any of its claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction of claims, liabilities or obligations reflected or reserved against in, or contemplated by, the Fund Financial Statements or incurred in the Ordinary Course since the date of reference of the Fund Financial Statements;

(xviii) enter into, terminate or amend or modify any of its Specified Contracts or waive, release or assign any material rights or material claims thereunder (in each case, in a manner that is materially adverse to the Target Business), other than in the Ordinary Course;

(xix) (A) establish, adopt, enter into or amend any Retirement Benefit Arrangement or Benefits Plan, (B) pay any bonus or make any profit sharing or similar payment to Employees that is not in accordance with the terms of the Retirement Benefit Arrangements or Benefits Plans listed in Section 3.11(a) (Retirement Benefit Arrangements and Benefits Plans) of the Sellers’ Disclosure Letter or in the Ordinary Course or (C) increase the amount of the wages, salary, commission opportunities, fringe benefits or other compensation (including equity-based compensation, whether payable in stock, cash or other property) or remuneration payable to, any of the Employees (except that the Target Companies: (1) may provide routine, reasonable salary increases to Employees in the Ordinary Course in connection with the Target Companies’ customary employee review process; and (2) may renew or amend Retirement Benefit Arrangements or Benefits Plans to the extent required by the terms thereof or by applicable Law);

(xx) make any loans or advances (other than advances to employees or consultants in the Ordinary Course) to any other person, or, except as part of the investment portfolio, make capital contributions to, or investments in, any other person;

(xxi) make or authorize any capital expenditure, other than capital expenditures in the Ordinary Course that do not, individually or in the aggregate, exceed USD 500,000 with respect to each Target Company;

(xxii) with respect to any Fund, amend, or grant or permit any waiver or deviation from, its investment guidelines (regardless of whether such amendment, waiver or deviation is permitted by its investment guidelines), or make any investment other than in compliance with its investment guidelines;

(xxiii) except in the Ordinary Course, grant or acquire, or agree to grant or acquire, any material Intellectual Property, or dispose of or permit to lapse any rights to any material Intellectual Property owned by a Target Company;

(xxiv) acquire or agree to acquire any material lease or sublease interest in any real property, or exercise any termination option in a material lease or sublease interest in real property held by any Target Company as of the date hereof; or

(xxv) authorize any of, or agree to take, whether in writing or otherwise, any of the foregoing actions.

(b) The Purchasers’ Representative will, promptly following the date of this Agreement, designate two (2) individuals from either of whom the relevant Sellers may seek approval (by email being sufficient) to undertake any actions not permitted to be taken under this Section 5.1 (Conduct of the Target Business), which individuals shall use their commercially reasonable efforts to respond promptly to any such request for approval from Seller (by email being sufficient).

(c) The Sellers undertake to take all such actions as are required by Law to ensure that, from the date hereof until the Closing Date, the encaje of the Target Companies shall be funded in accordance with all applicable statutory or regulatory requirements imposed by the Superintendence of Pensions and the SVS.

Section 5.2 Exceptions. Notwithstanding anything to the contrary in Section 5.1 (Conduct of the Target Business), no member of the Sellers’ Group shall be required to obtain the Purchasers’ Representative’s consent in relation to any of the following:

(a) any matter required by Law;

(b) the implementation of any transaction or the taking of any action specifically permitted under any Transaction Document (including the implementation of the Pre-Closing Reorganization Transactions in accordance with the terms set forth in the Agreement);

(c) any matter Previously Disclosed pursuant to clause (i) of the definition thereof;

(d) subject to applicable Law, dividends or distributions of cash from any Target Company (including to members of the Sellers’ Group) prior to the Balance Sheet Date solely to the extent expressly permitted pursuant to Section 5.1(a)(v) (Conduct of the Target Business) above; and

(e) with respect to the Funds, any matter or action required to comply with fiduciary obligations.

Section 5.3 Cooperation.

(a) The Sellers’ Representative and the Purchasers’ Representative shall cooperate, and the Sellers’ Representative shall cause the other members of the Sellers’ Group to, and the Purchasers’ Representative shall cause the other members of the Purchasers’ Group to, use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to satisfy the conditions set forth in Article VI (Conditions to Launch of Offer and Closing) and to consummate and make effective the transactions contemplated by this Agreement as promptly as reasonably practicable, including on the part of the Sellers and the Purchasers, preparing and publishing or filing, as applicable, all documentation (including any Tender Offer Documents) to effect all necessary notices, reports and other filings and to obtain as promptly as practicable, all consents, registrations, approvals, waivers, orders, interpretive guidance, exemptions, permits and authorizations necessary to be obtained from any Government Authority, including, but not limited to, those indicated in Section 3.8 (Approvals) of the Sellers’ Disclosure Letter, and those indicated in Section 4.3 (Approvals) of the Purchasers’ Disclosure Letter, in order to consummate the transactions contemplated by this Agreement (including with respect to the Purchasers’ Representative, in the event that an approval in respect of Item 3 of Annex 5 (Required Government Authority Approvals) is required but has not been obtained by the date on which all other Minimum Required Approvals have been obtained, offering to sell, divest, exclude from the transaction or hold separate the Company’s interest in AFC (the “AFC Restructuring”) and implementing, or permitting and cooperating with the Sellers’ Representative to implement, the AFC Restructuring; provided that none of the parties or the Target Companies shall be required to conduct an auction process in connection with such AFC Restructuring); provided, however, that each of the Sellers’ Representative and the Purchasers’ Representative agree to reasonably consult with each other in advance of any initial publication or filing, as applicable, for any such notice, report or filing in respect of consents, registrations, approvals, waivers, orders, interpretive guidance, exemptions, permits and authorizations, as applicable, and agree to consider and reasonably take into account the views of the other in connection with such publication or filing. Without limiting the generality of the foregoing, each of the Sellers’ Representative and the Purchasers’ Representative shall, and Sellers’ Representative shall cause the other members of the Sellers’ Group to, and the Purchasers’ Representative shall cause each member of the Purchasers’ Group to, make as promptly as reasonably practicable (and, except with respect to the Tender Offer Documents, in no event later than thirty (30) calendar days after the date hereof), all publications, filings and submissions (including for the avoidance of doubt, unless such approval is not required, the publications, filings and submissions to obtain the approval listed in Item 3 of Annex 5 (Required Government Authority Approvals)) required under any applicable Law in connection with this Agreement, the other Transaction Documents and the transactions contemplated hereby or thereby (and provide drafts of such filings to the other party promptly and in no event later than fifteen (15) calendar days after the date hereof), and publish or file, as applicable, promptly any additional information requested under any applicable Law in connection with the transactions contemplated by this Agreement or the other Transaction Documents, after receipt of the request therefor.

(b) Without limiting the generality of this Section 5.3 (Cooperation), the Sellers’ Representative and the Purchasers’ Representative shall reasonably cooperate with each other and shall each furnish to the other all information reasonably necessary or desirable in connection with making any publication, application or other filing (including with respect to any Tender Offer Documents) required to be made pursuant to any Law, and in connection with resolving any investigation or other inquiry by any Government Authority under any Laws, in each case, with respect to the transactions contemplated by this Agreement and the other Transaction Documents. Each of the Sellers’ Representative and the Purchasers’ Representative shall as promptly as reasonably practicable inform the other, of any communication with, and any proposed understanding, undertaking or agreement with, any Government Authority regarding any such publications or filings. The Sellers’ Representative and the Purchasers’ Representative shall consult and reasonably cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any member of the Sellers’ Group or the Purchasers’ Group in connection with all meetings, actions and proceedings under or relating to any Laws in connection with the transactions contemplated by this Agreement and the other Transaction Documents (including, with respect to making a particular publication or filing, by providing copies of all such documents (redacted as necessary to address reasonable confidentiality concerns) to the other party and their Representatives prior to such publishing or filing, giving due consideration to all reasonable additions, deletions or changes suggested in connection therewith).

(c) Notwithstanding anything to the contrary contained in this Agreement, neither the Purchasers’ Representative nor any member of the Purchasers’ Group shall be obligated to take or refrain from taking, or to agree to take or refrain from taking, any action, or to suffer to exist any condition, limitation, restriction or requirement that, individually or in the aggregate with any other actions, conditions, limitations, restrictions or requirements would or would reasonably be expected to result in a Burdensome Condition, or to litigate or initiate any claim or pursue any litigation or administrative appeal or equivalent procedure against any Government Authority. Upon becoming aware that any Government Authority has imposed or intends to impose a Burdensome Condition, the Purchasers’ Representative shall promptly notify the Sellers’ Representative and provide the Sellers’ Representative with such further detail as it may reasonably request, including a copy of any writing submitted to or received from the applicable Government Authority, and the Purchasers’ Representative shall, in consultation with the Sellers’ Representative, use its reasonable best efforts (subject to limitations set forth in the immediately preceding sentence) to avoid the imposition of (or, if imposed, the lifting of) any such Burdensome Condition including by providing additional information and making additional filings, notices or submissions reasonably requested by the relevant Government Authority and by requesting and attending meetings with the relevant Government Authority in respect thereof, and by seeking to persuade the relevant Government Authority to not impose (or, if imposed, lift) such Burdensome Condition. To the extent that, in connection with any individual Minimum Required Approval or the Minimum Required Approvals in the aggregate, a Capital Condition in an amount no greater than fifty million Dollars (USD 50,000,000) (or the Chilean peso equivalent thereof) is imposed by a Government Authority, the Purchasers’ Representative shall contribute such amount in full as, when and in the manner required. To the extent that, in connection with any individual Minimum Required Approval or the Minimum Required Approvals in the aggregate, a Capital Condition in an amount greater than fifty million Dollars (USD 50,000,000) (or the Chilean peso equivalent thereof) but no greater than seventy-five million Dollars (USD 75,000,000) (or the Chilean peso equivalent thereof) is imposed by a Government Authority notwithstanding the procedures required by this paragraph, the Purchasers’ Representative shall promptly notify the Sellers’ Representative of such fact (providing the Sellers’ Representative with a copy of any writing to or from such Government Authority in respect of such requirement) and of the aggregate amount by which such Capital Condition amount exceeds fifty million Dollars (USD 50,000,000) (or the Chilean peso equivalent thereof) (such excess, the “Excess Contribution Amount”), and the Sellers’ Representative shall have the right within ten (10) Business Days of the receipt of such notice to elect, by delivering a written notice to the Purchasers’ Representative, that the Cash Dividend Amount shall be reduced by an amount equal to such Excess Contribution Amount (the “Dividend Reduction Amount”).

(d) The Purchasers’ Representative and the Sellers’ Representative shall keep each other apprised of the status of matters relating to completion of the Transactions, including promptly furnishing the other with copies of any material notices or other communications received by a member of the Purchasers’ Group or the Sellers’ Group (as the case may be) or, to its knowledge, its Representatives from any Government Authority with respect to the transactions contemplated by this Agreement, in each case to the extent permitted by applicable Law. The Purchasers’ Representative and the Sellers’ Representative shall give prompt notice to each other of any development or combination of developments that, individually or in the aggregate, is reasonably likely to prevent, materially delay or materially impair its ability to consummate the transactions contemplated by this Agreement, including the failure of a condition in Article VI (Conditions to Launch of Offer and Closing); provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

(e) Except as contemplated by Section 6.4 (Deferral of Launch of Offer), neither the Purchasers’ Representative nor any member of the Purchasers’ Group shall be required under this Section 5.3 (Cooperation), to take or refrain from taking, or agree to take or refrain from taking, any action adverse to it, or to suffer to exist any condition, limitation, restriction or requirement adverse to it in connection with any notices, reports and other filings, consents, registrations, approvals, waivers, orders, interpretative guidance, exemptions, permits or authorizations required to be filed with, or obtained from, any Government Authority arising from or in connection with any Pre-Closing Reorganization Transaction, it being understood that the payment of any amount in connection with the foregoing by a member of the Purchasers’ Group shall be “adverse to it” for purposes of this Section 5.3(e) except to the extent that the Sellers’ Representative promptly reimburses the applicable member of the Purchasers’ Group for such amount.

(f) The Sellers’ Representative and the Purchasers’ Representative shall, and shall cause members of the Sellers’ Group (in the case of the Sellers’ Representative) and the Purchasers’ Group (in the case of the Purchasers’ Representative), to use commercially reasonable best efforts to, as promptly as practicable following the date hereof, obtain such waivers, consents, approvals and authorizations pursuant to the terms of Contracts to which any member of the Sellers’ Group or any Target Company is a party as the Purchasers’ Representative (acting reasonably) deems necessary or advisable in connection with the consummation of the transactions contemplated hereby and by the other Transaction Documents. Any out-of-pocket costs consent fees or similar costs incurred and paid to the relevant Contract counterparty in connection with obtaining such waivers, consents, approvals and authorizations set forth in this Section 5.3(f) shall be borne in equal portions by the Sellers’ Representative and the Purchasers’ Representative and each of the Sellers’ Representative and the Purchasers’ Representative shall reimburse the Purchasers’ Representative or the Sellers’ Representative, as applicable, for its portion of any such documented out-of-pocket costs incurred by the other party promptly upon written request thereof by such incurring party.

Section 5.4 Pre-Closing Reorganization Transactions.

(a) The Purchasers’ Representative acknowledges and agrees that between the date hereof and the earlier of the Launch Date and the Deferral End Date, the Sellers’ Group will effect the Pre-Closing Reorganization Transactions as set forth in Annex 4 (Pre-Closing Reorganization Transactions) (the “Pre-Closing Reorganization Transactions”), except, solely with respect to the NewCo Restructuring, if Sellers’ Representative does not (or is not permitted to) deliver a NewCo Notice.

(b) The Sellers’ Group shall bear all costs, liabilities and expenses incurred in connection with the Pre-Closing Reorganization Transactions. The Sellers’ Representative agrees to keep the Purchasers’ Representative reasonably informed on a regular basis regarding the timing and actions made in connection with the Pre-Closing Reorganization Transactions (including the NewCo Restructuring); provided that Sellers’ Representative shall not take any steps in connection with any Pre-Closing Reorganization Transactions that are inconsistent with Annex 4 (Pre-Closing Reorganization Transactions) without Purchasers’ Representative’s prior written consent.

Section 5.5 Access and Information.

(a) From the date hereof until the Closing, subject to applicable Law, the Sellers’ Representative shall and shall cause any other relevant members of Sellers’ Group to afford the Purchasers’ Representative, subject to any contractual restrictions, reasonable access during normal business hours upon reasonable advance notice to the assets, books and records, offices and other facilities of the Target Business and senior management of the Target Companies, in each case, to the extent reasonably required by the Purchasers’ Representative to ensure an orderly and efficient transition of the Target Business to the Purchasers and to prepare for the launch of the Offer and the Closing; provided, however, that in no event shall the Purchasers’ Group have access to any information that (x) relates solely to a part of the business of the Sellers’ Group or its subsidiaries that are not being transferred pursuant to this Agreement, (y) based on advice of Sellers’ outside counsel, or in Sellers’ reasonable determination, would violate applicable Law or fiduciary standards, or could reasonably be expected to destroy any legal privilege or (z) in the reasonable judgment of any member of the Sellers’ Group could violate any obligation of the Sellers’ Group with respect to confidentiality (provided that the Sellers’ Representative shall, and shall cause such member of the Sellers’ Group to, use its reasonable best efforts to narrow any such confidentiality obligation or to obtain a waiver or consent from such third party so as to allow disclosure to the Purchasers as set forth herein). Notwithstanding anything to the contrary in this Section 5.5 (Access and Information), the Purchasers’ Representative shall have the right to review, and shall have reasonable access to, ledgers, sub ledgers and other relevant books and records of the Target Companies and all relevant work papers and relevant supporting documentation prepared by the Sellers’ Representative or any member of the Sellers’ Group (including the Target Companies) or their accountants in connection with the preparation of the Net Debt Statement, each Draft Net Debt Statement, and each calculation of Company Salary Mass contemplated by this Agreement (subject, in the case of independent accountants of the Sellers’ Group, to the appropriate members of the Purchasers’ Group executing customary confidentiality and hold harmless agreements relating to access to such working papers in form and substance reasonably acceptable to such independent accountants), as well as to relevant personnel of Sellers’ Representative or any members of the Sellers’ Group (including relevant personnel of the Target Companies) which Purchasers’ Representative may reasonably request in connection with its review of the information contemplated herein. All information received pursuant to this Section 5.5(a) (Access and Information) shall be governed by the terms of the Confidentiality Agreement.

(b) The Purchasers’ Representative shall not, and shall ensure that none of the Purchasers nor any member of the Purchasers’ Group shall prior to the Closing contact specifically in connection with or with respect to the Transactions (i) any institutional or government client or customer of the Target Companies or (ii) any joint venture partners of the Target Companies (in the case of each of (i) and (ii)), without (x) the prior written consent of the Sellers’ Representative and (y) the involvement in each case of the Sellers’ Representative or its Representatives, on such terms and conditions as the Sellers’ Representative may reasonably specify from time to time; provided, that nothing herein shall limit or restrict the ability of any member of the Purchasers’ Group to conduct its business in the ordinary course.

(c) Following the Closing, to the extent permitted by applicable Law, the Purchasers’ Representative agrees to provide (or cause the relevant members of the Purchasers’ Group to provide) the Sellers’ Representative with all necessary access to all books and records and other documents that it acquires pursuant to this Agreement and to its assets, properties and Representatives, in each case, to the extent that such access is reasonably required by any member of the Sellers’ Group to (w) defend or prosecute any judicial, arbitral or regulatory proceeding, audit or investigation to which any Sellers’ Group member is a party and which relates to the business and affairs of the Pensions Business Unit prior to the Closing, (x) prepare financial statements or regulatory filings of the Sellers’ Group in respect of periods ending on or prior to the Closing Date, or (y) comply with the terms of this Agreement, any other Transaction Document, any applicable Law or request of any Government Authority; provided that in the case of any confidential information of the Purchasers or any member of the Purchasers’ Group that is provided to the Sellers, the provision of such information to the Sellers’ Group and its Representatives is subject to the Sellers’ Group and its Representatives agreeing to maintain the confidentiality of such information; and provided further, that neither the Purchasers’ Representative nor any member of the Purchasers’ Group shall be required to provide such access (i) to commercially-sensitive proprietary information of the Purchasers’ Group to the extent it is not related to the Target Business (provided that a copy of the requested information with any such commercially-sensitive portions redacted is provided to the Sellers’ Group) or (ii) to the extent that doing so would violate applicable Law or an obligation of confidentiality of a member of the Purchasers’ Group owing to a third party or would reasonably be expected to result in the loss of attorney client privilege (provided that in the case of a confidentiality obligation, the Purchasers’ Representative shall, and shall cause such member of the Purchasers’ Group to, use its reasonable best efforts to narrow any such confidentiality obligations or to obtain a waiver or consent of such third party so as to allow disclosure to the Sellers as set forth herein). The Purchasers’ Representative agrees to (or to cause the relevant members of the Purchasers’ Group to) retain and preserve all books and records and all other documents that it or they acquire pursuant to this Agreement, in compliance with all applicable Law, for at least six (6) years following the Final Closing Date.

(d) In order to facilitate the review of the Net Debt Statement by the Purchasers’ Representative, on or as promptly as practicable after the seventh (7th) Business Day of each month (and until the Net Debt Statement has been delivered), the Sellers’ Representative shall deliver to the Purchasers’ Representative for its review a draft Net Debt Statement (each a “Draft Net Debt Statement”), assuming (x) the Balance Sheet Date would be the last Business Day of the immediately preceding month and (y) the Launch Date would be 30 calendar days following the date of delivery of such Draft Net Debt Statement. Each Draft Net Debt Statement shall be prepared in accordance with the principles set out in Section 2.4(a) (Net Debt Statement; Net Debt Dividend). The Purchasers’ Representative will promptly inform the Sellers’ Representative of any questions or comments it has in respect of the Draft Net Debt Statement, and the Purchasers’ Representative and the Sellers’ Representative shall discuss and attempt to resolve in good faith, on an ongoing basis any reasonable questions or issues raised by the Purchasers’ Representative with respect to the contents of each Draft Net Debt Statement for ten (10) Business Days (unless the parties agree to extend such period including in light of issues or questions remaining at the end of such period) following the delivery of such Draft Net Debt Statement. Any such questions, comments or issues discussed among the Purchasers’ Representative and the Sellers’ Representative and their respective advisors shall be without prejudice to any rights or remedies that the parties may have hereunder with respect to objections to any item of the Net Debt Statement.

Section 5.6 Confidentiality.

(a) Subject to Section 5.7 (Announcements) and Section 5.6(b) (Confidentiality), (i) each of the parties shall treat as strictly confidential and not disclose or use any information received or obtained as a result of entering into this Agreement (or any agreement entered into pursuant to this Agreement) which relates to: (A) the provisions of this Agreement and any agreement entered into pursuant to this Agreement, or (B) the negotiations relating to this Agreement (and any such other agreement), (ii) the Sellers’ Representative shall and shall procure that each member of the Sellers’ Group shall treat as strictly confidential and not disclose or use any information (including any Trade Secrets), relating to the business, financial or other affairs (including future plans and targets) of the Purchasers’ Group (including, following the Closing, the Pensions Business Unit), and (iii) the Purchasers’ Representative shall, and shall procure that each member of the Purchasers’ Group (including, following the Closing, the Pensions Business Unit) shall, treat as strictly confidential and not disclose or use any information (including any Trade Secrets) relating to the business, financial or other affairs (including future plans and targets) of the Sellers’ Group (including, prior to the Closing, the Pensions Business Unit).

(b) Paragraph (a) of this Section 5.6 (Confidentiality) shall not prohibit disclosure or use of any information if and to the extent: (i) the disclosure or use is required by Law, any regulatory body or any recognized stock exchange on which the securities issued by any member of the Sellers’ Group or the Purchasers’ Group are listed (including where this is required as part of any actual or potential offering, placing and/or sale of securities of any member of the Sellers’ Group or the Purchasers’ Group), (ii) the disclosure or use is required for the purpose of any judicial proceedings arising out of this Agreement or any other agreement entered into under or pursuant to this Agreement or the disclosure is made to a Tax Authority in connection with the Tax affairs of the disclosing party (or any subsidiary or holding company), (iii) the disclosure is made to professional advisers of any party to this Agreement on a need to know basis and on terms that such professional advisers undertake to comply with the provisions of Section 5.6(a) (Confidentiality) in respect of such information as if they were a party to this Agreement, (iv) the information is or becomes publicly available (other than by breach of this Agreement), (v) the disclosure is of reasonable and customary information to a ratings agency on a confidential basis in connection with such ratings agency’s evaluation of the credit rating of a member of the Purchasers’ Group, (vi) in the case of disclosure or use by any member of the Sellers’ Group, the Purchasers’ Representative has given prior written approval to the disclosure or use and in the case of disclosure or use by any member of the Purchasers’ Group, the Sellers’ Representative has given prior written approval to the disclosure or use, or (vii) in the case of disclosure or use by any member of the Purchasers’ Group, the information relates wholly to the Target Companies and is independently developed after the Closing; provided that prior to disclosure or use of any information pursuant to (i) above, the Sellers’ Representative or the Purchasers’ Representative, as the case may be, shall, to the extent permitted by Law and any applicable Government Authority or stock exchange, promptly notify the other of such requirement with a view to providing it with the opportunity to contest such disclosure or use or otherwise to agree the timing and content of such disclosure or use.

Section 5.7 Announcements. Except with respect to the Tender Offer Documents which shall be subject to Section 5.13 (The Offer), no member of either the Purchasers’ Group or Sellers’ Group shall, and they shall cause the other members of the Purchasers’ Group and the Sellers’ Group, respectively, not to, issue any press release or make any written public announcement relating to the subject matter of this Agreement prior to the Closing Date (or on the Closing Date, prior to the public announcement of the Closing) without the prior review and written approval of (in the case of any press release or written public announcement by a member of the Purchasers’ Group) the Sellers’ Representative or (in the case of any press release or written public announcement by a member of the Sellers’ Group) the Purchasers’ Representative; provided, however, that the foregoing shall not prohibit such disclosure if required by Law, any Government Authority, any regulatory body or any recognized stock exchange on which the shares of any member of the Sellers’ Group or the Purchasers’ Group are listed (in which case the Representative of the disclosing party (being either the Sellers’ Representative or the Purchasers’ Representative, as applicable) will use its commercially reasonable efforts to consult with the Representative of the other party (being the other of the Sellers’ Representative or the Purchasers’ Representative, as applicable) before making the disclosure and to allow such other party’s Representative to review the text of the disclosure before it is made).

Section 5.8 Insurance. With respect to the Target Business, Sellers’ Representative shall keep, or cause to be kept, all insurance policies listed in Section 3.17 (Insurance) of the Sellers’ Disclosure Letter or suitable replacements therefor, in full force and effect through the close of business on the Closing Date. Any and all additional insurance policies maintained with respect to the Target Companies and their assets and properties are owned and maintained by the respective members of the Sellers’ Group, and none of Purchasers will have any rights under any such additional insurance policies from and after the Closing Date.

Section 5.9 D&O Indemnification, Exculpation and Insurance.

(a) All rights to indemnification for and exculpation from liabilities for acts or omissions occurring at or prior to the Closing now existing in favor of the current or former directors or officers of any Target Company or any of their respective predecessor entities, or those individuals who become prior to the Closing a director or officer of any Target Company (each, an “Indemnified Director” or an “Indemnified Officer”) as provided in the governing documents of each such entity, or in any indemnification agreement between such Indemnified Director or Indemnified Officer and such entity (in each case, as in effect on the date of this Agreement), shall survive the Closing and shall continue in full force and effect in accordance with their respective terms for a period of six (6) years from the Closing Date; provided, however, that all rights to indemnification in respect of any claim, action, suit, proceeding or investigation (each, a “Proceeding”) asserted or made prior to the Closing Date or within such six-year period shall continue until the final disposition of such Proceeding.

(b) From and after the Closing until the sixth anniversary thereof, the governing documents of each Target Company shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were directors or officers prior to the Closing of any Target Company or any of their respective predecessor entities, than are presently set forth in such governing documents, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals.

(c) The Sellers’ Representative shall use its reasonable best efforts to procure (for an amount no greater than the D&O Cap) as promptly as reasonably practicable following the date hereof an extension, on terms not less favorable to the Company Insured Parties than the coverage currently in effect, of the current directors’ and officers’ liability insurance policies covering the Target Companies that covers, for a period of six (6) years from and including the Closing Date, the Company Insured Parties for losses to which they may be subject based on pre-Closing occurrences (“D&O Tail Insurance”), the cost of which such D&O Tail Insurance (up to the D&O Cap) shall be paid for by (or if paid by the Sellers’ Representative, reimbursed to the Sellers’ Representative by) the Purchasers’ Representative. If such D&O Tail Insurance has not been obtained by the date that is forty-five (45) calendar days following the date hereof, the Purchasers shall use their reasonable best efforts to purchase the D&O Tail Insurance (or, if purchase of D&O Tail Insurance is not possible, substitute insurance on terms no less favorable than the D&O Tail Insurance from one or more insurance carriers with a credit rating at least equal to the credit rating of the current insurance carrier(s)); provided, that if the premium for such D&O Tail Insurance or substitute insurance exceeds three hundred fifty thousand Dollars (USD 350,000) (the “D&O Cap”), the Purchasers shall use their reasonable best efforts to obtain D&O Tail Insurance or substitute insurance with the greatest coverage available for a cost not exceeding such amount. “Company Insured Parties” means the directors and officers of the Target Companies who are, or will be on the Closing Date, covered by the current directors’ and officers’ liability insurance policy covering the Target Companies.

(d) In the event that, after the Closing, Purchaser, any Target Company or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, then, and in each such case, Purchaser or such Target Company, as applicable, shall cause proper provision to be made so that such successors and assigns shall expressly assume the obligations set forth in this Section 5.9 (D&O Indemnification, Exculpation and Insurance).

(e) The Purchasers’ Representative shall release, indemnify, defend and hold harmless each Indemnified Officer and Indemnified Director from, for and against any and all Losses arising out of or in connection with their respective services or duties as directors, officers or alternates during the period from the Closing Date through the date on which the nominees of the Purchasers’ Representative actually replace such Indemnified Officer or Indemnified Director and such Indemnified Officer or Indemnified Director cease to have any liability in such capacities; provided that this Section 5.9(e) (D&O Indemnification, Exculpation and Insurance) shall not limit the obligations of the Sellers’ Representative pursuant to Section 2.7 (Deliveries by Sellers’ Representative).

Section 5.10 Interest in Intellectual Property.

(a) Except as expressly provided in this Section 5.10 (Interest in Intellectual Property), or as otherwise agreed in writing, the Purchasers’ Representative, for itself and the Purchasers’ Group (which, for the avoidance of doubt, shall include throughout this Section 5.10 (Interest in Intellectual Property) the Target Companies following the Closing), acknowledges and agrees that, except for the Intellectual Property owned by or licensed to the Target Companies immediately following the Closing pursuant to any Transaction Document, neither the Purchasers nor any member of the Purchasers’ Group is purchasing, acquiring, licensing or otherwise obtaining any right, title or interest in, to or under any Intellectual Property owned or licensed by the Sellers or any member of the Sellers’ Group (collectively, the “Sellers’ Intellectual Property”), which shall include the Trademarks “BBVA”, “Grupo BBVA”, “BANCOMER”, “Ruta Quetzal”, “Argentaria”, “Blue”, “Adelante”, “Libreton”, “Libretazo”, “Envios de Dinero”, “Pasión por las Personas”, “Trabajamos por un Futuro Mejor para las Personas”, “Provincial”, “Continental”, the Sellers’ Group logo, or any Trademark, or employing the Trademark “BBVA”, “Grupo BBVA”, “BANCOMER”, “Ruta Quetzal”, “Argentaria”, “Blue”, “Adelante”, “Libreton”, “Libretazo”, “Envios de Dinero”, “Pasión por las Personas”, “Trabajamos por un Futuro Mejor para las Personas”, “Provincial”, “Continental”, the Sellers’ Group logo, or any Trademark confusingly similar thereto, whether registered or unregistered (collectively, the “Sellers’ Trademarks”). Each of the Target Companies shall assign any rights, title or interest it has in or to any of the Sellers’ Trademarks, including the Trademarks listed in Section 5.10(a) (Interest in Intellectual Property) of the Sellers’ Disclosure Letter to a Seller or a designee specified by the Seller at or prior to the Closing.

(b) Except as expressly provided in this Section 5.10(b) (Interest in Intellectual Property), or as otherwise agreed in writing, the Sellers’, for themselves and their Affiliates, acknowledge and agree that neither the Sellers nor any of their Affiliates retains or owns any right, title or interest in, to or under any Intellectual Property owned by or licensed to the Target Companies, which shall include the Trademark “Provida”, or any Trademark confusingly similar thereto, whether registered or unregistered (collectively, the “Companies’ Trademarks”). Except as expressly set forth in Section 5.10(h) (Interest in Intellectual Property), each of the Sellers and their Affiliates shall assign any rights, title or interest it has in or to any of the Companies’ Trademarks, including the Trademarks listed in Section 5.10(b)(1) of the Sellers’ Disclosure Letter to a Target Company or a designee specified by the Purchasers’ Representative at or prior to the Closing except for those Trademark and Internet domain name registrations owned by or registered to the Sellers or their Affiliates (other than the Target Companies) containing both Sellers’ Trademarks and Companies’ Trademarks that (i) are listed in Section 5.10(b)(2) of the Sellers’ Disclosure Letter, or (ii) are discovered after the Closing and identified in writing to the Purchasers’ Representative (collectively, the “Joint Trademarks”), which shall be retained by the Sellers and their Affiliates. Each of the Sellers and their Affiliates agree not to use, renew, or license the Joint Trademarks to any third party following the Closing. For the avoidance of doubt, the retention of the Joint Trademarks by Sellers and its Affiliates in no way affects the Target Companies’ right, title or interest in or to the Companies’ Trademarks.

(c) Except as expressly provided in this Section 5.10 (Interest in Intellectual Property) or as otherwise agreed in writing with the Sellers’ Representative, as of and following the Closing, the Purchasers’ Representative and the relevant members of the Purchasers’ Group shall, and shall cause the Target Companies to, cease and discontinue promptly after the Closing any and all uses of any and all Sellers’ Intellectual Property, including any Sellers’ Trademarks. Except as expressly provided in this Section 5.10 (Interest in Intellectual Property) or as otherwise agreed in writing, the Purchasers’ Representative, for itself and the Purchasers’ Group, agrees that neither the Purchasers, nor any member of the Purchasers’ Group shall have any right, title or interest in, or any authority or license to use or allow others to use in any manner whatsoever, any Sellers’ Intellectual Property, and any such right, title, interest, authority, license or sublicense or other arrangement relating thereto (whether written or oral) existing prior to the Closing, shall automatically terminate simultaneously with and effective as of the Closing. Within forty-five (45) days following the Closing Date (the “Filing Deadline”), the Purchasers’ Representative and the other relevant members of the Purchasers’ Group shall (i) make such filings as are reasonably necessary and appropriate to cause the corporate names and Trademarks of the Target Companies transferred at the Closing containing Sellers’ Trademarks to change to corporate names and Trademarks that do not include any of the Sellers’ Trademarks, in whole or in part, and (ii) make such filings as are reasonably necessary and appropriate to amend or terminate any registration or certificate of Trademark, assumed name, fictitious name, d/b/a filings, or other filings containing any such Sellers’ Trademarks so as to eliminate such Sellers’ Trademarks therefrom. Notwithstanding the foregoing, such Target Companies shall have the limited, non-transferable, non-sublicensable, royalty-free, non-exclusive, terminable right (i) to use and deplete the labeling, stationery, business forms, supplies and advertising and promotional materials (the “Materials”) existing in the inventory of such Target Companies at the Closing that bear the Sellers’ Trademarks, and (ii) subject to Section 5.10(c)(ii)(D) (Interest in Intellectual Property) below, to continue to use the Sellers’ Trademarks in new Materials solely to the extent such new Materials are generated from templates that remain unmodified and were used in the Target Business immediately prior to the Closing or are otherwise approved in writing by the Sellers’ Representative, in each case for one hundred twenty (120) days following the Closing Date; provided, however, that (A) no member of the Purchasers’ Group shall take any action that could reasonably be expected to impair the value of or goodwill associated with the Sellers’ Trademarks, (B) the Purchasers’ Representative and the other relevant members of the Purchasers’ Group shall, and shall cause the Target Companies to, use the Materials in accordance with past practices and the branding guidelines provided to the Purchasers’ Representative by or on behalf of the Sellers’ Representative prior to the Closing (C) when using any of the Materials in the context of entering into or conducting contractual relationships, the Purchasers or the relevant member of the Purchasers’ Group shall and shall cause the Target Companies to make clear to all other applicable parties that one of the Target Companies, rather than Sellers or any members of the Sellers’ Group, is the party entering into or conducting the contractual relationship, and (D) subject to compliance with the Filing Deadline, the Purchasers’ Group shall not be required to cease use of the Sellers’ Trademarks until the date that is thirty (30) days following the date on which Purchasers’ Group receives all necessary approvals from applicable Government Authorities if such approvals are required to cease such use. Subject to Section 5.10(k) (Interest in Intellectual Property), any physical materials remaining after such period shall be destroyed by the Purchasers’ Representative, and an authorized officer of the Purchasers shall certify to Sellers in writing that such destruction has taken place, unless, at Sellers’ option, a member of Sellers’ Group notifies the Purchasers’ Representative in writing that it wishes such remaining Materials to be delivered to its or its designees’ offices at Sellers’ sole expense. For the avoidance of doubt, except as otherwise approved by the Sellers’ Representative in writing, no member of the Purchasers’ Group shall alter in any way the Sellers’ Trademarks as they are displayed on the Materials, nor use the Materials in any manner not consistent with their practice before the Closing.

(d) As of and following the Closing, the Sellers shall, and shall cause their Affiliates to, cease and discontinue promptly after such Closing any and all uses of any and all Intellectual Property owned by the Target Companies following the Closing, including any Companies’ Trademarks. Except as expressly provided in this Section 5.10 (Interest in Intellectual Property) or as otherwise agreed in writing, the Sellers, for themselves and their Affiliates, agree that neither the Sellers nor any of their Affiliates shall have any right, title or interest in, or any authority or license to use or allow others to use in any manner whatsoever, any Intellectual Property owned by the Target Companies following the Closing, and any such right, title, interest, authority, license or sublicense or other arrangement relating thereto (whether written or oral) existing prior to such Closing, shall automatically terminate simultaneously with and effective as of such Closing. Except as set forth in Section 5.10(b) (Interest in Intellectual Property), within the Filing Deadline, each applicable Seller and their applicable Affiliates shall (i) make such filings as are reasonably necessary and appropriate to cause the corporate names and Trademarks of such persons containing Companies’ Trademarks to change to corporate names and Trademarks that do not include any of the Companies’ Trademarks, in whole or in part, and (ii) make such filings as are reasonably necessary and appropriate to amend or terminate any registration or certificate of Trademark, assumed name, fictitious name, d/b/a filings, or other filings containing any such Companies’ Trademarks so as to eliminate such Companies’ Trademarks therefrom. Notwithstanding the foregoing, the Sellers and their Affiliates shall have the limited, non-transferable, non-sublicensable, royalty-free, non-exclusive, terminable right (i) to use and deplete the Materials existing in the inventory of such Sellers or their Affiliates at the Closing that bear the Companies’ Trademarks, and (ii) subject to Section 5.10(d)(ii)(D) (Interest in Intellectual Property) below, to continue to use the Companies’ Trademarks in new Materials solely to the extent such new Materials are generated from templates that remain unmodified and were used in the respective businesses immediately prior to the Closing or are otherwise approved in writing by the Purchasers’ Representative, in each case for one hundred twenty (120) days following the Closing Date; provided, however, that (A) no member of the Sellers’ Group shall take any action that could reasonably be expected to impair the value of or goodwill associated with the Companies’ Trademarks, (B) the Sellers’ Representative and the other relevant members of the Sellers’ Group shall, and shall cause their Affiliates to, use the Materials in accordance with past practices and the branding guidelines in effect as of the Closing, (C) when using any of the Materials in the context of entering into or conducting contractual relationships, the Sellers or the relevant member of the Sellers’ Group shall and shall cause their Affiliates to make clear to all other applicable parties that one of the Sellers’ Group, rather than Purchasers or any members of the Purchasers’ Group, is the party entering into or conducting the contractual relationship and (D) subject to compliance with the Filing Deadline, the Sellers’ Group shall not be required to cease use of the Companies’ Trademarks until the date that is thirty (30) days following the date on which Sellers’ Group receives all necessary approvals from applicable Government Authorities if such approvals are required to cease such use. Subject to Section 5.10(k) (Interest in Intellectual Property), any physical materials remaining after such period shall be destroyed by the Sellers’ Representative, and an authorized officer of the Sellers shall certify to Purchasers in writing that such destruction has taken place, unless, at Purchasers’ option, a member of Purchasers’ Group notifies the Sellers’ Representative in writing that it wishes such remaining Materials to be delivered to its or its designees’ offices at Purchasers’ sole expense. For the avoidance of doubt, except as otherwise approved by the Purchasers’ Representative in writing, no member of the Sellers’ Group shall alter in any way the Companies’ Trademarks as they are displayed on the Materials, nor use the Materials in any manner not consistent with their practice before the Closing.

(e) Except as otherwise expressly provided in this Section 5.10 (Interest in Intellectual Property), the Purchasers’ Representative, for itself and the Purchasers’ Group, acknowledges and agrees that, (i) as between the parties hereto, Sellers and members of the Sellers’ Group own or have the exclusive right to use any and all of the Sellers’ Trademarks and, neither the Purchasers nor any other member of the Purchasers’ Group shall, as of the Closing, have any rights in or to the Sellers’ Trademarks, (ii) neither the Purchasers nor any member of the Purchasers’ Group shall contest the ownership or validity of any rights of Sellers or any other member of Sellers’ Group in or to the Sellers’ Trademarks, and (iii) neither the Purchasers nor any member of the Purchasers’ Group shall adopt, use, register, attempt to register, or instruct others to do so, any of the Sellers’ Trademarks in any jurisdiction. The Purchasers’ Representative, for itself and the Purchasers’ Group, agrees and shall ensure that any use of the Sellers’ Trademarks as permitted in this Section 5.10 (Interest in Intellectual Property) shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Target Companies used such Sellers’ Trademarks immediately prior to the Closing, and that upon Sellers’ reasonable written request the Purchasers’ Representative shall cause the Target Companies to provide Sellers with samples of or otherwise allow Sellers or their designee to inspect any use by the Target Companies of the Sellers’ Trademarks upon reasonable prior notice during normal business hours. The Purchasers’ Representative, for itself and the Purchasers’ Group, agrees that after the Closing, neither the Purchasers nor any member of the Purchasers’ Group, will expressly, or willingly by implication, do business as or represent themselves as Sellers or any member of Sellers’ Group, and the personnel of the Purchasers or any member of the Purchasers’ Group shall not, and shall have no authority to, as of the Closing, hold themselves out as officers, employees or agents of Sellers or any member of the Sellers’ Group.

(f) The Purchasers’ Representative, on behalf of itself and the Purchasers’ Group, shall indemnify and hold harmless the Sellers and members of Sellers’ Group from and against all Losses that arise out of, relate to or result from the Purchasers’ Group’s use of the Sellers’ Trademarks after the Closing, including any use by the Target Companies pursuant to this Section 5.10 (Interest in Intellectual Property), except to the extent that (i) the Sellers’ Trademarks are used by the Target Companies consistent with past practice in all relevant respects as used by the Target Companies immediately prior to the Closing, (ii) such Losses arise out of, relate to or result from a use of the Sellers’ Trademarks that was approved by the Sellers or their Affiliates in accordance with Section 5.10(c) (Interest in Intellectual Property), or (iii) such Losses arise out of, relate to or result from a claim that the use of the Sellers’ Trademarks as permitted under this Section 5.10 (Interest in Intellectual Property) infringes or dilutes the Trademark rights of any third party.

(g) Except as otherwise expressly provided in this Section 5.10 (Interest in Intellectual Property), the Sellers, for themselves and their Affiliates, acknowledge and agree that, (i) as between the parties hereto, the Target Companies own or have the exclusive right to use any and all of the Companies’ Trademarks and, neither the Sellers nor any of their Affiliates shall, as of the Closing, have any rights in or to the Companies’ Trademarks, (ii) neither the Sellers nor any of their Affiliates shall contest the ownership or validity of any rights of Target Companies in or to the Companies’ Trademarks, and (iii) neither the Sellers nor any of their Affiliates shall adopt, use, register, attempt to register, or instruct others to do so, any of the Companies’ Trademarks in any jurisdiction. The Sellers’ Representative, for itself and the Sellers’ Group, agrees and shall ensure that any use of the Companies’ Trademarks as permitted in this Section 5.10 (Interest in Intellectual Property) shall be only with respect to goods and services of a level of quality equal to or greater than the quality of goods and services with respect to which the Sellers or their Affiliates used such Companies’ Trademarks immediately prior to the Closing, and that upon Purchasers’ reasonable written request the Sellers’ Representative shall cause the Sellers and their Affiliates to provide Purchasers with samples of or otherwise allow Purchasers or their designee to inspect any use by the Sellers or their Affiliates of the Companies’ Trademarks upon reasonable prior notice during normal business hours. The Sellers’ Representative, for itself and the Sellers’ Group, agrees that after the Closing, neither the Sellers nor any member of the Sellers’ Group, will expressly, or willingly by implication, do business as or represent themselves as Purchasers or any member of Purchasers’ Group, and the personnel of the Sellers or any member of the Sellers’ Group shall not, and shall have no authority to, as of the Closing, hold themselves out as officers, employees or agents of Purchasers or any member of the Purchasers’ Group.

(h) At any time at or prior to the Closing, Sellers shall, or shall cause their Affiliates to, transfer to a Target Company to be transferred at the Closing the Intellectual Property set forth in Section 5.10(h) (Interest in Intellectual Property) of the Sellers’ Disclosure Letter.

(i) If at any time following the Closing, the Purchasers’ Representative, any member of the Purchasers’ Group, any Target Company, any of the Sellers or any of Sellers’ Affiliates discovers any trademark registration or application (including any Internet domain name registration) for any Sellers’ Trademark that is owned or registered in the name of any of the Target Companies, the Purchasers shall, and the Purchasers’ Representative shall cause the Share Purchaser(s) to, cause the Target Companies to, at Sellers’ sole cost and expense, take all reasonable actions, including executing any documents, to promptly transfer and assign all right, title and interest in and to such trademark registrations and applications (including any Internet domain name registrations) to Seller or a designee specified by Seller.

(j) Except as set forth in Section 5.10(b) (Interest in Intellectual Property), if at any time following the Closing, the Purchasers’ Representative, any member of the Purchasers’ Group, any Target Company, any of the Sellers or any of Sellers’ Affiliates discovers any trademark registration or application (including any Internet domain name registration) for any Companies’ Trademark that is owned or registered in the name of any of a Seller or one of its Affiliates, Sellers shall, or shall cause the applicable Affiliate to, take all reasonable actions, including executing any documents, to promptly transfer and assign all right, title and interest in and to such trademark registrations and applications (including any Internet domain name registrations) to a Target Company or a designee specified by the Purchasers’ Representative.

(k) Following the Closing, the Purchasers and the other members of the Purchasers’ Group shall be entitled to use the Sellers’ Trademarks, and the Sellers and the other members of the Sellers’ Group shall be entitled to use the Companies’ Trademarks, to the extent permitted under applicable Trademark Law, including (i) to the extent required by Law, including in regulatory filings, (ii) in a non-promotional manner for historical reference to company names, products or other materials bearing such Trademarks, and (iii) in a non-promotional manner in reference to products bearing such Trademarks that were sold prior to the Closing. For clarity, (y) nothing in this Agreement shall be deemed to require any Target Company or any member of the Purchasers’ Group to remove or alter the appearance of any Sellers’ Trademark on any archival Materials retained by such person; provided that such archival Materials shall be used solely for archival and recordkeeping purposes; and (z) nothing in this Agreement shall be deemed to require any member of the Sellers’ Group to remove or alter the appearance of any Companies’ Trademark on any archival materials retained by such person; provided that such archival materials shall be used solely for archival and recordkeeping purposes.

(l) On or prior to Closing, the Sellers’ Representative shall cause (i) BBVA Inversiones Chile S.A. and the Company, to enter into the Software license agreement attached hereto as Annex 10 (Form of Software License Agreement), pursuant to which BBVA Inversiones Chile S.A. shall license certain Software described therein to the Company under the terms set forth therein (the “Software License Agreement”); and (ii) the parties to the Services Agreement between Aplica Tecnología Avanzada, S.A. de C.V. and Provida Pension Fund Manager S.A., dated August 1, 2004, as amended on December 29, 2004, March 1, 2006 and October 29, 2010 (the “CCR Agreement”), to amend such agreement, in form and substance reasonably acceptable to Purchasers’ Representative, to reflect: (v) that certain provisions of the Transition Services Agreement as set forth in Section 2.24(a) of the Transition Services Agreement shall apply to the CCR Agreement; (w) that the software known as the “Unified Platform” is not owned by the Target Companies and that the Unified Platform is used under a license granted to the Company by BBVA Inversiones Chile S.A.; (x) the deletion of any termination rights upon a separation of BBVA as set forth in Section 22 of the CCR Agreement; (y) the deletion or waiver of any right or obligation under the CCR Agreement for the parties to renegotiate the respective fees and service levels or standards; and (z) that all amounts under the CCR Agreement are denominated in USD (this amendment, the “CCR Amendment”). Notwithstanding anything else in this Agreement, the Transition Services Agreement or the CCR Agreement to the contrary, the Sellers’ Representative and the Purchasers’ Representative agree that (a) if and to the extent any Target Company has made a payment to Aplica Tecnologia Avanzada, S.A. de C.V. (“Aplica”) prior to the Closing with respect to services to be delivered by Aplica to the Target Companies after the Closing, Aplica shall credit any such amounts previously paid by the Target Companies towards the payables otherwise due for such same services during such post-Closing period, and (b) following the date hereof the agreements in respect of such services between the Target Companies and Aplica may be amended solely to provide for monthly (as opposed to semi-annual) billing for periods from January 1, 2013 through the Closing Date, with corresponding credit/rebilling to the extent necessary in respect of amounts previously paid for any semi-annual periods ending after the date hereof.

(m) Following the Closing, Sellers shall not, and shall cause their Affiliates not to, assert against the Target Companies, their Affiliates or any of their successors and assigns any moral rights held by Sellers or any such Affiliates in any Intellectual Property owned by any Target Company immediately after the Closing.

(n) Except as expressly set forth in the Transition Services Agreement, the Software License Agreement, this Section 5.10 or Section 5.11 (Transition Services Agreement), after the Closing, no member of Sellers’ Group may use for any purpose any information collected from or concerning customers of the Target Companies (including any customer lists), nor may any member of Purchasers’ Group (including the Target Companies) use for any purpose any information collected from or concerning customers of any member of the Sellers’ Group (including any customer lists); provided that the foregoing shall not prohibit any member of Sellers’ Group, nor any member of Purchasers’ Group, respectively, from using any information collected from or concerning customers of their respective businesses if such information was collected and generated independently of the other’s respective business (including, with respect to the Purchasers’ Group, the Target Business).

Section 5.11 Transition Services Agreement.

(a) At the Closing for the Pensions Business Unit, the Purchasers’ Representative and the Sellers’ Representative shall enter into a Transition Services Agreement (the “Transition Services Agreement”) substantially in the form attached as Annex 3 (Form of Transition Services Agreement) hereto.

(b) Within ten (10) days following the date hereof, each of the Purchasers’ Representative and the Sellers’ Representative shall appoint an individual to serve as the principal point of contact for transitional matters, including the Transition Services Agreement, and shall cause such individual to meet with the other party’s contact prior to the Closing, either by telephone or in person, as frequently as reasonably necessary prior to Closing to discuss and help resolve such issues as either Purchasers or Sellers may identify in connection with the transition of the Target Companies to the Purchasers’ Group.

(c) Starting promptly after the date hereof, the designated senior employees of the Purchasers and Sellers shall (i) meet a least once per week (or at such other frequency as may be agreed by the parties) to discuss and plan the migration of services to be provided pursuant to the Transition Services Agreement to the recipient of such services, (ii) discuss and agree on the data and system segregation and security measures to (A) limit each party’s respective access to the others’ proprietary data and systems to such access as is necessary to provide or receive services under the Transition Services Agreement or otherwise effect the transactions contemplated hereunder, (B) separate the Target Business from the other businesses of the Sellers’ Group, subject to the services to be provided pursuant to the Transition Services Agreement, and (C) segregate data of the Target Business from the businesses of the Sellers’ Group to the extent required to comply with applicable Laws, Contract obligations and customer obligations in each case relating to privacy, data protection and the collection and use of personal information.

(d) Prior to the Closing, Sellers and Purchasers shall use their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on their respective parts under this Agreement and applicable Laws to implement the segregation and security measures described in Section 5.11(c) (Transition Services Agreement) above as are necessary or appropriate to implement prior to the Closing so as to enable the provision or receipt of services under the Transition Services Agreement immediately after the Closing.

(e) Prior to the Closing, the Sellers’ Representative and the Purchasers’ Representative shall reasonably cooperate to (i) effect a smooth separation of the Target Business from the businesses of the Sellers’ Group, and (ii) validate and finalize the services to be provided under the Transition Services Agreement.

Section 5.12 Employee and Retirement Benefit Arrangements. (a) Except as specifically provided herein, the Purchasers will, and the Purchasers’ Representative shall cause the Share Purchaser(s) to, only to the extent mandated by applicable Law, cause service rendered prior to the Closing Date by Covered Employees to be recognized for purposes of vesting, eligibility and benefit accrual (other than benefit accrual under a defined benefit pension plan) under all employee benefit plans, programs, policies and arrangements (including, but not limited to, paid time off and severance) of the Purchasers’ Group, to the same extent that such service was recognized under the corresponding Retirement Benefit Arrangements and Benefits Plans listed in Section 3.11(a) (Retirement Benefit Arrangements and Benefits Plans) of the Sellers’ Disclosure Letter for those purposes, provided that nothing herein shall result in the duplication of any benefits. Without in any way limiting the foregoing, Covered Employees will not be subject to any pre-existing condition limitation or waiting period under any health plan of the Purchasers’ Group for any condition for which they would have been entitled to coverage, or satisfied any waiting period, under the corresponding Retirement Benefit Arrangements and Benefits Plans listed in Section 3.11(a) (Retirement Benefit Arrangements and Benefits Plans) of the Sellers’ Disclosure Letter in which they participated immediately prior to the Closing Date. The Purchasers’ Representative will cause such Covered Employees to be given credit under such health plans of the Purchasers’ Group for co-payments made and deductibles and out-of-pocket expenses satisfied prior to the Closing Date.

(b) The Target Companies shall be responsible for and continue to pay, whether before or after the Closing Date, and the Purchasers shall cause the Target Companies to pay after the Closing Date, all expenses and benefits under Benefits Plans that are sponsored by the Target Companies for each Covered Employee (to the extent such Covered Employee participated in such Benefits Plans) and no member of the Sellers’ Group shall have any liability or obligations on or after the Closing Date with respect to such Benefits Plans.

(c) On and after the Closing Date, the relevant Target Companies will be, and the Purchasers’ Representative or members of the Purchasers’ Group will cause the Target Companies to be, responsible for the Retirement Benefit Arrangements that are sponsored by the Target Companies and none of the Sellers and other members of the Sellers’ Group will have any liability or obligations on or after the Closing Date in respect of such Retirement Benefit Arrangements.

(d) On and after the Closing Date, until at least the first (1st) anniversary thereof, the Purchasers shall, and the Purchasers’ Representative shall cause the Share Purchaser(s) to, provide, or cause the Target Companies to provide, compensation and benefits (including any severance benefits, vacation, sick pay and other paid time off, but excluding any equity-based compensation) to each Covered Employee that are either (i) compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits under the Retirement Benefit Arrangements and Benefits Plans listed in Section 3.11(a) (Retirement Benefit Arrangements and Benefits Plans) of the Sellers’ Disclosure Letter provided to each such Covered Employee immediately prior to the Closing or (ii) compensation and benefits that are substantially comparable in the aggregate to the compensation and benefits provided to a similarly situated employee of such Purchaser.

(e) Purchasers and the Sellers acknowledge and agree that all provisions contained in this Section 5.12 (Employee and Retirement Benefit Arrangements) are included for the sole benefit of the Purchasers and the Sellers, and that nothing in this Agreement, whether express or implied, shall create any third party beneficiary or other rights in any other person, including any Covered Employee or former employee of any of the Target Companies, or any dependent or beneficiary thereof under or by reason of this Section 5.12 (Employee and Retirement Benefit Arrangements).

(f) Sellers and the Target Companies shall keep Purchasers’ Representative informed as to material developments in respect of, and reasonably consult with the Purchasers’ Representative as to the strategy for, the negotiations to adopt, enter into, amend, terminate or extend any labor agreement, union contract, collective bargaining agreement or other work rules, practices or related agreements or arrangements with any labor union or other organization that is representing any Employee, including, but not limited to, the collective employment contract (contrato colectivo de trabajo), dated January 18, 2011, executed by and between Administradora de Fondos de Pensiones Provida S.A. and Sindicato Nacional de Trabajadores de Administradora de Fondos de Pensiones de Provida S.A. (the “Expiring CBA”).

Section 5.13 The Offer. The Purchasers’ Representative shall prepare drafts of the Tender Offer Documents as soon as practicable after the date of this Agreement (and in no event later than sixty (60) calendar days following the date hereof) and the Sellers’ Representative and its Representatives shall be given a reasonable opportunity to review and comment on the Tender Offer Documents prepared by the Share Purchaser(s), and the Purchasers’ Representative and the Share Purchaser(s) shall give reasonable and good faith consideration to any comments made by the Sellers and their Representatives prior to such Tender Offer Documents being published or filed with any Government Authority. Except to the extent that doing so would violate applicable Law or any Contract or obligation of confidentiality owing by a member of the Purchasers’ Group to a third party, the Purchasers’ Representative and the Share Purchaser(s) agree, and the Purchasers’ Representative shall cause the Share Purchaser(s), to provide the Sellers’ Representative (in writing, if written) with, and to consult with the Sellers’ Representative and their counsel regarding, (i) any communication (whether written or oral) made by any member of the Purchasers’ Group or their Representatives to any Government Authority with respect to the Offer or the Tender Offer Documents and (ii) any comments or other communications that may be received from any Government Authority (whether written or oral) with respect to the Offer or the Tender Offer Documents promptly upon receipt thereof. The Sellers’ Representative and its Representatives and their counsel shall be given a reasonable opportunity to review any such written and oral comments and communications. The Sellers’ Representative shall, and shall cause the members of the Sellers’ Group to, subject to Section 5.5 (Access and Information), (i) provide and deliver to the Purchasers’ Representative information reasonably required by it for the preparation of the Tender Offer Documents, and (ii) facilitate discussions by the Purchaser’s Representative and its Representatives with the Depositary and other Representatives of the Sellers’ Representative, in cooperation with the Sellers’ Representative and the Company, to the extent reasonably necessary to prepare for and conduct the Offer (in the case of each of (i) and (ii), promptly upon request thereof or therefore by the Purchasers’ Representative). The Purchasers’ Representative agrees to use reasonable best efforts to ensure that the Tender Offer Documents do not contain any untrue statement of fact or omit to state any fact necessary to make any of its representations, warranties or other statements or information contained therein not misleading. The Sellers’ Representative agrees to use reasonable best efforts to ensure that information delivered to the Purchasers’ Representative by members of the Sellers’ Group for inclusion in the Tender Offer Documents does not contain any untrue statement of fact or omit to state any fact necessary to make any such information not misleading.

Section 5.14 Termination of Certain Affiliate Arrangements.

(a) On or prior to the Closing Date, all Related Party Contracts other than those set forth in Section 5.14(a) (Termination of Certain Affiliate Arrangements) of the Sellers’ Disclosure Letter shall be terminated as between any member of the Sellers’ Group or any of its Affiliates (other than the Target Companies), on the one hand, and any of the Target Companies, on the other hand, and all payables and receivables under any Related Party Contracts so terminated shall have been settled, and immediately following the Closing Date there shall exist no continuing liabilities or obligations with respect thereto.

(b) The Purchasers’ Representative shall provide all reasonable cooperation to the Sellers prior to the Closing Date to procure that any guarantees, comfort letters or commitments by the Sellers or their Affiliates (other than the Target Companies) of obligations of or to one or more of the Target Companies under agreements to which one or more of the Target Companies are parties (the “Seller Guarantees”) are terminated as of the Closing, including if requested by the relevant beneficiary of such Seller Guarantee following discussions between such beneficiary and the Purchasers’ Representative, by offering guarantees, support or other security arrangements reasonably acceptable to the relevant beneficiary of such Seller Guarantee (including bank or other third-party guarantees, letters of credit or insurance), instituting back-to-back arrangements where direct assumption of such an obligation by a member of the Purchasers’ Group is not possible or taking such other actions as the Purchasers’ Representative and such beneficiary may mutually agree on. Purchasers’ Representative shall procure that no Seller Guarantees (and, so long as any Seller Guarantee remains in effect, no obligations thereunder) are renewed, extended, expanded or amended after the Closing (except in accordance with this subsection). If any Seller Guarantees are not terminated as of the Closing (the “Continuing Seller Guarantees”), the Purchasers’ Representative shall: (a) use its reasonable best efforts to procure that the Continuing Seller Guarantees be fully, irrevocably and unconditionally terminated as promptly as practicable after the Closing; (b) defend, indemnify and hold harmless the Sellers against and from, and reimburse the Sellers for any losses incurred by the Sellers to the extent directly or indirectly relating to or arising under the Continuing Seller Guarantees, (c) procure that such documents, as are reasonably requested by the Sellers, be executed by the Purchasers in connection with the obligations set forth in clauses (a) and (b) of this sentence and (d) provide the Sellers’ Representative with all information reasonably required by any member of the Sellers’ Group in connection with the Continuing Seller Guarantees.

Section 5.15 Purchasers’ Guaranteed Obligations.

(a) The Purchasers’ Representative unconditionally and irrevocably guarantees to the Sellers the due and punctual performance and observance by the Share Purchaser(s) of all its obligations, commitments and undertakings under or pursuant to, or arising out of or in connection with, this Agreement and any other Transaction Document that by their terms apply or are to be performed in their entirety on or prior to the Closing (the “Purchasers’ Guaranteed Obligations”) to the extent of any limit on its liability under this Agreement and any other Transaction Document.

(b) If and whenever the Share Purchaser(s) defaults for any reason whatsoever in the performance of any of the Purchasers’ Guaranteed Obligations, the Purchasers’ Representative shall forthwith upon demand unconditionally perform (or procure performance of) and satisfy (or procure the satisfaction of) the Purchasers’ Guaranteed Obligations in regard to which such default has been made in the manner prescribed by the relevant document so that the same benefits shall be conferred on the Sellers’ Representative or relevant member of the Sellers’ Group as it would have received if the Purchasers’ Guaranteed Obligations had been duly performed and satisfied by the Share Purchaser(s).

(c) This guarantee is to be a continuing guarantee and accordingly is to remain in force until all of the Purchasers’ Guaranteed Obligations have been performed or satisfied. This guarantee is in addition to and without prejudice to and not in substitution for any rights or security which the Sellers’ Representative or any other member of the Sellers’ Group may now or hereafter have or hold for the performance and observance of the Purchasers’ Guaranteed Obligations.

(d) As a separate and independent obligation, the Purchasers’ Representative agrees that any of the Purchasers’ Guaranteed Obligations (including any monies payable) which may not be enforceable against or recoverable from the Share Purchaser(s) by reason of any legal limitation, disability or incapacity on or of any such other members or any other fact, matter, event or circumstance (other than any limitation imposed by this Agreement or any other Transaction Document) shall nevertheless be enforceable against and recoverable from the Purchasers’ Representative as though the same had been incurred by the Purchasers’ Representative and the Purchasers’ Representative were the sole or principal obligor in respect thereof and shall be performed or paid by the Purchasers’ Representative on demand.

(e) The liability of the Purchasers’ Representative under this Section 5.15 (Purchasers’ Guaranteed Obligations):

(i) Shall not be released or diminished by any variation of the Purchasers’ Guaranteed Obligations or any forbearance, neglect or delay in seeking performance of the Purchasers’ Guaranteed Obligations or any granting of time for such performance; and

(ii) Shall not be affected or impaired by reason of any other fact or event which in the absence of this provision would or might constitute or afford a legal or equitable discharge or release or a defense to a guarantor.

Section 5.16 Non-Competition.

(a) During the period beginning on the Closing Date and ending on the third anniversary thereof, the Sellers’ Representative shall not, and shall cause its Affiliates (together with the Sellers’ Representative, the “Restricted Entities”) not to directly or indirectly:

(i) engage in any business that as of the date hereof requires the entity engaging in such business to be licensed as an (x) “Administradora de Fondos de Pensiones” in Chile or (y) “Administradora de Fondos de Pensiones y Fideicomisos” in Ecuador ((x) and (y), collectively, “AFPs”), anywhere in Chile or Ecuador (the “Restricted Territory”) with respect to products or services that are provided in the Restricted Territory by the Target Businesses as of the Closing or, without the prior written consent of the Purchasers’ Representative, own an interest in, manage, operate, control any person that competes with any of the Target Companies in providing products or services in the Restricted Territory that as of the date hereof require licensing as an AFP and are provided in the Restricted Territory by the Target Business as of the Closing (the “Competing Businesses”); or

(ii) use customer lists of the Target Companies to solicit any customer of a Target Company (A) in respect of any Competing Business that is owned by a Competing Person (as defined below) in respect of which a transaction is permitted under items (6) or (7) of the proviso below or (B) to withdraw from or not to purchase any products or services provided by the Target Companies that currently require licensing as an AFP (“AFP Products”). For the avoidance of doubt, the foregoing sentence shall not prohibit, limit or restrict the Restricted Entities from (w) engaging in advertising, solicitation or marketing campaigns, programs or other efforts not involving AFP Products or specifically directed to or targeted at customers of the Target Companies, (x) responding to unsolicited inquiries, (y) providing notices or communications relating to the transactions contemplated hereby in accordance with the provisions hereof, or (z) conducting their banking, insurance and annuities businesses in the Restricted Territory in the ordinary course;

provided, however, that this Section 5.16 (Non-Competition) shall not prohibit or in any way prevent or restrict:

(1)	any Restricted Entity from operating any business conducted by non-Target Companies as of the date hereof (it being acknowledged, for the avoidance of doubt, that any business conducted outside of the Restricted Territory that would be a Competing Business if conducted in the Restricted Territory shall not be permitted to be conducted in the Restricted Territory);

(2)	any Restricted Entity from performing any act or conducting any business expressly required by this Agreement or any Transaction Document;

(3)	any Restricted Entity from acquiring in the aggregate not more than 4.99% of the outstanding capital stock or other equity interests in an entity with operations involving the Competing Businesses;

(4)	any Restricted Entity from financing, lending or making extensions of credit to, or acquiring any non-convertible debt securities of, any Competing Business in the ordinary course of its or its Affiliates’, as the case may be, business;

(5)	any Restricted Entity from (A) making any investment or providing advisory services (or activities related thereto) in a fiduciary or agency capacity and carried out on behalf of clients or other third party beneficiaries, or (B) making passive investments for general insurance accounts or investment management, proprietary investing or trading activities in the ordinary course of its banking, insurance or asset management businesses;

(6)	the ownership of, any affiliation with, or the conduct of any other activity with respect to, a person that conducts, either directly or indirectly, a Competing Business (any such person, together with all of its Affiliates, a “Competing Person”) that is the result of (A) the merger, consolidation, share exchange, sale or purchase of assets, scheme of arrangement or similar business combination involving any Restricted Entity with any Competing Person or (B) the acquisition of any Competing Person or any interests in or securities of any Competing Person by any Restricted Entity, if, in the case of either (A) or (B), at least 70% of the total consolidated revenues of such Competing Person in in the calendar year prior to such ownership or affiliation does not relate to a Competing Business;

(7)	any Restricted Entity from acquiring a Competing Person or more than 4.99% of the outstanding capital stock or other equity interests in any Competing Person that derived in excess of 30% of its total consolidated revenues in its most recent fiscal year from activities that constitute Competing Businesses; provided, however, that such Restricted Entity may proceed with such acquisition if such Restricted Entity commits to divest, within twelve (12) months of its acquisition, a sufficient portion of such Competing Person such that the total consolidated revenues from activities that constitute Competing Businesses that remain with any such Competing Person after such divestment over the last four full fiscal quarters prior to such acquisition are not greater than 30% of its consolidated revenues for such period;

(8)	subject to the foregoing clause (vii), any Restricted Entity from foreclosing on collateral of or acquiring any of the outstanding capital stock or other interests in any person that has outstanding indebtedness to any Restricted Entity, or engaging in any activities otherwise prohibited by this Section 5.16 (Non-Competition) in connection with any such person as a result of the acquisition of such capital stock or other interests in connection with a debt previously contracted; or

(9)	ownership by members of the Sellers’ Group of interests in the successor to Administradora de Fondos de Cesantía de Chile S.A. as private administrator of Seguro Obligatorio de Cesantía.

(b) Notwithstanding anything to the contrary contained in this Agreement, the parties acknowledge and agree that (i) no current or future Affiliate of the Sellers’ Representative (or any of such Affiliate’s direct or indirect subsidiaries) shall be subject to any of the restrictions or requirements set forth in this Section 5.16 (Non-Competition) at any time following the date on which the Sellers’ Representative, directly or indirectly owns less than 50% of the outstanding voting power of such Affiliate or no longer has the power to appoint a majority of the board of directors or equivalent body of such Affiliate; and (ii) no current or future Affiliates of the Sellers’ Representative (or any of such Affiliate’s direct or indirect subsidiaries) shall be subject to any of the restrictions or requirements set forth in this Section 5.16 (Non-Competition) at any time for a business outside of any Restricted Territory for the benefit of customers, clients or other third party beneficiaries who also may reside or otherwise have a presence within a Restricted Territory unless such business requires the entity engaging in such business to be licensed as an AFP.

Section 5.17 Data Privacy. Notwithstanding anything herein to the contrary, from and after the Closing Date, the Sellers’ Representative shall not, and shall cause the members of the Sellers’ Group not to, use any proprietary confidential information owned exclusively by the Pensions Business Unit, including any such information contained in any customer data base solely owned by the Pensions Business Unit; provided that this shall not restrict the use of information owned or used by any member of the Sellers’ Group that is not a Target Company.

Section 5.18 No Solicitation of Acquisition Proposals; No Tender into Competitive Offers.

(a) From and after the date of this Agreement until the earlier of the Closing Date or the date, if any, on which this Agreement is terminated pursuant to Article IX (Termination), the Sellers’ Representative agrees that it shall not, and shall cause each other member of the Sellers’ Group and its and their subsidiaries and its and their subsidiaries’ respective directors, officers, managers and employees, and instruct its and their subsidiaries (subject, in the case of the Company and its directors, solely to the extent required by the fiduciary obligations of the Company’s board of directors pursuant to Chilean Law in the written opinion of the Company’s external counsel) and Representatives (with respect to external Representatives, acting in their capacity as Representatives of members of the Sellers’ Group) not to, directly or indirectly, (i) initiate, propose, solicit, encourage or assist in (in furtherance of an Acquisition Proposal) or knowingly facilitate the making of any inquiry, indication of interest, proposal or offer relating to an Acquisition Proposal (as defined below) (including by providing or confirming any information (including in response to a request) specifically to any person that would reasonably be expected to seek to participate in any Acquisition Proposal), (ii) negotiate, discuss, or accept or enter into any agreement, arrangement or understanding, including any confidentiality agreement, exclusivity agreement, letter of intent, expense reimbursement agreement or agreement in principle or any agreement similar to any of the foregoing agreements (whether or not legally binding), with any person (other than members of the Purchasers’ Group) relating to an Acquisition Proposal, or (iii) commit to, enter or tender into or consummate any Acquisition Proposal. The Sellers’ Representative shall be responsible for any breach of the terms of this Agreement by any member of the Sellers’ Group or by its and their subsidiaries’ respective directors, officers, managers and employees, or by their respective Representatives, in each case, as if such persons were a party hereto.

(b) Without limiting the generality of the foregoing, in the event that, prior to, on or after the date hereof, one or more Competitive Offers are launched or commenced, the Sellers’ Representative shall not, and shall cause the members of the Sellers’ Group not to tender any Shares into any such Competitive Offer.

(c) The Sellers’ Representative shall use reasonable best efforts to cause the board of directors of the Company to (i) at such time and on such terms as required by applicable Law, approve and endorse the Offer and recommend to the shareholders of the Company that they tender their Company Shares into the Offer and (ii) not revoke or amend or modify such recommendation in a manner adverse to the Share Purchaser(s) during the Offer Period.

(d) Following the Closing Date, at the prior written request of the Purchasers’ Representative, the Sellers’ Representative shall exercise its rights (if any) under the confidentiality agreements executed with bidders for the Target Business pursuant to the “Landmark” auction process of which the Transactions were a part in order to request that such bidders return or destroy any confidential information pertaining to the Target Business, in accordance with the terms and conditions thereof. The Sellers’ Representative shall promptly destroy any such confidential information returned by bidders.

(e) As used in this Agreement, “Acquisition Proposal” means, in one or more transactions, (i) any direct or indirect acquisition, sale or purchase of assets of the Company (including equity securities of any subsidiary of the Company) that constitute five percent (5%) or more of, or contribute five percent (5%) or more to, the Company’s consolidated revenues, net income or total assets, or five percent (5%) or more of the total voting power of the Company’s outstanding shares or any equity securities of any of its subsidiaries, (ii) any direct or indirect acquisition, sale, purchase or other transaction that, if consummated, would result in any person beneficially owning five percent (5%) or more of the total voting power of the Company’s outstanding shares, (iii) any joint venture which has the effect of transferring the economic rights in more than five percent (5%) of the assets or revenues of the Company to a third party, or (iv) any merger, consolidation, business combination, recapitalization, share exchange, or similar transaction involving the Company or any of its subsidiaries; provided that the Transaction, the NewCo Restructuring and the Minority Interest Sales (and the Minority Interest Dividends) shall not be deemed to be Acquisition Proposals.

Section 5.19 Reserved.

Section 5.20 Non-Solicitation.

(a) The Sellers’ Representative agrees that, for the period commencing on the Closing Date and expiring on the third (3rd) anniversary thereof, neither it nor any other member of the Sellers’ Group shall (without the consent of the Purchasers’ Representative) directly or indirectly (i) induce or encourage any Transferred Employee to leave his position of employment with the Purchasers’ Group or to accept any other position or employment, (ii) solicit for employment or any similar arrangement any Transferred Employee, or (iii) hire or assist any other person in hiring any Transferred Employee; provided, however, that this Section 5.20(a) (Non-Solicitation) shall not apply to Transferred Employees who have not been employed by any member of the Purchasers’ Group at any time during the six (6) months prior to the applicable inducing, encouraging, soliciting or hiring and the provisions of this Section 5.20(a) (Non-Solicitation) shall not prohibit general solicitations for employment through advertisements not specifically directed at Transferred Employees.

(b) The Purchasers’ Representative agrees that, for the period commencing on the date hereof and expiring on the third (3rd) anniversary of the Closing Date, neither it nor any other member of the Purchasers’ Group shall (without the consent of the Sellers’ Representative) directly or indirectly (i) induce or encourage any BBVA Employee to leave his position of employment with the Sellers’ Group or to accept any other position or employment, (ii) solicit for employment or any similar arrangement any BBVA Employee, or (iii) hire or assist any other person in hiring any BBVA Employee; provided, however, that this Section 5.20(b) (Non-Solicitation) shall not apply to BBVA Employees who have not been employed by a member of the Sellers’ Group at any time during the six (6) months prior to the applicable inducing, encouraging, soliciting or hiring and the provisions of this Section 5.20(b) (Non-Solicitation) shall not prohibit general solicitations for employment through advertisements not specifically directed at BBVA Employees.

(c) For purposes of this Section 5.20 (Non-Solicitation):

(i) “BBVA Employee” means any officer, director or investment professional of any member of the Sellers’ Group located in Chile or Ecuador (A) who is not employed by a Target Company and (B) with whom any member of the Purchasers’ Group comes into contact in connection with the Transactions; and

(ii) “Transferred Employee” means, as of any date, each employee who is an investment professional or an officer or director of a Target Company.

Section 5.21 Minority Interest Arrangements. The Sellers’ Representative shall, and shall cause each other holder of the Shares to, prior to the Launch Date (a) vote the Shares in favor of the Minority Interest Sales at each Company shareholder meeting to the extent required to approve the consummation of the Minority Interest Sales and (b) complete the Minority Interest Sales as soon as practicable after the date of the Agreement; provided that the parties hereto expressly acknowledge and agree that (i) the intended transferor of the Minority Interests may be required to obtain regulatory or other approvals prior to the completion of the Minority Interest Sales and (ii) various approvals of the Company and its subsidiaries may be required in order to effect the Minority Interest Sales. To the extent the Minority Interest Sales have not been completed at the time the conditions for the commencement of the Offer have otherwise been satisfied (or, to the extent permitted, waived by each party entitled to the benefit thereof), the Purchasers’ Representative shall, at the prior written request of the Sellers’ Representative, discuss and consider in good faith with the Sellers’ Representative alternative structuring arrangements reasonably proposed by the Sellers’ Representative in order to put the parties in an economic position substantially equivalent to the position the parties would have been in if the Minority Interest Sales and the Minority Interest Dividends had been completed; provided, however, that in no event shall any member of the Purchasers’ Group (including for this purpose, any Target Company) be required to (i) increase the Pensions Share Purchase Price or the Offer Share Price, (ii) enter into any contractual arrangement (whether by way of assignment, succession or otherwise) with any third party or (iii) take any other action adverse to the Purchasers’ Group. Notwithstanding anything else to the contrary herein, the Sellers’ Representative shall cause (subject to the receipt of all approvals required from any Government Authority, which the applicable members of the Sellers’ Group will use reasonable best efforts to obtain as promptly as reasonably practicable after the date of this Agreement) the Minority Interest Sales to be completed prior to the Deferral End Date, including, if necessary, pursuant to a transfer to any member of the Sellers’ Group other than the Target Companies.

Section 5.22 New Directors. Immediately after Closing, the Sellers’ Representative shall cause the members of board of the Company appointed by members of the Sellers’ Group that are not Target Companies (including the directors listed on Annex C of the Sellers’ Disclosure Letter) but excluding for the avoidance of doubt the Company’s independent directors and their independent alternates) to resign from the board of the Company in seriatum and appoint in the place of each such resigning director such qualified person as shall be named by the Purchasers’ Representative at least five (5) Business Days prior to Closing. The Purchasers’ Representative shall cause its director nominees, once appointed to the board of the Company, to take such actions as may be required to give effect to the preceding sentence.

Section 5.23 Salary Mass Data. On or prior to the fifth (5th) Business Day of each calendar month commencing after the date hereof (until such time as the condition set forth in Section 6.1(g) (Conditions to Launch of Offer) has been satisfied), the Sellers’ Representative shall provide to the Purchasers’ Representative its good faith calculation of the Company Salary Mass for the immediately preceding calendar month in the form set out in Annex 15 (Salary Mass Fee Statement) (the date on which such data is provided, the “Salary Mass Calculation Delivery Date”). From each Salary Mass Calculation Delivery Date for a period of ten (10) Business Days following the Salary Mass Calculation Delivery Date (unless the parties agree to extend such period including in light of issues or questions remaining at the end of such period), provided that such review period shall terminate before, and shall not postpone, the Applicable Salary Mass Test Date and the Launch Date set forth in the Launch Notice), the Sellers’ Representative shall consult in good faith with the Purchasers’ Representative with respect to its calculation and any questions on the part of the Purchasers’ Representative with respect to the calculation of Company Salary Mass contemplated herein.

Section 5.24 Tower Lease Amendment. The Sellers’ Representative, on behalf of the applicable members of the Sellers’ Group, and the Purchasers’ Representative, on behalf of the applicable members of the Purchasers’ Group, shall negotiate in good faith and take all actions reasonably necessary to enter into one or more amendments to the Tower Lease (and the underlying lease agreements listed on Annex 1 to the form amendment set forth in Annex 14 (Tower Lease Amendment and Term Sheet)) consistent with the terms and conditions set forth in Annex 14 (Tower Lease Amendment and Term Sheet) at the Closing.

ARTICLE VI

CONDITIONS TO LAUNCH OF OFFER AND CLOSING

Section 6.1 Conditions to Launch of Offer. The obligations of the Share Purchaser(s) to, and of the Purchasers’ Representative to cause the Share Purchaser(s) to, commence the Offer are subject to the satisfaction (or waiver (i) by the Purchasers’ Representative in case of the conditions set forth in clauses (a) through (h) below or (ii) by the Sellers’ Representative in case of the conditions set forth in clause (i) below) of each of the following conditions:

(a) Government Approvals. All necessary authorizations, consents, orders or approvals of, or declarations or filings with, or expirations of waiting periods imposed by, any Government Authority (i) set forth on Annex 5 (Required Government Authority Approvals), and (ii) other than as set forth on Annex 5 (Required Government Authority Approvals) to the extent the failure of which to expire, be made, received or be otherwise satisfied would be reasonably expected to result in a Burdensome Condition, (in the case of each of (i) and (ii)) shall have expired or been made or received and remain outstanding, as the case may be (collectively, the “Minimum Required Approvals”), and no Burdensome Condition shall exist or have been imposed.

(b) No Prohibition. (i) No Government Authority of competent jurisdiction (including, for the avoidance of doubt, the SVS and the SEC) shall have enacted, issued, promulgated, enforced or entered any Law or Government Order (whether temporary, preliminary or permanent) enjoining, prohibiting or making illegal the commencement of the Offer or the consummation of the Transactions or imposing or seeking to impose a Burdensome Condition and (ii) no proceeding seeking to enjoin, prohibit or make illegal the Transactions or impose a Burdensome Condition shall have been initiated by a Government Authority of competent jurisdiction and remain pending.

(c) Representations and Warranties. (i) Each of the Sellers’ Fundamental Warranties shall be true and correct in all material respects on and as of the date hereof and as of the Launch Date; (ii) other than such Sellers’ Fundamental Warranties and the Sellers’ Warranties contained in Section 3.6(b) (Absence of Changes), the Sellers’ Warranties contained in this Agreement (not giving effect to any “material” or “Material Adverse Effect” or other similar qualifiers, or (with respect to Section 3.7(i) (No Litigation) only) the reference to “other than, with respect to the period between the date of this Agreement and the Closing, Action in the Ordinary Course”) shall be true and correct on and as of the date hereof and on and as of the Launch Date (except for such representations and warranties that are made as of another specific date which shall be required to be true and correct only as of such date), except where the failures of such representations and warranties to be true and correct has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (iii) on and as of the date hereof and on and as of the Launch Date, the Sellers’ Warranty contained in Section 3.6(b) (Absence of Changes) shall be true and correct in all respects.

(d) Covenants. The covenants and agreements of the Sellers set forth in this Agreement to be performed at or prior to the Launch Date shall have been duly performed in all material respects.

(e) Certificate. There shall have been delivered to the Purchasers’ Representative a certificate on the Launch Date and signed on behalf of the Sellers’ Representative by a duly authorized officer, certifying the satisfaction of the conditions set out in Section 6.1(c) (Conditions to Launch of Offer), Section 6.1(d) (Conditions to Launch of Offer) and Section 6.1(g) (Conditions to Launch of Offer) as of the date such certificate is delivered.

(f) Termination of this Agreement. This Agreement shall not have been terminated in accordance with its terms.

(g) Company Final Salary Mass. The Company Final Salary Mass shall not be lower than the Company Initial Salary Mass by more than 10% on the last Applicable Salary Mass Test Date.

(h) Minority Interest Sales. The Minority Interest Sales shall have been completed and the Minority Interest Dividends shall have been declared prior to the date of delivery of the Net Debt Statement in accordance with the terms of this Agreement.

(i) Absence of Deferral. (A) If an Offer Deferral Notice shall have been delivered, the Deferral End Date shall have occurred, and (B) if a Net Debt Statement Deferral Notice (as defined in Annex 11 (Net Debt Statement Procedures)) shall have been delivered, the CPA Firm shall have delivered the Accountant Determined Net Debt Statement;

Section 6.2 Conditions to Obligations of the Purchasers at the Closing. Following the commencement of the Offer, the obligation of the Purchasers to effect the Closing are subject to the satisfaction (or waiver by the Purchasers’ Representative) at or prior to the Closing of each of the following conditions which will be the only conditions to consummation of the Offer set forth in the Tender Offer Documents (the “Offer Completion Conditions”):

(a) No Prohibition. (i) No Government Authority of competent jurisdiction (including, for the avoidance of doubt, the SVS and the SEC) shall have enacted, issued, promulgated, enforced or entered any Law or Government Order (whether temporary, preliminary or permanent) enjoining, prohibiting or making illegal the consummation of the Transactions or imposing or seeking to impose a Burdensome Condition and (ii) no proceeding seeking to enjoin, prohibit or make illegal the Transactions or impose a Burdensome Condition shall have been initiated by a Government Authority of competent jurisdiction and remain pending.

(b) Minimum Shares. A number of Company Shares at least equal to the total number of the Shares (other than any Shares held by NewCo) shall have been tendered into the Offer.

(c) NewCo. If a NewCo Notice has been delivered pursuant to Section 2.2 (NewCo Restructuring), the Sellers’ Warranties contained in Section 3.2(e) (Shares of the Target Companies) shall be true and correct in all respects on and as at the Closing Date.

(d) There shall have been delivered to the Purchasers’ Representative a certificate on the Closing Date and signed on behalf of the Sellers’ Representative by a duly authorized officer, certifying the satisfaction of the conditions set out in Section 6.2(c) (Conditions to Obligations of the Purchasers at the Closing).

Section 6.3 Conditions to Obligations of the Sellers at the Closing. The obligations of the Sellers to, and of the Sellers’ Representative to cause the Sellers to, tender the Shares (other than the Shares held by NewCo, if any) into the Offer and not withdraw such Shares during the pendency of the Offer, and to effect the Closing are subject to the satisfaction (or waiver by the Sellers’ Representative) of each of the following conditions at or prior to the Closing:

(a) No Prohibition. (i) No Government Authority of competent jurisdiction (including, for the avoidance of doubt, the SVS and the SEC) shall have enacted, issued, promulgated, enforced or entered any Law or Government Order (whether temporary, preliminary or permanent) enjoining, prohibiting or making illegal the consummation of the Transactions or imposing or seeking to impose a Burdensome Condition and (ii) no proceeding seeking to enjoin, prohibit or make illegal the Transactions or impose a Burdensome Condition shall have been initiated by a Government Authority of competent jurisdiction and remain pending.

(b) Representations and Warranties. (i) Each of the Purchasers’ Fundamental Warranties shall be true and correct in all material respects on and as of the date hereof and the Closing Date; and (ii) other than such Purchasers’ Fundamental Warranties, the Purchasers’ Warranties contained in this Agreement (not giving effect to any “material” or other similar qualifiers) shall be true and correct on and as of the date hereof and the Closing Date (except for such representations and warranties that are made as of a specific date which shall be required to be true and correct only as of such date), except where the failures of such representations and warranties in clause (ii) to be true and correct has not had, individually or in the aggregate, a material adverse effect on any of the Purchasers’ ability to consummate the Transactions.

(c) Covenants. The covenants and agreements of the Purchasers set forth in this Agreement (including in respect of the publication of the Notice of Commencement and the Notice of Results declaring the Offer successful) required to be performed at or prior to the Closing shall have been duly performed in all material respects.

(d) Certificate. There shall have been delivered to the Sellers’ Representative (i) a certificate, dated the Closing Date and signed on behalf of the Purchasers’ Representative by a duly authorized officer, certifying the satisfaction of the conditions set out in Section 6.3(b) (Conditions to Obligations of the Sellers at the Closing) and Section 6.3(c) (Conditions to Obligations of the Sellers at the Closing).

(e) Termination of this Agreement. This Agreement shall not have been terminated in accordance with its terms.

Section 6.4 Deferral of Launch of Offer. Notwithstanding anything to the contrary contained in this Agreement, the Sellers’ Representative shall have the right to elect, in its reasonable discretion if Sellers’ Representative believes in good faith that the NewCo Restructuring, the Minority Interest Sales or the dividend(s) in respect of the Cash Dividend Amount (as applicable) will be completed on or prior to May 31, 2013, to defer the Launch Date (and publication by the Share Purchaser(s) of the Notice of Commencement) until the earlier of (a) May 31, 2013, and (b) five (5) Business Days after the completion of the NewCo Restructuring, the Minority Interest Sales and the declaration by the Company of the dividend(s) in respect of the Cash Dividend Amount (such date, the “Deferral End Date”) by delivering to the Purchasers’ Representative a written notice (the “Offer Deferral Notice”) of such election no later than three (3) Business Days after the receipt from the Purchasers’ Representative of the Notice of Approvals.

ARTICLE VII

TAX MATTERS

Section 7.1 Transfer Taxes. Any transfer, excise, sales, use, value added, stamp, documentary, filing, recordation taxes and other similar Taxes, fees and charges (including real property transfer taxes) incurred in connection with the consummation of the Transactions, together with any inflation adjustment, interest, penalties or additions with respect thereto (“Transfer Taxes”) shall be paid by the Sellers, or the Purchasers, as the case may be, as required by applicable Law. Such Transfer Taxes shall be remitted to the applicable Tax Authority by Purchasers’ Representative, and Sellers’ Representative, on behalf of Sellers, shall pay Sellers’ allocable amount with respect to such Transfer Taxes to Purchasers’ Representative at least three (3) days prior to the applicable due date of such Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, any Transfer Taxes resulting from the Pre-Closing Reorganization Transactions shall be borne by Sellers’ Representatives, on behalf of each Seller.

Section 7.2 Action on the Closing Date. The Purchasers’ Representative shall cause the Target Companies not to engage in any action on the Closing Date after the Closing other than in the Ordinary Course if such action would impose any liability for Taxes on the Sellers in excess of the liability for Taxes that would be imposed on the Sellers had the Target Companies not engaged in such action. Without limitation of the preceding sentence of this Section 7.2 (Action on the Closing Date), and notwithstanding anything to the contrary in this Agreement, the Purchasers’ Representative, on behalf of the Purchasers, shall be responsible for, and shall indemnify, defend and hold harmless the Sellers’ Indemnified Parties against, any liability for Taxes to the extent of such excess.

Section 7.3 Refunds.

(a) The Purchasers’ Representative shall promptly pay to the Sellers’ Representative an amount equal to the product of: (i) the amount of any refund (or credit) received by Purchasers’ Representative, Purchasers or the Target Companies of Taxes paid in respect of taxable periods, or the portion of any Straddle Periods, ending on or before the Closing Date, multiplied by (ii) 0.643. If requested by the Sellers’ Representative after the Closing Date, the Purchasers’ Representative shall use its reasonable best efforts to cause the Target Companies to file for and obtain any refund (or credit) for Taxes paid in respect of taxable periods, or the portion of any Straddle Periods, ending on or before the Closing Date. The Sellers’ Representative shall control the claim process for any such refund (or credit).

(b) The Sellers’ Representative shall promptly pay to the Purchasers’ Representative the amount of any refund (or credit) received by Sellers or Sellers’ Representative of Taxes paid in respect of taxable periods, or the portion of any Straddle Periods, beginning after the Closing Date. The Purchasers’ Representative shall control the claim process for any such refund (or credit).

Section 7.4 Tax Returns and Allocation of Taxes.

(a) The Sellers or the Sellers’ Representative shall timely file (or cause to be timely filed) all Tax Returns of the Target Companies for taxable periods ending on or before the Closing Date. The Sellers shall remit or cause to be remitted any Taxes due in respect of such Tax Returns. For all Tax Returns that are required to be filed with respect to each of the Target Companies in respect of any taxable period ending on or before the Closing Date other than the Tax Returns filed on or prior to the Closing Date pursuant to this Section 7.4(a), the Sellers’ Representative, shall provide to the Purchasers’ Representative such Tax Returns at least seventeen (17) Business Days prior to the due date for the filing of such Tax Returns for review and approval. At least seven (7) Business Days prior to the due date of the filing of any such Tax Return, the Purchasers’ Representative shall notify the Sellers’ Representative in writing of any objections to any items set forth on such Tax Returns. The Sellers’ Representative and the Purchasers’ Representative agree to consult and resolve in good faith such objection; provided, however, that Purchasers or Purchasers’ Representative shall be required to sign any Tax Return under this Section 7.4(a) if for each position reflected on such Tax Return there is adequate legal authority to avoid the imposition of penalties by the relevant Tax Authority (such legal authority, “Adequate Authority”). In the event that the Purchasers’ Representative and the Sellers’ Representative are unable to agree that there is Adequate Authority for each position reflected on such Tax Return, the Sellers’ Representative, with cooperation of the Purchasers’ Representative, shall be allowed to arrange for an internationally recognized accounting firm or internationally recognized law firm, to issue an opinion to the applicable Target Company that any position on such Tax Returns in respect of which the Sellers’ Representative and the Purchasers’ Representative cannot reach an agreement, is supported by Adequate Authority, the cost of such opinion to be borne by the Purchasers’ Representative (except to the extent that such opinion states that the position of the Sellers’ Representative lacks Adequate Authority, in which case the cost of such opinion shall be borne by the Sellers’ Representative). Such opinion shall be issued to the applicable Target Company at least three (3) Business Days prior to the due date for the filing of such Tax Returns. The Purchasers shall be required to sign the Tax Returns and file them in a timely manner if any applicable Target Company receives an opinion by such accounting firm or law firm to the effect that the Sellers’ Representative’s position is supported by Adequate Authority. All such Tax Returns, whether prepared by the Sellers or the Purchasers, in whole or in part, shall be prepared in a manner consistent with past practice, except as required by a change in applicable Law. The Purchasers’ Representative shall cause the Target Companies not to, without the prior written consent of the Sellers’ Representative, (i) amend or make an election relating to any Tax Return filed or required to be filed by the Sellers or the Sellers’ Representative or (ii) discard any material information, records, or documents in the Target Companies’ possession relating to any Tax Return filed or required to be filed by the Sellers or the Sellers’ Representative.

(b) The Purchasers or the Purchasers’ Representative shall timely file (or cause to be timely filed) all other Tax Returns of the Target Companies. All such Tax Returns for Straddle Periods shall be prepared in a manner consistent with past practice, except as otherwise required by applicable Law. The Purchasers’ Representative, shall provide to the Sellers’ Representative such Straddle Period Tax Returns at least seventeen (17) Business Days prior to the due date for the filing of such Straddle Period Tax Returns for review and approval. At least seven (7) Business Days prior to the due date of the filing of any such Straddle Period Tax Return, Sellers or Sellers’ Representative shall notify Purchasers or Purchasers’ Representative in writing of any objections to any items set forth on such Straddle Period Tax Returns that would affect the amount of any Tax allocable to the portion of such Straddle Period ending on the Closing under Section 7.4(c). The Sellers’ Representative and the Purchasers’ Representative agree to consult and resolve in good faith such objection; provided, however, that Purchasers or Purchasers’ Representative shall be required to revise any item set forth on such Straddle Period Tax Return that would solely affect the amount of any Tax allocable to the portion of such Straddle Period ending on the Closing under Section 7.4(c) if there is Adequate Authority for the position taken by the Sellers or the Sellers’ Representative. In the event that the Purchasers’ Representative and the Sellers’ Representative are unable to agree that there is Adequate Authority for any such position, the Sellers’ Representative, with cooperation of the Purchasers’ Representative, shall be allowed to arrange for an internationally recognized accounting firm or internationally recognized law firm, to issue an opinion to the applicable Target Company that any position on such Straddle Period Tax Returns in respect of which Sellers and Purchasers cannot reach an agreement, is supported by Adequate Authority, the cost of such opinion to be borne by the Purchasers (except to the extent that such opinion states that the position of the Sellers’ Representative lacks Adequate Authority, in which case the cost of such opinion shall be borne by the Sellers’ Representative). Such opinion shall be issued to the applicable Target Company at least three (3) Business Days prior to the due date for the filing of such Tax Returns. The Purchasers shall be required to sign such Tax Returns and file them in a timely manner if any applicable Target Company receives an opinion by such accounting firm or law firm to the effect that the Sellers’ Representative’s position is supported by Adequate Authority. The Purchasers’ Representative shall cause the Target Companies not to, without the prior written consent of the Sellers’ Representative, (i) amend or make an election relating to any Straddle Period Tax Return or (ii) discard any material information, records, or documents in the Target Companies’ possession relating to any Straddle Period Tax Return.

(c) Purchasers’ Representative and Sellers’ Representative agree that if any Target Company is permitted but not required under applicable Law to treat the Closing Date as the last day of a taxable period, Purchasers and Sellers shall so treat the Closing Date. Where such treatment is not permitted, in the case of Taxes that are payable with respect to a Straddle Period, the portion of any such Tax that is allocable to the portion of the period ending on the Closing Date shall:

(i) in the case of Taxes that are either (i) based upon or related to income or receipts (including receipts of premiums) or (ii) imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible), be deemed equal to the amount that would be payable if the taxable year ended on the Closing Date (except that (x) solely for purposes of determining the marginal Tax rate applicable to income or receipts during such period in a jurisdiction in which such Tax rate depends upon the amount or level of income or receipts, annualized income or receipts may be taken into account if appropriate for an equitable sharing of such Taxes and (y) exemptions, allowances and deductions that are otherwise calculated on an annual basis shall be apportioned on a daily basis); and

(ii) in the case of Taxes not described in Section 7.4(d)(i) (Tax Returns and Allocation of Taxes) that are imposed on a periodic basis and measured by the amount, value or level of any item, be deemed to be the amount of such Taxes for the entire period (or, in the case of such Taxes determined on an arrears basis, the amount of such Taxes for the immediately preceding period) multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the period ending on the Closing Date and the denominator of which is the number of calendar days in the entire period.

Section 7.5 Assistance and Cooperation. After the Closing, the Sellers and the Purchasers shall, and the Purchasers’ Representative shall cause the Share Purchaser(s) to:

(a) assist (and cause their respective Affiliates to assist) the other party in obtaining any refund (or credit) referred to in Section 7.3 (Refunds) and in preparing any Tax Return referred to in Section 7.4 (Tax Returns and Allocation of Taxes);

(b) cooperate fully in preparing for any audit of, or dispute with Tax Authorities regarding, any Tax Return referred to in Section 7.4 (Tax Returns and Allocation of Taxes); and

(c) make available to the other party and to any Tax Authority as reasonably requested all information, records, and documents relating to Taxes of the Target Companies.

Section 7.6 Tax Indemnification.

(a) After the Closing, the Sellers’ Representative, on behalf of each Seller, shall indemnify, defend and hold harmless, without duplication, the Purchasers’ Indemnified Parties from and against: (i) any Taxes imposed on any of the Target Companies by reason of being a member of an affiliated, consolidated, unitary, or combined group for a taxable period ending on or before the Closing Date, or as a transferee or successor under any Tax allocation, sharing or assumption agreement or by operation of Law with respect to such period, (ii) any Taxes imposed on any of the Target Companies, or for which any of the Target Companies may otherwise be liable, for any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period ending on and including the Closing Date, (iii) any Taxes or Losses imposed on or incurred by the Purchasers’ Representative or any member of the Purchasers’ Group or any of the Target Companies arising out of or resulting from (A) any inaccuracy in or breach of any representation or warranty under Section 3.9 (Taxes) (in each case determined as to occurrence and amount without regard to any materiality, material adverse effect or similar qualifiers), provided that the amount of such Taxes or Losses resulting from such inaccuracy or breach are in excess of USD 75,000, or (B) any breach or non-performance of any covenant or agreement in Section 5.1(a)(xi) (Conduct of the Target Business), or in this Article VII (Tax Matters), (iv) any Taxes resulting from or relating to the Pre-Closing Reorganization Transactions or any other restructuring simultaneous with or prior to the Closing Date involving any of the Target Companies, and (v) Sellers’ portion of any Transfer Taxes as determined in Section 7.1 (Transfer Taxes). Notwithstanding anything to the contrary contained in this Agreement, the Sellers’ Representative shall have no indemnification obligation under this Section 7.6 (Tax Indemnification) to the extent any Tax or Loss giving rise to such indemnification obligation would not have arisen but for any amendment of any Tax Return or change in any Tax election or Tax method of accounting of the Target Companies by any member of the Purchasers’ Group after the Closing.

(b) After the Closing, the Purchasers’ Representative, on behalf of each Purchaser, shall indemnify, defend and hold harmless, without duplication, the Sellers’ Indemnified Parties from and against: (i) except for Taxes described in Section 7.6(a) (Tax Indemnification), any Taxes imposed on any of the Target Companies or for which any of the Target Companies may otherwise be liable for any taxable period beginning after the Closing Date (and with respect to any Straddle Period, the portion of such Straddle Period beginning after the Closing Date), (ii) any Taxes or Losses imposed on or incurred by the Sellers or any of the Target Companies arising out of or resulting from any breach or non-performance of any covenant or agreement in this Article VII (Tax Matters) and (iii) Purchasers’ portion of any Transfer Taxes as determined in Section 7.1 (Transfer Taxes).

(c) If any indemnification obligation under this Section 7.6 (Tax Indemnification) arises as a result of an adjustment that has the effect of reducing the amount of Tax for which the Indemnified Party would otherwise be responsible under this Section 7.6 (Tax Indemnification), including as a result of the re-allocation of any item of income from one taxable period to another, then the amount of such indemnification obligation shall be reduced by the amount of such reduction in Tax.

(d) If any Indemnifying Party has paid an amount in discharge of any claim under this Section 7.6 (Tax Indemnification) and any member of the Indemnified Party’s Group actually receives a refund (whether received in cash or by way of an actual reduction of Taxes otherwise payable) of the Taxes giving rise to such claim, the Purchasers’ Representative or the Sellers’ Representative, as applicable, shall procure that the relevant member of the Indemnified Party’s Group shall, pay to the Sellers’ Representative or the Purchasers’ Representative, as applicable, as soon as practicable after receipt of such refund an amount equal to such refund less any reasonable costs and expenses incurred in obtaining such refund, provided, that in no case shall the amount payable under this Section 7.6(d) (Tax Indemnification) by the relevant Indemnified Party exceed the amount previously paid by the relevant Indemnifying Party to the relevant Indemnified Party.

(e) For the avoidance of doubt, any payment of estimated Taxes, or any other prepayment of Taxes or deposit made in respect of Taxes, made by, or on behalf of or for the account of, any Target Company on or before the Closing Date in respect of any Taxes for a Straddle Period shall be treated as a payment by the Sellers of Taxes of such Target Company allocable to the portion of such Straddle Period ending on the Closing Date.

(f) No claim for indemnification shall be made under this Section 7.6 (Tax Indemnification) after the date that is ninety (90) days after the expiration of the applicable statute of limitations (taking into account any extension or waiver thereof after the Closing).

Section 7.7 Tax Audits.

(a) The Purchasers’ Representative shall promptly (and in any event within thirty (30) Business Days) notify Sellers in writing upon receipt by the Purchasers’ Representative, any Purchaser, any of its Affiliates or, after the Closing Date, any Target Company, of notice of any pending or threatened Tax audits or assessments relating to any taxable period ending on or before the Closing Date or relating to a Tax for which any Seller may be liable pursuant to this Agreement, provided that failure to comply with this provision shall not affect any Purchaser’s right to indemnification hereunder except to the extent such failure results in an increase in the amount for which the Sellers are liable under Section 7.6(a) (Tax Indemnification). The Sellers’ Representative shall promptly (and in any event within thirty (30) Business Days) notify the Purchasers’ Representative in writing upon receipt by the Sellers’ Representative, any Seller, any of its Affiliates or, prior to the Closing Date, any Target Company, of notice of any Tax audits or assessments relating to the Pensions Business Unit for any taxable period beginning after the Closing Date or relating to a Tax for which any Purchaser may be liable pursuant to this Agreement, provided that failure to comply with this provision shall not affect the Sellers’ right to indemnification hereunder except to the extent such failure results in an increase in the amount for which the Purchasers are liable under Section 7.6(b) (Tax Indemnification).

(b) The Sellers’ Representative, on behalf of each Seller, shall have the sole right to represent any Target Company’s interests in any Tax audit or administrative or court proceeding relating to a taxable period ending on or before the Closing Date or relating to a Tax for which any Seller otherwise may be liable pursuant to this Agreement, and to employ counsel of the Sellers’ choice at the Sellers’ expense; provided that the Purchasers’ Representative, on behalf of each Purchaser, shall be permitted, at the Purchasers’ expense, to be present at, and to participate in, any such audit or proceeding. Notwithstanding the foregoing, the Sellers’ Representative shall not be entitled to settle after the Closing Date, either administratively or after the commencement of litigation, any claim for Taxes which would adversely affect in any material respect the liability for Taxes of any Purchaser or of any Target Company relating to any taxable period ending after the Closing Date for which the Purchasers must indemnify the Sellers pursuant to Section 7.6(b) (Tax Indemnification) without the prior written consent of the Purchasers’ Representative. Such consent shall not be unreasonably withheld, conditioned or delayed and shall not be necessary to the extent that the Sellers have indemnified the Purchasers against the effects of any such settlement.

(c) The Purchasers’ Representative, on behalf of each Purchaser, shall have the sole right to represent any Target Company’s interest in any Tax audit or administrative or court proceeding relating to a taxable period ending after the Closing Date or relating to a Tax for which any Purchaser otherwise may be liable pursuant to this Agreement, and to employ counsel of the Purchasers’ choice at the Purchasers’ expense; provided that the Sellers’ Representative shall be permitted at the Sellers’ expense, to be present at, and to participate in, any such audit or proceeding. Notwithstanding the foregoing, the Purchasers’ Representative shall not be entitled to settle after the Closing Date, either administratively or after the commencement of litigation, any claim for Taxes which would adversely affect in any material respect the liability for Taxes of any Seller or of any Target Company relating to any taxable period for which Sellers must indemnify the Purchasers pursuant to Section 7.6(a) (Tax Indemnification) without the prior written consent of the Sellers’ Representative. Such consent shall not be unreasonably withheld, conditioned or delayed and shall not be necessary to the extent that the Purchasers have indemnified the Sellers against the effects of any such settlement.

(d) The Purchasers’ Representative, on behalf of each Purchaser, shall have the sole right to represent any Target Company’s interest in any Tax audit or administrative or court proceeding relating to any Straddle Period, and to employ counsel of Purchasers’ choice at the Purchasers’ expense; provided that the Sellers’ Representative shall be permitted at the Sellers’ expense, to be present at, and to participate in, any such audit or proceeding. Notwithstanding the foregoing, the Purchasers shall not be entitled to settle after the Closing Date, either administratively or after the commencement of litigation, any claim for Taxes which would adversely affect in any material respect the liability for Taxes of any Seller or of any Target Company relating to any taxable period for which the Sellers must indemnify the Purchasers pursuant to Section 7.6(a) (Tax Indemnification) without the prior written consent of the Sellers’ Representative. Such consent shall not be unreasonably withheld, and shall not be necessary to the extent that the Purchaser has indemnified the Seller against the effects of any such settlement.

Section 7.8 Tax Sharing Agreements. Any and all existing Tax sharing agreements or arrangements, written or unwritten, between any Seller (or any of Sellers’ Affiliates) and any Target Company shall be terminated as of the Closing Date.

Section 7.9 Tax Elections.

(a)	At Purchasers’ sole discretion, Purchasers or Purchasers’ Representative may make an election under Section 338(g) of the Code with respect to the purchase of the stock of the Target Companies on U.S. Internal Revenue Service Form 8023 or in such other manner as may be required by the U.S. Internal Revenue Service, and may make an election in the manner required under any analogous provisions of state, local, provincial, municipal or non-U.S. Law.

(b)	Notwithstanding anything to the contrary in this Agreement, none of the Sellers’ Representative, the Sellers or the Sellers’ Indemnified Parties shall be responsible for, and the Purchasers’ Representative, on behalf of each Purchaser, shall indemnify, defend and hold harmless, without duplication, the Sellers’ Indemnified Parties from, any Taxes resulting from any election made by the Purchasers or the Purchasers’ Representative under this Section 7.9 (Tax Elections).

Section 7.10 Exclusivity. Notwithstanding anything in this Agreement to the contrary, except for Section 8.1 (Survival), Section 8.11 (Payment), Section 8.12 (Treatment of Indemnification Payments), and Section 8.14 (Exclusive Remedies), which shall all apply to Tax matters, the rights and obligations of the parties with respect to the indemnification for any and all Tax matters shall be solely governed by this Article VII (Tax Matters) and shall not be subject to the provisions of Article VIII (Survival; Indemnification; Certain Remedies).

Section 7.11 FUT Matters.

(a) At or prior to the Closing, the Sellers’ Representative shall make available to the Purchasers’ Representative as reasonably requested all information, records, and documents necessary for determining (i) the amount of the FUT balance with respect to NewCo and the Company, and (ii) the Share Purchasers’ Tax basis in the shares of NewCo and the Company (in each case, including any purchase deeds).

(b) Within thirty (30) days after the Closing Date, if the Purchasers’ Representative, on behalf of Purchasers, determines that a FUT Shortfall Amount exists, the Purchasers’ Representative shall promptly notify the Sellers’ Representative in writing of such FUT Shortfall Amount and shall provide a statement by an independent public accountant selected by the Purchasers’ Representative from among KPMG, Ernst & Young and PricewaterhouseCoopers (or, if such firms are unavailable, another firm agreed by the Sellers’ Representative and the Purchasers’ Representative) setting forth such FUT Shortfall Amount, including the calculation thereof. In the event the Purchasers’ Representative provides such notice, the Sellers’ Representative, on behalf of the Sellers, shall pay such FUT Shortfall Amount to Purchasers’ Representative, on behalf of the Purchasers, within forty-five (45) days of such claim in Dollars in immediately available funds.

(c) To the fullest extent permitted under applicable Law, for all purposes (including Tax purposes), any payment made under this Section 7.11 shall constitute an adjustment to the Pensions Share Purchase Price.

(d) Notwithstanding anything to the contrary herein, none of the Sellers’ Representative or any of the Sellers shall have any obligation to make any payment relating to the FUT of NewCo other than pursuant to this Section 7.11.

ARTICLE VIII

SURVIVAL; INDEMNIFICATION; CERTAIN REMEDIES

Section 8.1 Survival. The representations, warranties, covenants and agreements of the parties hereto contained in or made pursuant to this Agreement shall survive in full force and effect until the date that is eighteen (18) months after the Closing Date, at which time they shall terminate (and no claims shall be made for indemnification under Section 8.2 (Indemnification by the Sellers) or Section 8.3 (Indemnification by the Purchasers) thereafter), except: (i) the Sellers’ Fundamental Warranties and Purchasers’ Fundamental Warranties shall survive indefinitely, (ii) the Sellers’ Warranties set forth in Section 3.9 (Taxes), Section 3.10 (Employees and Employee Benefits; Labor) and Section 3.11 (Retirement Benefit Arrangements and Benefits Plans) shall survive until ninety (90) days after the expiration of the applicable statute of limitations taking into account any extension or waivers thereof, (iii) the covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing shall survive for the period provided in such covenants and agreements, if any, or until fully performed, and (iv) the covenants and agreements that by their terms apply or are to be performed in their entirety on or prior to the Closing shall terminate at Closing.

Section 8.2 Indemnification by the Sellers.

(a) Except with respect to Taxes (which shall be governed exclusively by Article VII (Tax Matters) herein), after the Closing and subject to the provisions of this Article VIII (Survival; Indemnification; Certain Remedies), the Sellers’ Representative, on behalf of each Seller shall indemnify, defend and hold harmless, without duplication, the Purchasers’ Indemnified Parties from and against, all Losses that such Purchasers’ Indemnified Party may at any time suffer or incur, or become subject to:

(i) as a result of or in connection with the breach of any Sellers’ Warranties (other than Sellers’ Warranties contained in Section 3.2(e) (Shares of the Target Companies)) (in each case other than with respect to Section 3.6(b) (Absence of Changes), determined as to occurrence and amount without regard to any materiality, material adverse effect or similar qualifiers); or

(ii) as a result of or in connection with any breach or failure by any member of the Sellers’ Group to perform any of its respective covenants or obligations contained in this Agreement, or

(iii) as a result of or in connection with (x) any Pre-Closing Reorganization Transaction (including as a result of or in connection with the NewCo Restructuring or any ownership or transfer of the Minority Interests) or (y) the breach of any Sellers’ Warranties contained in Section 3.2(e) (Shares of the Target Companies) or Section 3.2(f) (Shares of the Target Companies) (in each case determined as to occurrence and amount without regard to any materiality, material adverse effect, de minimis or similar qualifiers).

(b) Except with respect to Taxes (which shall be governed by Article VII (Tax Matters), notwithstanding anything to the contrary contained herein, the Sellers’ Representative shall not be required to indemnify, defend or hold harmless any Purchasers’ Indemnified Party against, or reimburse any Purchasers’ Indemnified Party for, any Losses pursuant to Section 8.2(a)(i) (Indemnification by the Sellers): (i) with respect to any claim unless such claim involves Losses in excess of USD 125,000 (nor shall any such claim that does not meet such threshold be applied to or considered for purposes of calculating the aggregate amount of the Purchasers’ Indemnified Parties’ Losses for which the Sellers’ Representative has responsibility under clause (ii) of this Section 8.2(b) (Indemnification by the Sellers) below), (ii) until the aggregate amount of the Purchasers’ Losses for which the Purchasers are finally determined to be otherwise entitled to indemnification under Section 8.2(a)(i) (Indemnification by the Sellers) exceeds 1.0% of the Pensions Share Purchase Price, after which the Sellers’ Representative shall be obligated for all the Purchasers’ Indemnified Parties’ Losses, subject to the other limitations set forth in this Agreement, for which the Purchasers’ Indemnified Parties are finally determined to be otherwise entitled to indemnification under Section 8.2(a)(i) (Indemnification by the Sellers) that are in excess of 1.0% of the Pensions Share Purchase Price, but only if such excess Losses arise with respect to any claim that involves Losses in excess of USD 125,000; (iii) in a cumulative aggregate amount exceeding 15.0% of the Pensions Share Purchase Price, in each case, actually paid to the Sellers, provided that to the extent any Loss arises as a result of or in connection with the breach of any Sellers’ Fundamental Warranties, clause (ii) above shall not apply and clause (iii) above shall be deemed (solely as it applies to Sellers’ Fundamental Warranties) to include the words “100.0%” in lieu of “15.0%” therein, and (iv) except with respect to any Loss arising as a result of or in connection with the breach of any of Sellers’ Fundamental Warranties or any of the Sellers’ Warranties contained in Section 3.3 (Target Company Financial Statements), Section 3.4 (Reports), Section 3.5 (No Undisclosed Liabilities), Section 3.6 (Absence of Changes), or Section 3.16 (Funds and Fund Financial Statements), in respect of any claim pursuant to Section 8.2(a)(i) (Indemnification by the Sellers) by the Purchasers’ Indemnified Parties in respect of the Pensions Business Unit, the amount payable by the Sellers’ Indemnifying Parties in respect of any Loss shall, subject to the other limitations set forth in this Article VIII (Survival; Indemnification; Certain Remedies), not exceed the result of the amount of such Loss determined in accordance with this Article VIII (Survival; Indemnification; Certain Remedies), multiplied by 0.643. For purposes of determining whether the threshold set forth in clause (iii) of this Section 8.2(b) (Indemnification by the Sellers) has been met or exceeded, any amount paid by any member of the Sellers’ Group for Losses pursuant to Section 8.2(a)(i) (Indemnification by the Sellers) or Section 7.6 (Tax Indemnification) shall be taken into account.

Section 8.3 Indemnification by the Purchasers. After the Closing and subject to the provisions of this Article VIII (Survival; Indemnification; Certain Remedies), the Purchasers’ Representative on behalf of the Purchasers shall indemnify, defend and hold harmless, without duplication, the Sellers’ Indemnified Parties from and against all Losses that such Sellers’ Indemnified Party may at any time suffer or incur, or become subject to:

(i) as a result of or in connection with the breach of any Purchasers’ Warranties (in each case determined as to occurrence and amount without regard to any materiality, material adverse effect or similar qualifiers); or

(ii) as a result of or in connection with any breach or failure by any member of the Purchasers’ Group to perform any of its respective covenants or obligations contained in this Agreement.

Section 8.4 Claims Procedure.

(a) Notification by the Indemnified Party. If any Indemnified Party becomes aware of any fact, matter or circumstance that may give rise to a claim for indemnification under this Article VIII (Survival; Indemnification; Certain Remedies), the Indemnified Party’s Representative shall promptly and in no event later than twenty (20) Business Days of becoming so aware; provided, however, that any delay or failure to reasonably promptly notify a claim shall not relieve the Indemnifying Party from its indemnification obligations, except, and then only to the extent, that such delay or failure materially and adversely affects any defenses or rights available to the Indemnifying Party with respect to such claim) notify the Indemnifying Party’s Representative in writing of any claim in respect of which indemnity may be sought under this Article VIII (Survival; Indemnification; Certain Remedies) (including any pending claim or demand by a third party that the Indemnified Party has determined has given or could reasonably give rise to a right of indemnification under this Agreement (including a pending claim or demand asserted by a third party against the Indemnified Party) (each, a “Third Party Claim”), setting out the provisions under this Agreement on which such claim is based, and such other information as is reasonably necessary to enable the Indemnifying Party’s Representative to assess the merits of the potential claim and to act to preserve evidence (including reasonable details then-currently available to the Indemnified Party regarding the legal and factual basis of the claim and the evidence on which the party relies (including where the claim is the result of a Third Party Claim, evidence of the Third Party Claim available to the Indemnified Party) and setting out its reasonable estimate of the amount of Losses to the extent ascertainable which are, or are to be, the subject of the claim) and the Indemnified Party shall keep the Indemnifying Party’s Representative reasonably informed of any developments (including additional information which may become available to it) in respect of such facts, matters or circumstances. The parties agree that (i) in this Article VIII (Survival; Indemnification; Certain Remedies) they intend to shorten, in the case of the limited survival periods specified in Section 8.1 (Survival), the applicable statute of limitations period with respect to certain claims; (ii) notices for claims in respect of a breach of a representation, warranty, covenant or agreement must be delivered prior to the expiration of the applicable survival period specified in Section 8.1 (Survival) for such representation, warranty, covenant or agreement; and (iii) any claims for indemnification for which notice is not timely delivered in accordance with this Section 8.4(a) (Claims Procedure) shall be expressly barred and are hereby waived; provided further that if, prior to such applicable date, a party hereto shall have notified the other party hereto in accordance with the requirements of this Section 8.4(a) (Claims Procedure) of a claim for indemnification under this Article VIII (Survival; Indemnification; Certain Remedies) (whether or not formal legal action shall have been commenced based upon such claim), such claim shall continue to be subject to indemnification in accordance with this Article VIII (Survival; Indemnification; Certain Remedies) notwithstanding the passing of such applicable date.

(b) Cooperation by the Indemnified Party. The Indemnified Party’s Representative shall reasonably cooperate with and assist the Indemnifying Party’s Representative in defending against a Third Party Claim. In connection with any fact, matter, event or circumstance that may give rise to a claim against any Indemnifying Party under this Agreement, the Indemnified Party’s Representative shall use its commercially reasonable efforts to ensure that each relevant member of the Indemnified Party’s Group: (i) shall preserve all material evidence relevant to the claim, (ii) shall allow the Indemnifying Party’s Representative and its advisers to investigate the fact, matter, event or circumstance alleged to give rise to such claim and whether and to what extent any amount is payable in respect of such claim, and (iii) shall (at the expense of the Indemnifying Party) disclose to the Indemnifying Party’s Representative and its Representatives all material reasonably available of which it is aware which relates to the claim and provide (at the expense of the Indemnifying Party), and procure that any other relevant members of the Indemnified Party’s Group shall provide, all such information and assistance, including reasonable access to premises and personnel, and the right to examine, and (unless such items are covered by confidentiality obligations to third parties, in which case the confidentiality provisions set out in Section 5.5(c) (Access and Information) shall apply, mutatis mutandis) the right to copy or photograph, any assets, accounts, documents and records, as the Indemnifying Party’s Representative or its Representatives may reasonably request, subject to the Indemnifying Party’s Representative and its advisers agreeing in such form as the Indemnified Party’s Representative may reasonably require to keep all such information confidential and to use it only for the purpose of investigating and defending the claim in question.

(c) Assumption of Defense of a Third Party Claim. Upon receipt of a notice of a claim for indemnity from an Indemnified Party pursuant to Section 8.4(a) (Claims Procedure) in respect of a Third Party Claim, the Indemnifying Party may, by notice to the Indemnified Party’s Representative delivered within twenty (20) Business Days of the receipt of notice of such Third Party Claim, assume the defense and control of any Third Party Claim, with its own counsel and at its own expense, but shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense. If the Indemnifying Party does not elect to assume the defense and control of such Third Party Claim within twenty (20) Business Days’ after receipt of notice thereof, the Indemnified Party shall have the right to undertake the defense against or consent to a settlement, compromise or discharge of, or entry of a judgment (each a “Consent”) arising from such Third Party Claim; provided however that the Indemnified Party shall provide the Indemnifying Party (i) upon the Indemnifying Party’s prior written request with reasonable periodic updates (not to exceed once a month unless the parties agree to more frequent updates in light of developments in respect of such Third Party Claim) with respect to material developments in respect of such Third Party Claim), and (ii) with a second opportunity to assume the defense and control of such Third Party Claim within a reasonable time period (not to exceed thirty (30) Business Days) prior to finalizing the terms of any such Consent by providing the Indemnifying Party with notice of such proposed Consent together with the information contemplated by Section 8.4(a) in respect of the initial notice of a Third Party Claim updated as appropriate to the date of such notice (in which case the Indemnifying Party shall allow the Indemnified Party a reasonable opportunity to participate in the defense of such Third Party Claim with its own counsel and at its own expense). The Indemnifying Party shall not, without the prior written consent of the Indemnified Party (which shall not be unreasonably withheld, conditioned or delayed), consent to a settlement, compromise or discharge of, or the entry of any judgment arising from, any Third Party Claim, unless such settlement, compromise, discharge or entry of any judgment does not provide for any injunctive or other non-monetary relief adversely affecting any member of the Purchasers’ Group and does not involve any finding or admission of any violation of Law or admission of any wrongdoing by the Indemnified Party, and the Indemnifying Party shall obtain, as a condition of any settlement, compromise, discharge, entry of judgment (if applicable), or other resolution, an unconditional release of each Indemnified Party from any and all liabilities in respect of such Third Party Claim, provided, however, that, for the avoidance of doubt, in the event the Indemnifying Party agrees to any settlement of any Third Party Claim, any amounts due pursuant to any such settlement shall be deemed to be Losses for which the Indemnified Party shall be entitled to indemnification in accordance with, and subject to the limitations of, to this Article VIII (Survival; Indemnification; Certain Remedies).

(d) Except as permitted by Section 8.4(c) where the Indemnifying Party has failed to assume the compromise, settlement, defense or approval of a Third Party Claim, the Indemnified Party shall not settle, compromise or consent to the entry of any judgment with respect to any claim or demand for which it is seeking indemnification from the Indemnifying Party, or admit to any liability with respect to such claim or demand without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary contained in this Article VIII (Survival; Indemnification; Certain Remedies), no Indemnifying Party shall have any liability under this Article VIII (Survival; Indemnification; Certain Remedies) for any Losses arising out of or in connection with any Third Party Claim that is settled or compromised by an Indemnified Party without the consent of the Indemnifying Party, except as permitted by Section 8.4(c), where the Indemnifying Party has failed to assume the compromise, settlement, defense or approval of a Third Party Claim.

Section 8.5 Provisions. No Indemnifying Party shall be liable under this Article VIII (Survival; Indemnification; Certain Remedies) in respect of any Loss, if the fact, matter, event or circumstance giving rise to the claim or on which it is based is specifically accrued or reserved for in the Preliminary 2012 Financials or the Financial Statements made available prior to the date hereof, or is specifically provided for therein, in each case in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Section 8.6 Damages. The Sellers’ Representative and the Purchasers’ Representative agree, for themselves and on behalf of each member of the Sellers’ Group or Purchasers’ Group, respectively, that with respect to each indemnification obligation set forth in this Article VIII (Survival; Indemnification; Certain Remedies), any Transaction Document or any other document executed or delivered in connection with the Closing, in no event shall an Indemnifying Party have any liability to an Indemnified Party for any punitive, special, exemplary or other similar damages or other similar Losses, except to the extent awarded against an Indemnified Party in a Third Party Claim.

Section 8.7 Contingent Liabilities. No Indemnifying Party shall be liable under this Article VIII (Survival; Indemnification; Certain Remedies) in respect of any Loss which is contingent unless and until such contingent Loss becomes an actual liability and is due and payable; provided that this Section 8.7 shall not limit the ability of any Indemnified Party to submit a claim in accordance with Section 8.1 (Survival) and Section 8.4(a) (Claims Procedure).

Section 8.8 Right to Recover.

(a) Without limiting any duties to mitigate Losses under New York law, if any Indemnifying Party is liable to pay an amount in discharge of any claim under this Agreement and any member of the Indemnified Party’s Group actually recovers (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates any member of the Indemnified Party’s Group (in whole or in part) in respect of the Losses which is the subject matter of the claim (including any Tax benefit actually realized (by way of a reduction in cash Taxes otherwise payable) arising from such Loss), the Purchasers’ Representative or the Sellers’ Representative, as applicable, shall use its commercially reasonable efforts to procure that reasonable steps are taken to enforce recovery against the third party and any actual recovery (less any costs and expenses incurred in obtaining such recovery (including any insurance deductibles and reasonable and documented out-of-pocket legal fees)) shall reduce or satisfy, as the case may be, such claim to the extent of such recovery. Notwithstanding the foregoing, neither the Purchasers’ Representative nor the Sellers’ Representative shall be required to act or forbear to act under this Section 8.8 (Right to Recover) if such act or forbearance, as applicable, could prejudice such party’s ability to prosecute a claim against an Indemnifying Party or any right hereunder in the reasonable judgment of the Purchasers’ Representative or Sellers’ Representative, as applicable.

(b) If any Indemnifying Party has paid an amount in discharge of any claim under this Agreement and any member of the Indemnified Party’s Group actually recovers (whether by payment, discount, credit, relief, insurance or otherwise) from a third party a sum which indemnifies or compensates any member of the Indemnified Party’s Group (in whole or in part) in respect of the Loss which is the subject matter of the claim (including any Tax benefit actually realized (by way of a reduction in cash Taxes otherwise payable) arising from such Loss), the Purchasers’ Representative or the Sellers’ Representative, as applicable, shall use its commercially reasonable efforts to procure that all steps are taken as may reasonably be required to enforce such recovery and shall, or shall procure that the relevant member of the Indemnified Party’s Group shall, pay to the Sellers’ Representative or the Purchasers’ Representative, as applicable, as soon as practicable after receipt an amount equal to (i) any sum recovered from the third party less any costs and expenses (including, insurance deductibles and reasonable and documented out-of-pocket legal fees) incurred in obtaining such recovery or (ii) if less, the amount previously paid by the relevant Indemnifying Party to the relevant Indemnified Party.

Section 8.9 Double Claims. The Indemnified Parties shall not be entitled to recover from any Indemnifying Party under this Article VIII (Survival; Indemnification; Certain Remedies) or under any Transaction Document more than once in respect of the same Loss (notwithstanding that such Loss may result from breaches of multiple provisions of this Agreement).

Section 8.10 Purchasers’ Actions. No member of the Sellers’ Group shall have any liability for any Loss to the extent that such Loss would not have arisen but for any change in the accounting policies, practices or procedures adopted by any member of the Purchasers’ Group or the Target Companies, or for any other voluntary act or any omission by any member of the Purchasers’ Group or the Target Companies after the Closing Date other than bona fide changes in the business or operation of the Target Companies implemented by the Purchasers’ Representative in the Ordinary Course following the Closing Date.

Section 8.11 Payment. In the event a claim for indemnification under Article VII (Tax Matters) (except with respect to Section 7.11 (FUT Matters) or this Article VIII (Survival; Indemnification; Certain Remedies) has been finally determined, the amount of such final determination shall be paid by the Indemnifying Party’s Representative, on behalf of the Indemnifying Parties, to the Indemnified Party’s Representative, on behalf of the Indemnified Parties, on demand in Dollars in immediately available funds. Any claim, action, suit, arbitration or proceeding by or before any Government Authority or arbitral body, and the liability for and amount of damages therefor, shall be deemed to be “finally determined” for purposes of Article VII (Tax Matters) (except with respect to Section 7.11 (FUT Matters) or this Article VIII (Survival; Indemnification; Certain Remedies) when the parties hereto have so determined by mutual agreement or, if disputed, when a final non-appealable Government Order has been entered into with respect to such claim, action, suit, arbitration or proceeding.

Section 8.12 Treatment of Indemnification Payments. To the fullest extent permitted under applicable Law, for all purposes (including Tax purposes), any payment made under Section 7.3 (Refunds), Section 7.6 (Tax Indemnification), Section 8.2 (Indemnification by the Sellers) or Section 8.3 (Indemnification by the Purchasers) shall constitute an adjustment to the Pensions Share Purchase Price.

Section 8.13 Knowledge. With respect to each indemnity obligation of the Sellers, no Sellers’ Warranty shall be deemed untrue or incorrect as a consequence of the existence of any fact, circumstance or event Previously Disclosed.

Section 8.14 Exclusive Remedies. Each party hereto acknowledges and agrees that following the Closing (i) the indemnification provisions of Article VII (Tax Matters) and of this Article VIII (Survival; Indemnification; Certain Remedies) shall be the sole and exclusive remedies of the parties hereto under or in connection with this Agreement in respect of the Pensions Business Unit, except with respect to matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available under Section 10.7(b) (Governing Law; Specific Performance; Dispute Resolution), and (ii) notwithstanding anything to the contrary contained herein, no breach of any representation, warranty, covenant or agreement contained herein shall give rise to any right on the part of any party hereto to rescind this Agreement or any of the Transactions.

ARTICLE IX

TERMINATION

Section 9.1 Termination of this Agreement. This Agreement may be terminated prior to the Closing:

(a) Consent. By the mutual written consent of the Sellers’ Representative and the Purchasers’ Representative;

(b) Final Closing Date. By the Purchasers’ Representative or the Sellers’ Representative, by giving written notice of such termination to the other party, as applicable, if the Closing Date has not occurred on or prior to the Final Closing Date (as it may have been extended); provided, however, that the right to effect a termination of this Agreement under this Section 9.1(b) (Termination of this Agreement) shall not be available to a party which then is in material breach of its representations, warranties, agreements or covenants hereunder;

(c) Denial of Regulatory Approval. By either the Sellers’ Representative or the Purchasers’ Representative, by giving written notice of such termination to the other party if (i) (A) any Minimum Required Approval is denied by final, nonappealable action of the relevant Government Authority or (B) a Government Authority imposes a Burdensome Condition on the grant of any Minimum Required Approval and the imposition of such Burdensome Condition is final and nonappealable, or (ii) any Government Authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any Law or final, non-appealable Government Order that is in effect and prohibits or makes illegal the consummation of the transactions contemplated hereby; provided, however, that the right to effect a termination of this Agreement under this Section 9.1(c) (Termination of this Agreement) shall not be available to a party that is then in material breach of its representations, warranties, agreements or covenants hereunder;

(d) Non Satisfaction of Offer Completion Conditions. By the Purchasers’ Representative, by giving written notice of such termination to the Sellers’ Representative, if any of the Offer Completion Conditions have not been satisfied as of the last calendar day immediately prior to the scheduled Offer Expiration Date (as it may have been extended in accordance with this Agreement); provided, however, that the right to effect a termination of this Agreement under this Section 9.1(d) (Termination of this Agreement) shall not be available if any member of the Purchasers’ Group is then in material breach of its representations, warranties, agreements or covenants hereunder;

(e) Breach by Purchasers. By the Sellers’ Representative by giving written notice of such termination to the Purchasers’ Representative in the event of a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of a Purchaser, which breach (i) individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of any condition set forth in Section 6.3 (Conditions to Obligations of the Sellers at the Closing) to be satisfied, and (ii) shall be incapable of cure prior to the earlier to occur of (A) the scheduled Offer Expiration Date (if such breach occurs following the Launch Date) and (B) the Final Closing Date, or has not been cured upon the earlier to occur of (X) sixty (60) days after the giving of written notice to the Purchasers’ Representative of such breach and (Y) three (3) days before the earlier to occur of the scheduled Offer Expiration Date and the Final Closing Date; provided, however, that the right to effect a termination of this Agreement under this Section 9.1(e) (Termination of this Agreement) shall not be available if any member of the Sellers’ Group then is in material breach of its representations, warranties, agreements or covenants hereunder; or

(f) Breach by Sellers. By the Purchasers’ Representative, by giving written notice of such termination to the Sellers’ Representative, in the event of a material breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of a Seller, which breach (i) individually or in the aggregate, would result in, if occurring or continuing on the Launch Date, the failure of any condition set forth in Section 6.1 (Conditions to Launch of Offer) and Section 6.2 (Conditions to Obligations of the Purchasers at the Closing) to be satisfied, and (ii) shall be incapable of cure prior to the Final Closing Date or has not been cured upon the earlier to occur of (A) sixty (60) days after the giving of written notice to the Sellers’ Representative of such breach and (B) three (3) days before the Final Closing Date; provided, however, that the right to effect a termination of this Agreement under this Section 9.1(f) (Termination of this Agreement) shall not be available if any member of the Purchasers’ Group then is in material breach of its representations, warranties, agreements or covenants hereunder.

(g) Company Final Salary Mass. By the Purchasers’ Representative, by giving written notice of such termination to the Sellers’ Representative, in the event that the condition set forth in Section 6.1(g) (Conditions to Launch of Offer) has not been satisfied after two consecutive Company Salary Mass Re-Test Dates.

Section 9.2 Notice of Termination. Any party hereto desiring to effect a termination of this Agreement pursuant to Section 9.1 (Termination of this Agreement) shall give written notice of such termination to the other party hereto.

Section 9.3 Effect of Termination. Upon a termination of this Agreement in accordance with Section 9.1 (Termination of this Agreement), each party’s further rights and obligations hereunder, other than the Surviving Provisions, shall terminate; provided, however, that such termination shall not affect any rights or obligations of a party which may have accrued prior to such termination.

Section 9.4 Additional Rights and Remedies. The parties acknowledge and agree that nothing in this Article IX (Termination) shall prejudice or limit any rights or remedies which may otherwise be available to the parties under this Agreement or pursuant to applicable Law, including the right to claim damages. Nothing in this Agreement shall relieve any party hereto, after a termination of this Agreement, from liability for fraud or willful breach; provided that in no event shall any party hereto be liable for punitive damages.

ARTICLE X

MISCELLANEOUS

Section 10.1 Notices.

(a) Any notice, request, claim, demand or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i) in writing in English; and

(ii) delivered by hand, registered mail or by courier using an internationally recognized courier company, or by email.

(b) A Notice to any Seller shall be delivered to such party at the following address, or such other person or address as the Sellers’ Representative may notify to the Purchasers’ Representative from time to time:

Banco Bilbao Vizcaya Argentaria S.A.
Paseo de la Castellana, 81-28046
Madrid, Spain

Fax:	+34 915378476
Attention:	José Ferrís Monera, Strategy & M&A – Managing Director
Email:	jose.ferris@bbva.com

with a copy to (which shall not constitute notice):

Banco Bilbao Vizcaya Argentaria S.A.
Paseo de la Castellana, 81-28046
Madrid, Spain

Fax:	+34 913743551
Attention:	Maria Jesus Arribaz de Paz, Corporate Legal Services - Directora
Email:	mjesus.arribas@bbva.com

with a further copy to (which shall not constitute notice):

Sullivan & Cromwell LLP
24, rue Jean Goujon
75008 Paris, France

Fax:	+33 1 7304 1010
Attention:	William D. Torchiana and Joram M. Lietaert Peerbolte
Email:	torchianaw@sullcrom.com; lietaertj@sullcrom.com

(c) A Notice to any Purchaser shall be delivered to such party at the following address, or such other person or address as the Purchasers’ Representative may notify to the Sellers’ Representative from time to time:

MetLife, Inc.
1095 Avenue of the Americas
New York, NY 10036

Fax:	+1 (212) 578-3070
Attention:	Adam M. Hodes
Email:	ahodes@metlife.com

with a copy to (which shall not constitute notice):

MetLife, Inc.
1095 Avenue of the Americas
New York, NY 10036

Fax:	+1 (212) 251-1618
Attention:	Rolon A. Reed III
Email:	rreed@metlife.com

with a further copy to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

Fax:	+1 (212) 735-2000
Attention:	Robert J. Sullivan and Paola Lozano
Email:	Robert.Sullivan@skadden.com; Paola.Lozano@skadden.com

(d) A Notice shall be effective upon receipt and shall be deemed to have been received:

(i) if delivered by hand, registered post or courier, at the time of delivery; or

(ii) if sent by email, upon confirmation by telephone or email from the receiving party of receipt thereof (provided that if such Notice is sent by email, such Notice makes specific reference to this Section 10.1(d)(ii) (Notices)), excluding, however, any answer or confirmation automatically generated by electronic means (such as out-of-office replies).

For the avoidance of doubt, all Notices hereunder must be delivered in accordance with the terms of this Section 10.1 (Notices), and delivery of any Notice to any party hereunder by or on behalf of any party hereunder by any other means, including by delivery solely to the Sellers’ Process Agent without following the procedures set out in this Section 10.1 (Notices), shall not be effectively delivered to such party for purposes of this Agreement.

Section 10.2 Assignment. No party may, without the prior written consent of the other parties, assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement, except that Purchasers’ Representative or Purchaser may assign, grant any security interest over, hold on trust or otherwise transfer the benefit of the whole or any part of this Agreement to any wholly-owned Affiliate of Purchasers’ Representative; provided that any such assignment shall not adversely affect any member of the Sellers’ Group (it being understood that such an assignment to a newly-incorporated Chilean limited liability company (sociedad de responsibilidad limitada), Chilean stock corporation (sociedad por acciones) or Chilean corporation (sociedad anónima) specifically formed for purposes of consummating the Transactions would not adversely affect any member of the Sellers’ Group), and shall not relieve the Purchasers’ Representative as of the date hereof of its obligations hereunder. Any attempted assignment (except by the Purchasers as permitted in the preceding sentence) in violation of this Section 10.2 (Assignment) shall be void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their successors and permitted assigns.

Section 10.3 No Third-Party Beneficiaries. Except as provided in Article VIII (Survival; Indemnification; Certain Remedies), this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein expressed or implied shall give or be construed to give to any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder; provided that the provisions of Section 5.9(c) (D&O Indemnification, Exculpation and Insurance) and Section 5.9(e) (D&O Indemnification, Exculpation and Insurance) are intended to be for the benefit of, and will be enforceable by, each Indemnified Officer and Indemnified Director, his or her heirs and his or her representatives and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have from any Target Company or any other person by contract or otherwise except as expressly provided herein.

Section 10.4 Whole Agreement; Other Transaction Documents.

(a) This Agreement, the other Transaction Documents and the Confidentiality Agreement contain the whole agreement between the parties relating to the subject matter of this Agreement to the exclusion of any terms implied by Law that may be excluded by contract and supersede any previous written or oral agreement between the parties in relation to the matters dealt with herein and therein.

(b) Each Purchaser acknowledges that it has not been induced to enter this Agreement by any representation, warranty assurance, commitment, statement or undertaking not expressly incorporated into it and agrees that it will not contend to the contrary.

(c) So far as is permitted by Law, each Purchaser agrees and acknowledges that its only right and remedy in relation to any provision of this Agreement shall be for breach of the terms of this Agreement to the exclusion of all other rights and remedies (including those in tort or arising under statute) including any right to rescind this Agreement.

(d) The parties agree that, except to the extent required to comply with the Laws, regulations and/or formalities of execution in the jurisdiction in which the applicable Target Companies are located, no Transfer Document or any other instrument of transfer relating to any part of the Target Business shall impose any obligation on the relevant Seller or the Purchaser that is inconsistent with, or additional to, the obligations of the Sellers and the Purchasers under this Agreement. If there is any inconsistency between the terms of this Agreement and any other Transaction Document, or between the terms of this Agreement and the terms of any Transfer Document or other agreement entered into in connection with the Transactions, this Agreement shall prevail (as between the parties to this Agreement and as between any other members of the Sellers’ Group and any other members of the Purchasers’ Group) to the extent of the inconsistency, unless otherwise expressly agreed.

Section 10.5 Costs and Fees.

(a) Except as otherwise provided herein, the Sellers shall bear all costs and expenses (including any legal fees) incurred by them in connection with the preparation, negotiation and execution of this Agreement, the other Transaction Documents and the Transactions and other transactions contemplated hereby and thereby.

(b) Except as otherwise provided herein, the Purchasers shall bear all such costs and expenses (including any legal fees) incurred by them in connection with the preparation, negotiation and execution of this Agreement and the other Transaction Documents and the Transactions and other transactions contemplated hereby and thereby.

(c) The Purchasers and the Sellers shall bear in equal portions the costs incurred for local notaries to prepare the deeds and other documents necessary to effect each Closing.

Section 10.6 Further Assurances. Without prejudice to Article VI (Conditions to Launch of Offer and Closing), Section 2.6 (Deliveries by Purchasers’ Representative) and Section 2.7 (Deliveries by Sellers’ Representative), each of the parties shall from time to time execute, or procure the execution of, such documents and instruments as any party may reasonably require to effect the sale and purchase of the Shares in accordance with the terms and provisions of this Agreement.

Section 10.7 Governing Law; Specific Performance; Dispute Resolution.

(a) THIS AGREEMENT AND ALL OBLIGATIONS, WHETHER CONTRACTUAL OR NON-CONTRACTUAL, ARISING OUT OF OR RELATED TO THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK APPLICABLE TO AGREEMENTS MADE AND TO BE PERFORMED ENTIRELY WITHIN THAT STATE (WITHOUT REGARD TO ANY PRINCIPLES OF CONFLICTS OF LAW THAT WOULD LEAD TO THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION), PROVIDED, HOWEVER, THAT FOR THE AVOIDANCE OF DOUBT, SECTION 5-1401 AND SECTION 5-1402 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK SHALL APPLY.

(b) Each party acknowledges that if any of the covenants of this Agreement are not performed in accordance with their specific terms or are otherwise breached, that immediate and irreparable harm or injury could be caused, and that it would be impossible to determine the amount of damages that would result from any breach of any of the provisions of this Agreement and that the remedy at law for any breach, or threatened breach, of any of such provisions would be inadequate and, accordingly, agrees that each other party, in addition to any other rights or remedies which it may have, shall be entitled to seek such equitable and injunctive relief in the manner described in Section 10.7(c)-(l) (Governing Law; Specific Performance; Dispute Resolution) below to compel specific performance of, or restrain any party from violating, any of such provisions. In connection with any action or proceeding for equitable and injunctive relief permitted hereunder, each party hereby waives the claim or defense that a remedy at Law alone is adequate and, to the maximum extent permitted by Law, agrees to have each provision of this Agreement specifically enforced against it, without the necessity of posting bond or other security against it, and consents to the entry of equitable and injunctive relief against it enjoining or restraining any breach or threatened breach of such provisions of this Agreement.

(c) Subject to the procedures set forth in Section 2.4 (Net Debt Statement; Net Debt Dividend) and Annex 11 (Net Debt Statement Procedures), any controversy or claim arising out of, in connection with or relating to this Agreement, or its interpretation, validity, performance, enforceability, breach or termination (including any dispute regarding the jurisdiction of the arbitral tribunal or other threshold matters), shall be resolved by final and binding arbitration administered by the Court of Arbitration of the International Chamber of Commerce pursuant to its Rules of Arbitration (the “Rules”), except as modified by this Section 10.7 (Governing Law; Specific Performance; Dispute Resolution). The parties consent that actions to confirm, vacate, recognize and enforce any arbitration award rendered under this Section 10.7 (Governing Law; Specific Performance; Dispute Resolution) shall be governed by the Federal Arbitration Act, which is found in Title 9 of the U.S. Code. The parties further consent that judgment on any award rendered by the arbitral tribunal may be entered in any court having competent jurisdiction.

(d) The arbitration shall be conducted by three (3) arbitrators (the “Tribunal”). The claimant or claimants, collectively, and the respondent or respondents, collectively, shall nominate one arbitrator each in accordance with the Rules. The two (2) party-appointed arbitrators shall have thirty (30) days from the confirmation of the nomination of the second arbitrator to agree on the nomination of a third arbitrator to serve as the chair of the Tribunal. Any arbitrator who is not timely appointed as provided above shall, upon the written request of any party, be appointed by the Court of Arbitration of the International Chamber of Commerce in accordance with the Rules. The place of arbitration shall be New York, New York, and the language of the arbitration shall be English, but documents or testimony may be submitted to the Tribunal in other languages if a translation is provided. Any award or decision by the arbitrators shall specify that they have been convened under this Section 10.7 (Governing Law; Specific Performance; Dispute Resolution) and shall further specify the basis for the Tribunal’s jurisdiction.

(e) The Tribunal shall decide the dispute in accordance with the substantive governing law as set forth in Section 10.7(a) (Governing Law; Specific Performance; Dispute Resolution), and, for the avoidance of doubt, without applying any choice of law or conflicts of law principles of the governing law that would have the effect of giving effect to the Laws of another jurisdiction, as set forth in Section 10.7(a) (Governing Law; Specific Performance; Dispute Resolution).

(f) The Tribunal will have the authority to grant provisional remedies and to award specific performance, without prejudice to such provisional remedies as may be available under the jurisdiction of the New York Courts, (as defined below), the Santiago de Chile Courts (as defined below) or the Emergency Arbitrator (as such term is defined under the Rules) below.

(g) Each party hereby waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect to any litigation or other proceeding permitted under this Agreement or any transaction contemplated hereby.

(h) The parties expressly consent to Emergency Arbitration conducted by an Emergency Arbitrator (as such term is defined under the Rules), as provided in the Rules. Any Emergency Arbitration shall be conducted in accordance with the Rules.

(i) By agreeing to arbitration, the parties do not intend to deprive the New York Courts (as defined below), the Santiago de Chile Courts (as defined below) or the Emergency Arbitrator (as such term is defined under the Rules), of their jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other order in aid of arbitration and the enforcement of any award. In any such judicial action: (i) each of the parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Courts of the State of New York and the Federal Courts of the United States of America located within the State of New York (the “New York Courts”) or the courts located in Santiago de Chile (the “Santiago de Chile Courts”); and (ii) each party irrevocably waives, to the fullest extent it may effectively do so, any objection, including any objection to the laying of venue or based on the grounds of forum non conveniens or any right of objection to jurisdiction on account of its place of incorporation or domicile, which it may now or hereafter have to the bringing of any such action or proceeding in any New York Court or Santiago de Chile Court.

(j) The Sellers’ Representative and the Sellers each hereto irrevocably appoint BBVA New York branch, with offices at the date of this Agreement at 1345 6th Avenue, New York, NY, 10105, as its authorized agent on which any and all legal process may be served in any judicial action, suit or proceeding permitted under this Agreement (the “Sellers’ Process Agent”). Each party agrees that the failure of the Sellers’ Process Agent (or as applicable, the Purchasers’ Process Agent) to give notice to it of any such service shall not impair or affect the validity of such service or any judgment rendered in any action, suit or proceeding based thereon. If for any reason the Sellers’ Process Agent (or as applicable, the Purchasers’ Process Agent) shall cease to be available to act as such, the Sellers (or as applicable, the Purchasers) agree to designate a new agent in the Borough of Manhattan, The City of New York and the Sellers’ Representative (or as applicable, the Purchasers’ Representative) shall, as soon as practicable, give notice to the other party of such new agent. All the parties further consent to service of process by first class certified mail, return receipt requested, postage prepaid. Nothing herein shall be deemed to limit the ability of any other party hereto to serve any such legal process in any judicial actions, suits or proceedings permitted under this Agreement in any other manner permitted by applicable Law or to obtain jurisdiction over any such party or bring judicial actions, suits or proceedings permitted by this Agreement in such manner as may be permitted by applicable Law.

(k) Within ten (10) Business Days following the date hereof (or with respect to each Share Purchaser, following the date of such Share Purchaser’s accession to this Agreement), each of the Purchasers and the Sellers shall execute such documentation as may be required to permit notice to be served upon it, and actions to be brought against it, in Chile in connection with any matter permitted hereunder to be brought before a Santiago de Chile Court.

(l) Any arbitration hereunder shall be confidential, and the parties and their agents agree not to disclose to any third party the existence or status of the arbitration or any information made known or any documents produced in the arbitration not otherwise in the public domain or any awards arising from the arbitration, in each case, except and to the extent that disclosure is required by applicable Law or is required to protect or pursue a legal right.

Section 10.8 Counterparts. This Agreement may be executed in one or more counterparts, including via facsimile or email (or any other electronic means such as “.pdf” or “.tiff” files), each of which shall be deemed an original, and all of which shall constitute one and the same Agreement.

Section 10.9 Headings. The heading references herein and the table of contents hereof are for convenience purposes only, and shall not be deemed to limit or affect any of the provisions hereof.

Section 10.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 10.11 Joint Negotiation. The parties hereto have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

Section 10.12 Sellers’ Representative. Each Seller hereby irrevocably appoints the Sellers’ Representative as its representative to act on its behalf for all purposes under this Agreement, including for the purposes of:

(a) delivering payment instructions to the Purchasers’ Representative in connection with the payment of sums due hereunder and thereunder;

(b) accepting notices on its behalf;

(c) taking any and all actions that may be necessary or desirable, as determined by the Sellers’ Representative in its absolute discretion, in connection with payment of the costs and expenses incurred in relation to the transactions contemplated by this Agreement;

(d) exercising exclusively on its behalf any right given to it under this Agreement (including under Article VIII (Survival; Indemnification; Certain Remedies)), which exercise shall be binding on it; and

(e) generally taking any and all actions and doing any and all other things provided in or contemplated by this Agreement to be performed by it, and shall refrain from doing anything inconsistent with any of the Sellers’ Representative’s actions taken in its capacity as its representative.

Section 10.13 Purchasers’ Representative. Each Purchaser hereby irrevocably appoints the Purchasers’ Representative as its representative to act on its behalf for all purposes under this Agreement, including for the purposes of:

(a) delivering payment instructions to the Sellers’ Representative in connection with the payment of sums due hereunder and thereunder;

(b) accepting notices on its behalf and being its authorized agent (“Purchasers’ Process Agent”) on which any and all legal process may be served in any judicial action, suit or proceeding permitted under this Agreement;

(c) taking any and all actions that may be necessary or desirable, as determined by the Purchasers’ Representative in its absolute discretion, in connection with payment of the costs and expenses incurred in relation to the transactions contemplated by this Agreement;

(d) exercising exclusively on its behalf any right given to it under this Agreement (including under Article VIII (Survival; Indemnification; Certain Remedies)), which exercise shall be binding on it; and

(e) generally taking any and all actions and doing any and all other things provided in or contemplated by this Agreement to be performed by it, and shall refrain from doing anything inconsistent with any of the Purchasers’ Representative’s actions taken in its capacity as its representative.

Section 10.14 Amendments. Any provision of this Agreement may be amended if, and only if, such amendment is in writing and signed by and on behalf of the Sellers’ Representative and the Purchasers’ Representative. For the avoidance of doubt, no other parties need to sign such amendment in order for such amendment to be effective and binding on all parties hereto.

Section 10.15 Payments.

(a) Wherever in this Agreement provision is made for a payment to be made or procured by any Seller to any Purchaser, member of the Purchasers’ Group, or Target Company (following the Closing), as the case may be, such payment shall, unless otherwise provided herein, be made by the Sellers’ Representative for itself and on behalf of the relevant Seller to the Purchasers’ Representative for itself and on behalf of the relevant Purchaser, member of the Purchasers’ Group or Target Company (following the Closing).

(b) Wherever in this Agreement provision is made for a payment to be made or procured by any Purchaser or Target Company (following the Closing) to any Seller or member of the Sellers’ Group, as the case may be, such payment shall, unless otherwise provided herein, be made by the Purchasers’ Representative for itself and on behalf of the relevant Purchaser or Target Company (following the Closing) to the Sellers’ Representative for itself and on behalf of the relevant Seller or member of the Sellers’ Group.

(c) Except to the extent otherwise expressly provided in this Agreement, all payments to be made under this Agreement shall be made in full, without any set-off or deduction for or on account of any counterclaim.

(d) Any payment to be made under this Agreement shall be effected by crediting for same day value the account specified by the Sellers’ Representative or the Purchasers’ Representative (as the case may be) on behalf of the party entitled to the payment on or before the due date for payment.

(e) Payment of a sum in accordance with this Section 10.15 (Payments) shall be a good discharge to the payer (and those on whose behalf such payment is made) of its obligation to make such payment and the payer (and those on whose behalf such payment is made) shall not be obliged to see to the application of the payment as between those on whose behalf the payment is received.

Section 10.16 Fulfillment of Obligations. Any obligation of Sellers’ Representative, any member of the Sellers’ Group or any Target Company to the Purchasers’ Representative or any member of the Purchasers’ Group under this Agreement, which obligation is performed, satisfied or fulfilled completely by an Affiliate of the Sellers’ Representative, the Sellers’ Group or any Target Company, shall be deemed to have been performed, satisfied or fulfilled by the Sellers’ Representative, any member of the Sellers’ Group or any Target Company, as the case may be.

IN WITNESS WHEREOF, the parties have executed or caused this Agreement to be executed as of the date first written above.

BANCO BILBAO VIZCAYA ARGENTARIA S.A., as Sellers’ Representative and Share Seller

By:	/s/ Carlos Torres Vila
Name: Carlos Torres Vila
	Title:	Head of Strategy & Corporate Development

BBVA INVERSIONES CHILE S.A., as Share Seller

By:	/s/ Roberto Albaladejo Pina
Name: Roberto Albaladejo Pina
Title: Attorney

By:	/s/ Pedro Astarloa Echevarrieta
Name: Pedro Astarloa Echevarrieta
Title: Attorney

METLIFE, INC., as Purchasers’ Representative

By:	/s/ Adam M. Hodes
Name: Adam M. Hodes
	Title:	Senior Vice President
Corporate Mergers & Acquisitions

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